EXHIBIT 99.3

Adapting to the New Reality

Annual Report 2012

Canada

EDC

Realize a World of Opportunity

MANDATE

Export Development Canada (EDC) is Canada’s export credit agency. Our mandate is to support and develop Canada’s trade, and the capacity of Canadian companies to participate in and respond to international business opportunities. Our knowledge and partnerships are used by more than 7,400 Canadian companies and their global customers in up to 200 markets worldwide each year. A Crown corporation accountable to Parliament through the Minister of International Trade, we are financially self-sustaining and a recognized leader in financial reporting and economic analysis.

VISION	EDC will be the most knowledgeable, the most connected and the most committed partner in trade for Canada.

CANADIAN EXPORTS GREW 2%

EDC SERVED 7,427 CUSTOMERS IN 187 COUNTRIES

ACHIEVED CUSTOMER SATISFACTION AND LOYALTY SCORE

(NET PROMOTER SCORE) OF 72, PUTTING EDC AMONG AN

ELITE GROUP OF ORGANIZATIONS WITH SCORES ABOVE 70

90% OF ALL FINANCING TRANSACTIONS DONE

IN PARTNERSHIP WITH FINANCIAL INSTITUTIONS

1,046 CANADIAN EXPORTERS BENEFITTED FROM OUR

FINANCING FACILITIES TO TARGETED FOREIGN BUYERS

OUR CUSTOMERS UNDERTOOK 896 TRANSACTIONS RELATED

TO FOREIGN INVESTMENTS FOR A VALUE OF $6.6 BILLION

HELPED GENERATE $52.7 BILLION OF CANADA’S GDP,

MORE THAN 4.0 CENTS FOR EVERY DOLLAR EARNED

HELPED SUSTAIN 573,773 JOBS, 3.3% OF

NATIONAL EMPLOYMENT

EDC EARNED REVENUES OF $1.4 BILLION AND

GENERATED A NET INCOME OF $1.3 BILLION

2012 PERFORMANCE MEASURES

Ratings in our performance measures are as follows: Target met or exceeded (> 98% of plan) Target substantially met (≥ 95% and ≤ 98% of plan) Target not met (< 95% of plan)	* **

Value for Money (VfM) are investments in IT that increase business performance.

Total cost of ownership (TCO) is the cost of maintaining core business infrastructure and technology assets.

The Productivity Ratio is the ratio of administrative expenses to net revenue. In 2012, our productivity ratio of 21.7 per cent was more favourable than plan due to increased loan revenue and reduced non-pension related administrative expenses.

2012 PERFORMANCE HIGHLIGHTS BY SECTOR AND MARKET

BUSINESS FACILITATED BY INDUSTRY SECTOR ($ IN MILLIONS)

BUSINESS FACILITATED BY GEOGRAPHIC MARKET ($ IN MILLIONS)

EDC Annual Report 2012 | iii

EDC AROUND THE WORLD

EDC has 16 international representations, with nearly 40 staff working on the ground to ease the way for Canadian exporters and investors. EDC also has 17 offices across Canada to connect more easily with Canadian exporters at home.

CANADIAN REGIONAL OFFICES

Vancouver, British Columbia
Calgary, Alberta
Edmonton, Alberta
Regina, Saskatchewan
Winnipeg, Manitoba
Windsor, Ontario
London, Ontario
Mississauga, Ontario
Toronto, Ontario
Ottawa, Ontario
Ville Saint-Laurent, Québec
Montreal, Québec
Drummondville, Québec
Québec City, Québec
Moncton, New Brunswick
Halifax, Nova Scotia
St. John's, Newfoundland and Labrador

Monterrey | Mexico

- Important manufacturing hub
- Highest per capita income in Mexico
- Many Canadian autoparts affiliates

Mexico City | Mexico

- Customer business (Mexico): $3 B
- Key sectors: extractive, transportation, infrastructure

Panama City | Panama

- Covers 35 countries in Central America & Caribbean
- Customer business for region: $1.5 B

Lima | Peru

- Covers Andean countries
- Customer business for region: $1.5 B
- Peru & Colombia in top 3 South American markets

Santiago | Chile

- Canada is largest foreign investor in Chile
- Key sectors: mining, infrastructure, resources
- Customer business: $703 M

São Paolo | Brazil

- Key business hub of Brazil
- Customer business (Brazil): $2.8 B

Rio De Janeiro | Brazil

- Infrastructure boom leading to 2016 Olympics
- Many Canadian engineering affiliates

2 | Adapting to the New Reality

EDC AROUND THE WORLD

Düsseldorf | Germany
- Covers 27 European markets
- Connections to European firms with global supply chains
- EU is Canada's 2nd largest trade partner

Istanbul | Turkey
- Covers Caucasus & East Mediterranean
- Customer business for region: $2 B
- Turkey in 20 largest economies

Moscow | Russia
- Covers Russia and CIS
- Customer business for region: $948 M
- Key sectors: Extractive, machinery, resources

Abu Dhabi | UAE
- Covers Middle East & North Africa
- Customer business for region: $1.7 B
- Key sectors: extractive, infrastructure, aerospace

Mumbai | India
- Key business hub of India
- Infrastructure investment vital to sustain growth

New Delhi | India
- India is 3rd largest economy by purchasing power parity
- Customer business for India: $2 B

Singapore
- Major gateway to SE Asia, China and India
- Customer business (SE Asia): $2.6 B

Beijing | People's Republic of China
- China is top growth market (7.5%, 2012)
- Customer business (China): $7.6 B

Shanghai | People's Republic of China
- Commercial hub of China
- Key sectors: automotive, cleantech, extractive

EDC Annual Report 2012 | 3

MESSAGE FROM THE CHAIR

THE NEW REALITIES OF TRADE

As we look back on 2012, we see another volatile year for our exporters and mixed results for Export Development Canada. But we also see some bright spots in the way our customers are adapting to the global economy with the help of EDC.

For Canadian companies at large, the challenging environment has meant that in 2012 exports grew at a slower rate than anticipated. This reflects what is happening in the global economy. Slower growth in Canada’s traditional trading markets has reduced opportunities for many Canadian companies, especially small businesses. This has gradually led to a smaller pool of exporters and fewer customers for EDC in 2012. The client count, which had climbed to a record of 8,469 in 2009 at the peak of the financial crisis, has since declined to 7,427 in 2012. This stems from both the decrease in Canadian exporters and, on the plus side, more sources of credit available again.

By contrast, more clients turned to EDC to invest abroad and expand their foreign affiliate sales. We see this in the nine per cent increase in these types of transactions that EDC facilitated in 2012. Canadian direct investment abroad is at the heart of Canada’s global competitiveness, so this growth is a good sign that more Canadian businesses are adapting to the new trade realities.

These trade opportunities and challenges underscore the importance of the “D” in EDC’s name: the “development” of Canadian trade and investment in foreign markets. That’s the spirit of EDC’s mandate and it drives our agenda every day.

A vital tool EDC uses to expand Canada’s trade is partnering with public and private-sector institutions to reach more exporters. For instance, last year 90 per cent of all EDC’s financing transactions were done in partnership with other financial institutions. And we keep getting better at it. In 2012, EDC deepened its commitment to our government and Crown partners, and developed a closer working relationship with Canada’s Trade Commissioner Service to help match Canadian companies with foreign buyers. We’re also collaborating more with the Business Development Bank of Canada (BDC) to expand the financial toolbox for small business. By working together and sharing the risk, we all do more for Canadian companies – especially smaller ones.

When it comes to small businesses, this past year saw a great deal of boardroom discussion around new ways for EDC to identify and reach out to them. Management has taken to the challenge with new technology investments and business development efforts to serve small businesses more effectively. Strengthening these firms is high on the Canadian government’s agenda, recognizing that they create the most private sector jobs in Canada.

EDC is also on the same page as our shareholder, the Government of Canada, when it comes to financial sustainability. We remain committed to increasing our impact without increasing our size. The result in 2012 was even better productivity at EDC – a lower expenses to revenues ratio – than we had forecast. EDC has contributed a cumulative dividend to the Government of Canada of $1.45 billion over the past six years. In 2012 alone, based on 2011 revenues, EDC’s Board of Directors approved a dividend of $500 million. It demonstrates EDC’s financial strength and stability, which is put to work for both our customers and our shareholder.

4  |  Adapting to the New Reality

Throughout my tenure at EDC, I’m proud of how EDC’s executive team and our Board have evolved to build a strong and healthy relationship. The corporation has a one-of-a-kind chemistry around its Board table. It provides advice and makes decisions quickly in these fast-changing times. Our governance practices have become more rigorous and, each year, we’ve sharpened our strategic planning process. The Board’s oversight of the introduction of EDC’s defined contribution pension plan and its focus on the enterprise’s risk management practices are two areas where our directors have made a material difference in 2012.

So as I leave the role of Chair at EDC after nearly six years, I do so with confidence that the corporation is in strong hands. From a personal standpoint, I have enjoyed working with so many great Canadians, in particular our spirited Board of Directors and executive team. A special thanks to Stephen Poloz and former president Eric Siegel for making the Board a full partner in this organization. All of us set the bar high and the results speak for themselves.

Two other Board members complete their second terms early in 2013: John Rooney, a fellow Albertan, and Norman Betts, who brought us his valuable Atlantic Canadian perspective. Both have brought a constructive partnership approach to the Board’s relationship with management. I thank them profoundly, along with all my director colleagues who’ve made my chair experience a satisfying and memorable one.

I’ve had the pleasure of working with a number of Canada’s Ministers of International Trade, most recently the Honourable Ed Fast. Like his predecessors, Mr. Fast took the time to meet with our Board and management, and has shown his confidence in EDC as a valuable trade partner. We return our appreciation.

To all of the EDC executives and employees I’ve worked with – plus so many others I’ve not yet met – you are EDC. You build the reputation and pride in the corporation every day. It shows up in every EDC result, in every EDC transaction. A hearty thanks to each of you.

It has been truly gratifying to serve EDC, the Government of Canada and the entrepreneurs who build this great country and make it flourish. Thank you for the honour. I will eagerly watch our exporters’ continued success.

EDC Annual Report 2012 | 5

MESSAGE FROM THE PRESIDENT

The post-crisis world remains wrought with uncertainty, despite signs of economic and financial healing. The key characteristics of this new normal are financial volatility, sub-par economic growth, a two-speed world – with emerging markets in the higher gear – and persistent fiscal and financial stresses.

In other words, a difficult environment for EDC and our customers. But one thing was clear for EDC: we needed to position ourselves to cope with this new reality, so that we could continue to serve the shifting needs of Canadian exporters. This meant putting more emphasis on our financial sustainability, strengthening our risk management architecture, helping companies seek new trade opportunities, and making significant technology investments. Accordingly, we made some big moves in 2012 to build our capacity to serve more Canadian companies for years to come.

First, we moved a number of our business experts into our technology group. This had two major benefits: this group is now better placed to make effective investments that will anticipate the future needs of our customers, especially smaller companies; and transaction teams are able to focus exclusively on execution and customer service, elevating productivity and service standards.

Second, we strengthened our risk management framework, which is highly regarded but has historically been focused mainly on financial risk. The group’s mandate, elevated to the executive level, was broadened to capture the full range of enterprise risks that must be managed in today’s world, including operational and compliance risks. We are also developing an enhanced governance structure that touches both management and our Board of Directors.

Third, we made financial sustainability a cornerstone of EDC’s corporate plan and its execution. Central to this operating philosophy is a new long-term commitment to a productivity ratio (administrative expenses to revenues) of 25 per cent – low by most financial institution standards. This framework commits EDC to spending only 25 per cent of every dollar earned on overhead costs. And, since our revenues capture a good sense of the value we are delivering to exporters – that is, what they pay us for our services – all Canadians are getting good value from our mandate.

These three organizational moves have better positioned us to help Canadian companies take on the biggest game-changer of the new normal – that a rising share of international business opportunities will be in emerging markets, and often will demand that companies establish a local presence in those markets.

That is why EDC tracks very closely two key performance indicators, namely, Canadian business we facilitate in emerging markets, and Canadian investments we help companies establish in them. During 2012, about one-third of our business was in emerging markets, a good sign that Canadian companies are diversifying their business to grow. We also increasingly helped companies finance and protect their investments abroad, as they seek to build a global footprint, creating new jobs here in Canada.

6  |  Adapting to the New Reality

EDC’s results demonstrate that our 16 representations abroad and two-pronged strategy – to facilitate Canadian trade, and to help create new trade opportunities – are paying off for Canada. In 2012, we redoubled our efforts to bring financing to promising foreign buyers with whom we can match new Canadian suppliers. In these trade creation activities, we work closely with the Canadian Trade Commissioner Service’s experienced international network, each of us bringing complementary strengths to the table.

Another good example of trade creation in action is our work in Canada’s cleantech sector, which we had identified as a new export opportunity in 2011. In 2012, we created a virtual team, developed credit stretch parameters and signed 10 deals that will help commercialize some risky but ingenious clean technologies developed in Canada. We also set up a full partnership with Sustainable Development Technology Canada to help feed our transaction pipeline.

Indeed, EDC has adopted a partnership-preferred philosophy in everything we do. Given that we are meant to complement the private market, not displace it, we think partnership is the best way of ensuring that commercial players can grow a trade finance business in the space where EDC operates. For that reason, we actively encourage our people to seek ways to share risks with other players, in both the private and public sectors. In 2012 we set up agreements with more partners, such as the International Finance Corporation and African Export-Import Bank, to create new trade opportunities for Canadians. And we worked more closely with BDC, referring more small business clients to each other.

The other philosophy that embraces everything we do is our commitment to corporate social responsibility. Applying adequate due diligence on corruption and bribery, environmental and social impacts, and human rights is becoming more demanding as the world becomes more complex. Such preoccupations led us to strengthen our own Code of Conduct and due diligence processes for international transactions in 2012.

In these circumstances, 2012 was a positive year for EDC and its customers, but we recognize the new normal has been particularly stressful for small businesses. Many still rely on sales to the U.S., and the strong Canadian dollar is forcing them to stretch to innovate and increase productivity. The number of small exporting companies has been declining in this environment, yet they still represent more than 80 per cent of our customers.

While EDC’s small business offering is already strong, we have begun to review everything we do to ensure it is as effective and accessible as possible, in both insurance and lending. We have also launched a major technology investment program that will make our trade finance tools more self-serve in nature, through the web, to increase their availability to small companies. We are introducing small business performance metrics to track our progress more closely on this front.

I’m proud to say that despite all these challenges and increased complexity, EDC continues to make a real difference to Canada’s exporting community – and that is ultimately thanks to our people.

Our Board of Directors, 12 talented men and women from the private sector, is highly engaged in these challenges and provided superb advice along the way. In particular, I want to thank our outgoing Chair, Jim Dinning. I can say without hesitation that in his leadership of the Board, wide-ranging knowledge, and commitment to EDC, he has been one of the best Chairs a corporation could desire.

I also owe a special thanks to EDC’s executive team. Our new management structure meant that each had to stretch and adapt in 2012, and they did so seamlessly and enthusiastically. As usual, they were fully supported by our 1,250 employees, who each year find ways to adapt to new conditions and innovate in our offerings. Through their resilience, persistence and pure hard work, they help Canadian exporters get the job done.

EDC Annual Report 2012 | 7

MESSAGE FROM THE CHIEF ECONOMIST

WORLD ECONOMY

ON THE MARCH

To many, 2012 looked like a 2011 redux. Strong momentum ushered the year in, only to see it stifled in the summer – this time, by fears of fiscal and financial contagion. Those same observers may well be eyeing late-year momentum – a phenomenon we have now seen for four consecutive years – with increasing suspicion. On the surface it sure looks like more of the same: a new seasonal pattern of activity that is defining a new, lower economic growth paradigm.

However, thus far, that is not the case. Hard as it is to believe, growth is still being interrupted by temporary and unpredicted shocks. In 2011 it was the Arab Spring and severe weather conditions. In 2012, the collapse of the Greek electoral process and worries about U.S. fiscal conditions hobbled mid-year growth. Thankfully, the panic subsided, and economic momentum resumed. But it follows that today’s persistent pessimism in the marketplace makes us unusually vulnerable to these shocks, with significant impact on the economy.

If shocks are now more common, then the new pattern of global growth might indeed be permanent. Sidestepping the unpredictable natural world, the structural weakening brought about by the financial and economic collapse of 2008 has indeed increased the likelihood of shocks. By the same token, true recovery would lessen this likelihood, as stronger growth eases global vulnerability to current critical risks, and as the resulting higher confidence moderates our reaction to negative developments. If so, is true recovery something that the world economy can expect in the near term?

If there is any benefit to last year’s economic interruptions, it’s that they have actually helped to increase underlying demand pressures. The exaggerated excesses of the last growth cycle led to a collapse that took economic activity to levels commonly considered to be well below normal. Suppressed activity helped the economy to soak up the excesses, but the return to normal has been repeatedly delayed, creating a groundswell of pent-up demand.

This phenomenon is most obvious in the U.S. market. In its housing sector, building activity has been well below actual household formation since 2007, all but eliminating a surplus that epitomized the last economic cycle’s excesses. Dramatic declines in house prices dissuaded many new households from homeownership, but now that prices have reversed, these sidelined households are flooding into the market. Sales and building activity are up dramatically; even so, the upward march to normal levels suggests that the market still has two to three years of strong, double-digit growth ahead.

Given that housing is a time-tested leading indicator of overall economic activity, this revival heralds better times for the broader U.S. economy.

American consumers are already entering the fray. Mid-year global panic may have interrupted U.S. spending, but income was unfettered. Thus, when panic abated, the shopping resumed, and remained strong through year-end. Moreover, the spending upsurge is not interrupting consumer deleveraging; at the same time, the aggregate debt-to-income ratio is plunging, suggesting that current trends are sustainable, and will only improve as employment picks up.

8  |  Adapting to the New Reality

Businesses in the U.S. are chiming in. Increased demand is quickly exhausting the excess production capacity in the economy. The need for U.S. firms to increase plant and equipment is becoming more critical. Fortunately, financial institutions and non-financial corporations are sitting on cash or near-cash equivalent to about 36 per cent of U.S. GDP – so they have the financial wherewithal to go on an investment binge, imminently.

Would that conditions in the rest of the developed world were as upbeat. Europe spent 2012 mired in a recession. Year-end data showed little improvement, in spite of the brighter U.S picture. Although gloom still shrouds Europe, prospects for a return to growth, albeit at a sluggish pace, are good. Lower fiscal drag and pockets of export success will drive the modest outlook. Japan’s economy remains unspectacular, and heavily dependent on public stimulus.

Even so, U.S. momentum is helping world growth. Large emerging markets reacted badly to the mid-year shocks, adding to widespread fears of a planet-wide double-dip recession. Data now show that those fears were overblown. China, Brazil and India each appear to be ending the year on a stronger note, helped by a combination of internal policy adjustments and rising export activity.

For Canadian exporters, 2012 was a mixed year. Strong momentum in the early months fizzled with the mid-year global slowdown, and a nascent rebound was aborted by the effects of Hurricane Sandy and partisan bickering in the run-up to the U.S. fiscal cliff. As such, a number of industries posted meagre export growth for the year. Even so, the auto and machinery sectors each racked up double-digit increases, and the energy and agri-food industries managed decent single-digit gains. Rising global demand is expected to bring higher growth to a broad spectrum of Canadian exporters in 2013.

While in many ways unspectacular, 2012 may well prove to have been an instrumental year in the business cycle, notwithstanding the risks and structural weaknesses of the world economy. The mid-year growth interruption not only illustrated, but augmented the resilience of underlying demand in the U.S. and elsewhere, which is set to lead the world economy to a more fulsome recovery in 2013 and beyond. If so, Canadian exporters can look forward to a new wave of growth.

EDC Annual Report 2012 | 9

ADAPTING TO THE NEW REALITY

10 | Adapting to the New Reality

It’s been four years since the recession began. While we are seeing definite signs of healing, there is still a great deal of uncertainty in the global economy.

This uncertainty, which has carried on far longer than normal, is being fed by persistent fiscal and financial stresses, geopolitical turmoil, and unforeseeable interruptions to economic growth. Emerging markets continue to outpace the developed world by a healthy margin, averaging 5 per cent growth in 2012 compared to well under 2 per cent for developed countries. And perhaps the most remarkable emerging trend in global trade patterns has been the rise of trade and investment in and among emerging economies, known as South-South trade. It’s estimated that trade between these markets could double to 25 per cent of global commerce by 2030. Consequently, the share of trade between developed countries and these southern markets is expected to fall from some 50 per cent to 30 per cent over same period.

Against this backdrop, Canadian exports continued to recover throughout 2012, but remained below the pre-recession peak seen in 2008. Overall it was a challenging year for EDC and many of our customers, but it was not without its successes, as discussed on pages 18 through 25.

CREATING CAPACITY FOR GROWTH

To position Canadian exporters for growth in this challenging environment – where diversification is more critical than ever – we redoubled our efforts to build relationships with promising foreign buyers in emerging markets and connect them with Canadian suppliers.

And we implemented several new initiatives aimed at creating trade opportunities in areas of significant potential growth for Canada. As described in the following pages, these include a focus on infrastructure opportunities in India, as well as the clean technology and aerospace sectors. Recognizing that today’s business challenges have been particularly stressful for small businesses, we also describe some of the programs we put in place to help grow this critical segment of Canada’s economy.

EDC Annual Report 2012 | 11

COMMERCIALIZING

CLEAN TECHNOLOGIES

Clean technologies are those that reduce negative environmental impacts and allow for a more efficient use of the earth’s resources.

For many reasons, EDC has made Canada’s cleantech sector a strategic priority. First, as the world’s conventional energy sources dwindle, much focus has shifted to developing renewable sources and technologies to extract them in a sustainable manner. Nearly all major economies have prioritized the development of their cleantech industries; particularly emerging markets such as China, India, Central America, and Southeast Asia, eager to address their deteriorating environmental conditions.

Furthermore, Canada’s skilled workforce, innovation clusters, research excellence and stable investment climate make it an ideal growth environment for cleantech firms. Canada is already home to more than 700 of these companies, mostly small and medium-sized, employing about 44,000 Canadians. In 2012 Canadian cleantech revenues were $9.1 billion, and are expected to reach $60 billion in the next 10 years. And 80 per cent of these companies derive more than half their sales from exports.

FROM DEVELOPMENT TO COMMERCIALIZATION

However, moving past the development phase of their innovative technology can be challenging for these companies; primarily because of gaps in the availability of lending and insurance products. For young companies, accessing lending and insurance can be one the biggest hurdles they face, even when their technology has been commercially proven. In 2012, we began laying the groundwork for a cleantech strategy to help grow these early stage companies through the commercialization stage, by developing partnerships with leading cleantech organizations, cleantech-focused venture capital firms, private equity firms and financial institutions.

For example, we signed a collaborative agreement with Sustainable Development Technology Canada (SDTC) whereby we will consider providing financial solutions to SDTC portfolio companies that are ready for commercialization. In turn, SDTC will share its assessment of technology and performance risks. We will also look for opportunities within our network of foreign buyers and top global corporations for SDTC companies. Ultimately, our long-term vision for the cleantech sector is to help more, smaller companies grow into larger ones.

With EDC’s help, B.C.’s Endurance Wind Power, a wind turbine manufacturer, pictured here, is now expanding into the United Kingdom.

For our first year with cleantech as a strategic priority, we engaged with a number of Canada’s leading cleantech companies in sub-sectors such as water management, low-energy lighting and wind power, with a view to deploying our financial solutions where market gaps existed, and where we were able to help cleantech firms at a pivotal stage in their development. By year end, we had signed 10 such transactions. These firms needed a partner, like EDC, to capitalize on strategic opportunities that had the potential to help their export sales grow significantly.

One of these deals was $7 million in financing for Surrey, B.C.-based Endurance Wind Power, a manufacturer of wind turbines in the mid-sized niche; those delivering power below 100kw. They had ambitious plans to expand into the U.K. market and our loan was part of the first phase in this strategy, which will enable the company to enter and capture a significant share of the growing U.K. renewable energy market and – ultimately – get them known on the world stage.

12 | Adapting to the New Reality

DEVELOPING OPPORTUNITIES IN AEROSPACE

Canada’s aerospace industry now spans the country, with more than 400 companies in three world-class aerospace clusters in Vancouver, Toronto and Montreal. The importance of the industry to Canada’s prosperity led to a strategic government review of the aerospace sector that concluded in 2012, where key recommendations focused on how to help these companies to compete on a global scale.

Recommendations for EDC focused on helping Canadian SMEs to penetrate the supply chains of large international players. In fact, the Canadian aerospace sector is benefiting from globally-minded SMEs that are pursuing new relationships with Tier 1 companies all around the world, making inroads into aerospace manufacturing clusters in Mexico, U.K., Brazil, the US, and China.

In 2012, 128 Canadian companies in the aerospace sector used our services to undertake $4.9 billion in export trade and investment.

One of these companies is Montreal-based AV&R Vision et Robotiques, developers of automated visual inspection systems for aircraft engine parts. In 2006, AV&R chose to focus on the aerospace industry and won contracts with Pratt & Whitney and General Electric in the United States. But in 2008, its U.S. customers, which accounted for 50 per cent of revenues, put orders on hold, leading AV&R to look outside North America. The firm was able to sign new deals with companies in aerospace supply chains in Germany, the U.K. and Israel. Today, roughly half of AV&R’s sales originate outside North America.

EDC’s Export Guarantee program (EGP) helps manage the costs of servicing these new contracts. The EGP offers a partial guarantee to an exporter’s bank, giving it the confidence to lend against the value of upfront costs before the exporter is paid. For AV&R, that meant that it could complete current contracts and still have the working capital to secure the next deal.

Furthermore, anchor companies such as Canada’s CAE, and Pratt & Whitney Canada (PWC), both based in Montreal, continue to expand their international sales into markets like the Middle East, South America and Southeast Asia. EDC helps grow supply chains from these anchor companies in many ways. For example, aircraft engine manufacturer PWC sells and ships to various companies with the European EADS group. EDC’s Note Purchase program, where we purchase notes payable from EADS for the value of engine sales from PWC, has become an important financial instrument for PWC. As we take on the obligation of the contract payment, PWC benefits from payments a few days after shipping, freeing up their capital, and EADS benefits from a one-year payment term instead of the 60-day standard.

In addition, the development of the CSeries by Bombardier continues to play a pivotal role for aviation innovation and R&D, and creates many opportunities for smaller companies along the supply chain to grow globally. We have already made indicative financing commitments to buyers of CSeries aircraft. As the program matures and the aircraft’s acceptance grows, we will work to bring in additional capacity from the private sector.

As large Canadian aerospace players such as Pratt & Whitney Canada, pictured here, expand their presence in international markets, they create opportunities for smaller Canadian companies along the supply chain.

EDC Annual Report 2012 | 13

INDIA’S MASSIVE OPPORTUNITIES

India’s billion-plus people make up one of the biggest and potentially lucrative markets in the world, and one with huge opportunities for Canadian expertise in several sectors.

After GDP growth fell during the global crisis period, India has resumed its growth of more than 5 per cent since. But to maintain this momentum over the long term, India will need to pour enormous resources into expanding and upgrading its infrastructure, estimated at about US$2 trillion over the next 10 years.

India will need partners to help make this happen; it will need to engage foreign resources, both expertise and capital. Currently, bilateral trade between Canada and India sits at about $4 billion and is expected to grow to $15 billion over the next few years. But our market share is still relatively small; Canada currently ranks 34th among India’s suppliers. That said, today, there are more than 300 Canadian companies with operations in India compared to 50 companies just five years ago.

EDC has had a local presence in India since 2005 and now has representations in Mumbai and New Delhi.

And while not without its challenges, we certainly see the massive potential for Canadian business in India, particularly in areas such as engineering, construction, transportation and environmental technologies; areas where we have been working to grow Canada’s footprint.

In fact, last year we successfully participated in our first large scale infrastructure project, providing $100 million in financing as part of a larger financing package for the Mahan Aluminium Project in Madhya Pradesh.

In addition, we have investments and undisbursed commitments of about $110 million with four Indian fund managers: Avigo SME Fund II and III; Infrastructure Development Finance Company India Infrastructure Fund; Kotak India Private Equity Fund and Everstone Capital Partners II, through which we hope to introduce Canadian small and mid-size exporters to the portfolio companies of the funds.

Overall in 2012, our insurance services and loans helped more than 300 Canadian companies conduct more than $2 billion in business in India. Sixty four of these companies were small businesses.

BUILDING RELATIONSHIPS IN INDIA

One of our strategies to capitalizing on these massive opportunities and create trade in India is to participate in financing facilities to targeted Indian buyers, such as oil and gas giant Reliance Industries, Larson & Toubro, Mahindra & Mahindra, Tata Motors, and then coordinate matchmaking events to introduce them to Canadian companies.

In doing so, we are able to raise awareness of and influence purchases from Canadian suppliers. These efforts led to more than $1 billion in new Canadian contracts in India in 2012, bringing new business to over 60 exporters, largely SMEs.

14 | Adapting to the New Reality

Many of these opportunities came from India’s burgeoning auto sector. As noted, India is one of the world’s fastest growing economies, but has only some 14 vehicles per 1,000 people, where the world average is 120. And with a population of 1.3 billion – and a fast growing middle-class – demand is only going to increase, by some estimates demand will increase more than 15 per cent a year over the next decade. This will mean massive production by India’s automakers, and a huge demand for auto parts.

To meet India’s growing auto sector demands, EDC has been building relationships and providing loans to key Indian Original Equipment Manufacturers (OEMs) such as Tata Motors, and introducing Canadian suppliers to these major buyers. Last year EDC coordinated an event in partnership with the Department of Foreign Affairs and International Trade and the Automotive Parts Manufacturers Association (APMA), following the Auto Expo 2012 Show in Delhi.

At the event, several Canadian companies met with senior decision makers from Mahindra & Mahindra, Ford India, Ashok Leyland and Tata Motors. One of these companies was Valiant Machine & Tool.

The Windsor-based company makes automation systems for car manufacturers; equipment and tools needed for production lines. Several years ago Valiant recognized that the overwhelming majority of their business was to North America and began to aggressively pursue clients in new regions of the world. This eventually led the company to India to support many of its large customers with a local presence, such as Honda, GM, Volvo and Ford. They first established a small engineering and sales office and now have a full-fledged design and build house in Pune to support their customers in the region.

EDC has been helping the company to grow internationally since 2001, through various products and services. And, as a result of the introductions EDC was able to make at the Delhi event, Valiant has been able to build significantly on its relationships within the Asia-Pacific region.

Today, the company has about 1,600 employees, throughout 23 facilities in 11 countries, including the U.S., Austria, Germany, Belgium, the Czech Republic, Romania, Mexico and India.

EDC has been building relationships with large Indian buyers such as Ford India and introducing them to Canadian suppliers such as Windsor’s Valiant Machine & Tool, above.

EDC Annual Report 2012 | 15

SERVING CANADA’S SMALL BUSINESSES

Nowhere are the needs, and rewards, of adapting to today’s complex global trade environment more apparent than among Canada’s small business community, which creates about half of Canada’s private sector jobs and makes up the majority of our exporters.

Together small and medium-sized businesses (SMEs) represented close to 80 per cent of our customers in 2012, or 5,807 companies. The small business segment alone, which we define as companies with annual sales less than $10 million, accounts for more than half of our customer base.

Canada, however, has seen a gradual decline in small business exporters since 2005, when our dollar started to soar and, later, when U.S. purchases were slashed during the recession. This makes EDC’s trade “development” role more important than ever – not just facilitating trade, but helping create new opportunities by putting small firms in front of potential buyers, particularly in emerging markets.

PROGRAMS TO HELP SMALL BUSINESS GROW

While all of our financial products and services are available to SMEs, some were specifically designed to address their unique needs, such as our Export Guarantee Program (EGP) and the single buyer insurance policy. The EGP, for one, provides guarantees to commercial lenders so that they can provide more loans to their SME clients.

Since EDC usually takes a larger share of the risk, up to 100 per cent for small business, the program encourages banks to help exporting companies they might otherwise not have considered.

One of these companies is Quebec-based Absolute NDE, a company that tests specialized pipeline materials for the oil and gas industry. Absolute developed a niche market for testing exotic materials, not just carbon steel that most pipelines are made of. Its automated ultrasonic testing methods don’t damage the pipeline – known as non-destructive testing.

In less than five years, this Quebec-based company moved from a small to a mid-sized firm. As it grew, so did its risks and financing needs. In 2012, EDC’s Export Guarantee Program enabled its bank to provide it with more working capital to buy the necessary equipment and expand the business overseas.

Today, the company has facilities in France, Brazil, Norway and Australia, with some 50 employees and sub-contractors working in 12 countries. Brazil, for one, has become a key market with its growing offshore oil development.

In less than five years, Quebec’s Absolute NDE, pictured here, moved from a small to a mid-sized firm by finding a niche market in the oil and gas sector and targeting opportunities in emerging markets with help from EDC’s Export Guarantee Program.

16 | Adapting to the New Reality

Another example is Nova Scotia-based Survival Systems. Survival Systems provides emergency egress simulation devices and survival training programs for the offshore, marine, aviation and industrial sectors – essentially anyone who may have to react, escape, rescue or survive a life-threatening situation over water, air or land. The company’s flagship Modular Egress Training Simulator (METS™) replicates the interior of various aircraft platforms.

Like many small Canadian businesses, the company struggled during the downturn, but things were getting back on track by 2011 after they secured two large contracts with the U.S. military and Russia’s largest oil and gas company. In 2012, they increased their focus on private sector training, concentrating more on the offshore oil and gas sector. And securing a partner and sister company in India helped them win a contract with the Indian navy to install a full simulation theatre in 2013.

EDC has been helping the company with their market expansion efforts since 2000. Since that time, Survival Systems has used several of our bonding and insurance solutions including the Export Guarantee Program. Simulators can take four to six months to manufacture, so having access to working capital during that time is a great advantage.

As a result of their success in 2012, Survival Systems sales have grown to more than $15 million. For EDC, that means they’re no longer considered a small business (with annual sales less than $10 million), and have “graduated” to our commercial sector. Today, Survival Systems has manufactured and distributed more than 100 METS in 30 countries including the U.S., Australia, Germany, Poland, Chile, Korea, France, Spain, Indonesia, Nigeria, Holland and India.

PARTNERING TO SERVE

SMALL BUSINESSES

We understand that partnerships are, and will continue to be, a key underpinning of our service to small business. Our protocol with BDC, signed in 2011, is a good example; in 2012, we referred 101 small businesses to BDC, who referred more than 40 to us, almost double the referrals since 2011 when the new collaboration agreement was signed.

Looking ahead, we plan to build on our relationships with financial institutions, both to increase their capacity to serve SMEs, and to refer more customers to each other.

Other plans are underway to increase our impact and ease of access to small business. For example, we are investing in technology to broaden our online offerings, such as more self-service tools and “selective coverage” options suited to the needs of small exporters. We also created a Special Advisor for Small Business, to review and refine our corporate-wide small business strategy, and to ensure progress, we introduced a corporate-wide small business transaction measure as part of our corporate scorecard in 2013.

EDC Annual Report 2012 | 17

PERFORMANCE AGAINST OUR OBJECTIVES

18 | Adapting to the New Reality

BUSINESS MEASURES

*	For purposes of the 2012 comparison, the 2011 partnership transactions have been restated to reflect changes to the definition of this measure made in 2012.

Ratings in our performance measures are as follows:

Target met or exceeded (> 98% of plan)
Target substantially met (≥ 95% and ≤ 98% of plan)
Target not met (< 95% of plan)

MIXED RESULTS FOR 2012

While there were signs of improvement, 2012 still presented challenges for many Canadian exporters and investors. Slower growth in the U.S. and Europe meant fewer opportunities for Canadian companies that rely on these markets. And while emerging markets continued to outpace the developed world, growth in China and India was still less than expected, which led to lower commodity prices in some instances and thus, lower volumes of EDC insured exports. At the same time, we saw less demand for our insurance and bonding services as private sector financial institutions took on a larger share of the marketplace this year and more liquidity was available for Canadian companies, good news for the Canadian economy.

In this environment, Canadian exports grew about 2 per cent in 2012, but still below pre-recession levels, and overall there are fewer exporters today than in 2008. A smaller pool of exporters and decreased demand meant a decline in the number of customers we served and the amount of business that we helped facilitate, both of which dropped closer to our more normal, 2008 pre-recession levels. A positive development was an increase in private-sector financial capacity, which reduced demand for EDC. We were also encouraged to see that our customers continued to diversify and increased their direct foreign investments.

In 2012 we served 7,427 customers, whose exports and investments totalled $87.4 billion, a 15 per cent decline from 2011 and below our plan of 3 to 6 per cent growth. Close to 80 per cent, or 5,817 were small-and medium-sized businesses, whose business facilitated by EDC totalled $11.7 billion, $642 million more than in 2011. Close to 35 per cent of these SMEs’ business was to markets in Asia.

We helped 5,772 clients by insuring almost $73 billion in export sales with about 75,092 buyers in 187 foreign markets. The majority of this business was Accounts Receivable Insurance (ARI), which helps companies mitigate credit risk and leverage their receivables with financial institutions. This insurance also allows them to offer their buyers more flexible payment options.

Our financing activities delivered $14.6 billion in loans to Canadian clients and their foreign trading partners. 90 per cent of these financing transactions were done in partnership with private sector institutions. We earned revenues of $1.2 billion from our loans, investments, and loan guarantee fees, compared to $1.1 billion in 2011.

We earned $196 million for coverage under our insurance programs and paid out $358 million in claims, due primarily to a $300 million claim charge under our PRI program.

EDC Annual Report 2012 | 19

CANADIAN DIRECT INVESTMENT

ABROAD (CDIA) TRANSACTIONS

Given the uncertainty of today’s global trade environment, foreign investment strategies have become increasingly critical for Canadian companies looking to diversify and grow, and even more so as a channel to capitalize on the opportunities arising from South-South trade. Our CDIA transactions include loans to help companies open facilities in new markets or participate in joint ventures, and insurance for sales by foreign affiliates of Canadian companies as well as political risk insurance.

Overall, our customers undertook 896 transactions related to their foreign investments in 2012, 9 per cent more than last year. The value of these transactions was $6.6 billion, up from $5.9 billion in 2011.

BUSINESS IN EMERGING MARKETS

Through our services, our customers’ business in 138 emerging markets totalled $26.3 billion in 2012, a 15 per cent decline from 2011 and below our plan of 4 to 8 per cent growth.

Key contributing factors for this decline included slower than expected economic growth in the big emerging markets such as India and China, which was associated with lower prices for some Canadian commodity exports.

However, our loans to foreign buyers in emerging markets, a key focus for EDC, reached $4.4 billion in 2012, an increase of $1 billion over 2011. This included close to $865 million in financing to Brazil, up from $388 million in 2011, $214 million to China, up from $16 million in 2011, $1.4 billion to Mexico, up from $904 million in 2011, and $174 million to Southeast Asia, up from $43 million in 2011.

PARTNERSHIP TRANSACTIONS

Working in partnership to combine our expertise and risk capacity is the most efficient way to expand our reach and have a greater impact on more Canadian exporters and investors. Whenever possible we try to share the risk and complement the activities of the Business Development Bank of Canada (BDC) and private-sector financial institutions, insurance companies, sureties and brokers, depending on the level of private-sector capacity.

In 2012, the number of transaction we conducted with partners was 4,517, down 9 per cent from 2011’s total of 4,977, and below our plan of 4 to 8 per cent growth. These transactions led to $35.75 billion in business for our customers. Again, slower than expected growth in China also limited banks’ need for our risk capacity.

EDC has 16 foreign representations in key international markets. By having a presence in important international markets, we can gather local market intelligence, build relationships with foreign buyers, and collaborate with DFAIT and the TCS to identify new opportunities for Canadian companies, particularly in rapidly growing markets such as China, India, Brazil and Mexico. Currently, emerging markets represent 30 per cent of our business activities.

20 | Adapting to the New Reality

As more private sector capacity returned to the market in 2012, we were generally less needed and, as a result, saw less demand for our insurance and bonding services, a positive development for the Canadian economy.

Furthermore, we were very encouraged that 90 per cent of our 794 financing transactions were done in partnership with financial institutions.

Throughout the year we continued to build on our partnerships. For example, we strengthened our relationship with the banking sector through the Lending Practitioners’ Forum, a joint consultative body with Canada’s private financial sector and participated in the Government-led Credit Insurance Advisory Group (CIAG), in order to grow our partnership with private-sector credit insurers. Other initiatives included a Memorandum of Understanding (MOU) with the International Finance Corporation (IFC) to leverage each other’s capabilities in emerging market projects and transactions, and an MOU with the African Trade Insurance Agency (ATI) to facilitate more trade and investment between Africa and Canada. We also provided a USD 30 million five-year line of credit to the African Export-Import Bank, in order to deepen the business relationship between Afreximbank and EDC.

VALUE FOR MONEY TO TOTAL

COST OF OWNERSHIP RATIO

Each year, we evaluate how our information technology investments are divided between Value for Money (VfM), investments in IT that increase business performance, and Total Cost of Ownership (TCO), which are the costs of maintaining core business infrastructure and technology assets. Our goal is to devote more resources to delivering on VfM objectives while managing TCO.

In 2012, our result of 32:68 did not reach our plan of 35:65, as we continued to modernize our legacy systems and information technology architecture. We expect that the upward pressure on TCO will continue in the near future, as these efforts are ongoing.

DOMESTIC FINANCING AND INSURANCE

In 2012, we continued to provide trade-related financing solutions to Canadian companies in the domestic market through Canada’s Economic Action Plan, which gave us temporary, additional flexibility to provide credit to Canadian companies. By participating in transactions with Canadian private-sector financial and insurance institutions and BDC, we helped position viable Canadian companies for recovery. Under this program, we undertook $2.2 billion in commercial solutions for 316 Canadian exporting companies, including $1.7 billion in direct financing, $238 million in domestic bonding and $283 million in domestic credit insurance. We continued to participate as a reinsurer to private insurers, bringing additional capacity to the market for 233 small Canadian companies. In total, we have provided $11.2 billion in credit capacity to 819 Canadian companies for their trade-related needs since March 2009. This program, originally a two-year mandate from the Government of Canada, was extended until March 12, 2013.

90 per cent of our 794 financing transactions were done in partnership with financial institutions.

EDC Annual Report 2012 | 21

DEVELOPING FUTURE OPPORTUNITIES FOR TRADE

Our ultimate goal is to generate benefits for Canada. In addition to facilitating trade, this often means finding trade opportunities where they would otherwise not exist. We do so in many ways, including participating in financing facilities to targeted foreign buyers to influence procurement from Canadian suppliers, thereby pulling in exports from Canada. These facilities led to almost $3 billion in new contracts in 2012, bringing new business to 1,046 exporters, largely SMEs. Close to 40 per cent of the 207 foreign borrowers were in emerging markets.

Currently, we have 105 active pull financing facilities with major buyers around the world. Some of these include Codelco, Chile’s state-owned copper company, India’s Tata Motors, Reliance Industries and Larson & Toubro, Brazilian energy giant Petrobras, Mexico’s state-owned petroleum company PEMEX and China’s transportation specialist, Noble Group and China Everbright, to name a few. Since 2004, our pull loans have helped create export sales of almost $18 billion.

Throughout 2012, we also participated in 38 matchmaking events in collaboration with partners such as the Trade Commissioner Service (TCS), connecting more than 400 Canadian suppliers with more than 100 large foreign buyers. These events generated more than 600 one-on-one meetings for Canadian companies and are expected to result in more than 100 eventual deals.

For example, Peru’s healthcare industry is booming and Canadian companies are well-positioned to offer their expertise. Following a visit to the market in 2011, we set out to create awareness within Peru and put Canada’s industry on their radar. In 2012, in collaboration with the Ontario Ministry of Economic Development and Innovation, DFAIT and the TCS, we organized an inbound mission for more than 30 Canadian companies in the healthcare industry to pitch their services to procurement directors from Peru’s Grupo Auna, one of that country’s largest private healthcare providers.

INVESTMENTS

EDC is an active investor in direct venture and growth capital investments and also partners with private-sector fund managers, both domestically and internationally. During periods of constrained credit, this program is particularly helpful to small- and medium-sized companies, as it gives them access to the private equity they need to penetrate the global marketplace.

Including commitments of $230 million in 2012, since the inception of this program we have provided commitments totalling $922 million. These include $280 million in commitments to next-generation exporters, $149 million in commitments to mid-market growth exporters and $493 million in commitments focused on connecting with emerging markets. For example, we committed up to $7.5 million to the Avrio Ventures Limited Partnership II, a venture capital fund that targets Canadian companies operating in subsectors like industrial bio-products, agricultural biotechnology, natural and organic consumer packaged goods and renewable ingredients.

22 | Adapting to the New Reality

FINANCIAL MEASURES

Ratings in our performance measures are as follows:

Target met or exceeded (> 98% of plan)
Target substantially met (≥ 95% and ≤ 98% of plan)
Target not met (< 95% of plan)

SOUND FINANCIAL MANAGEMENT

Through sound financial management, we ensure we have an adequate capital base to fulfill our mandate now and in the future. Operating on a self-sustaining basis with no annual appropriations from Parliament, we achieve self-sustainability by containing costs, managing our risks and getting an adequate return on the risks taken.

This approach has enabled us to facilitate almost $1.1 trillion in exports and investments from the $1.3 billion in share capital invested in us by the Government of Canada since 1944.

We track our financial performance through two key measures: net income and productivity ratio.

Under normal operating conditions we expect to earn net income in the range of $600 to $800 million annually. Fluctuations in the provision for credit losses, claims-related expenses and the fair value of financial instruments can cause net income to fall outside this range.

Our net income for 2012 was $1.3 billion, $404 million higher than our plan and $676 million over income reported in 2011, mainly a result of reversals in both our provision for credit losses and claims-related expenses.

HIGHER PRODUCTIVITY

In order to ensure financial sustainability, we are committed to spending no more than approximately 25 cents of every dollar earned on overhead costs. We measure this through our productivity ratio (PR), the ratio of administrative expenses to net revenue.

We view the revenue generated from our financing and insurance business as an indication of the value that companies place upon our services. In 2012 we earned $1.4 billion in revenue, higher than both 2011 and the Corporate Plan, due mainly to an increase in loan revenue from additional signings and disbursements.

Administrative expenses were $314 million in 2012, 4% above the Corporate Plan, driven by higher pension costs due to a reduction in the discount rate used to value our pension liability. However, when we exclude the impact of the additional pension costs, our administrative expenses become $283 million, lower than 2011 and plan. As pension costs can fluctuate from year to year based on assumptions used to value the pension liability, the productivity ratio is calculated based on the pension assumptions included in the Corporate Plan, with the intent of absorbing any changes in the following year.

Therefore in 2012, given increased loan revenues and reduced non-pension related administrative expenses, our productivity ratio of 21.7 per cent was significantly more favourable than our plan of 25.5 per cent. This lower PR demonstrates our disciplined approach to being more agile and delivering greater financial sustainability for the corporation.

EDC Annual Report 2012 | 23

CUSTOMER-RELATED MEASURES

Ratings in our performance measures are as follows:

Target met or exceeded (> 98% of plan)
Target substantially met (≥ 95% and ≤ 98% of plan)
Target not met (< 95% of plan)

We measure our success in customers satisfaction and loyalty through the Net Promoter Score, an industry standard for measuring customer satisfaction. By collecting data on how well we are servicing the needs of our customers, we get a good indication of customer referral, loyalty and retention.

We collect the data by a series of surveys of active customers that asks: “On a scale of 0 to 10, with 0 being not at all likely and 10 being extremely likely, how likely is it that you would recommend EDC to a colleague who is also an exporter?” The NPS is a calculation based on the percentage of customers who are “Promoters” (9s and 10s) minus the percentage of customers who are “Detractors” (0s through 6s).

Our 2012 score of 72 shows that the majority of our customers would be likely to refer us to partners and associates and places EDC among an elite group of organizations with scores above 70. Service quality and value ranked were the top drivers in 2012.

Our information technology is critical to delivering timely solutions for our customers. In 2012, we began a large, multi-year program to modernize our key business systems. In doing so, we began to add more flexibility to our core transacting systems, improve web access to our services, and give employees better access to the information required to make timely decisions.

Adopting these new technology tools and further implementing the Lean process methodology across our programs has led to faster turnaround times and greater predictability for our customers.

24 | Adapting to the New Reality

EMPLOYEE MEASURES

* High-quality organization norm is 74%; EDC achieved 78%.

Ratings in our performance measures are as follows:

Target met or exceeded (> 98% of plan)
Target substantially met (≥ 95% and ≤ 98% of plan)
Target not met (< 95% of plan)

PLANNING FOR OUR FUTURE LABOUR FORCE

Like many industrialized countries, Canada’s labour force is facing a demographic decline in the coming years. In this tightened labour market, the ability to attract and retain highly skilled knowledge workers is more important than ever. With this in mind, in 2012, we completed a comprehensive examination considering the future of work, our evolving business environment as well as workforce and legislative trends, in order to ensure we can continue to provide the best possible service to Canadian exporters and investors.

We then began the design of a sustainable workforce planning program to ensure that we continue to have the right people with the right skills in the right place at the right time. Elements of this program will include a workforce assessment and planning process according to the roles that drive our business, and a process to ensure we maintain the right balance of strong technical skills and behavioural competencies.

As part of this strategy, in 2012 we created a resiliency pool of 15 employees, where certain employees temporarily leave their positions in order to focus on key challenges such as trade creation opportunities or high priority projects. Employees in the resiliency pool get the opportunity to develop new skills while applying their talents to other priorities. This initiative enables us to work smarter, develop individual and organizational resiliency and create capacity for when demand is heaviest.

LEADERSHIP AND TRAINING

Our commitment to strong leadership has been central to creating a positive and productive workplace. Throughout the year, we rolled out a Leadership Talent Review process, assessing 179 leaders and giving us the opportunity to have deeper conversations on the performance and potential of our leaders. We also developed a new leadership curriculum that focused on aligning training programs to our new competency framework. “Foundations of Operational Excellence” was rolled out to 90 per cent of the leadership group in 2012 and, as a result, the group now has a solid foundation on how to lead in a Lean Environment and create high-performing teams.

As part of our legacy systems modernization project, training programs have been shifting towards “anytime, anyplace, any pace” learning. In 2012, we achieved our goal of making available 75 per cent of our courses online, resulting in greater accessibility for employees and reducing time and travel costs for employees who would previously have had to travel to head office. The last Employee Opinion Survey results indicate a score of 69 per cent on training effectiveness, six per cent higher than comparable high-quality organizations.

In addition to benefitting our customers, together these efforts continue to create a more engaged employee base. In 2012, our employee retention rate was 93 per cent.

EDC Annual Report 2012 | 25

CORPORATE SOCIAL RESPONSIBILITY

26 | Adapting to the New Reality

Delivering value for our customers also involves carrying out business in the socially responsible manner that Canadians expect. For us, Corporate Social Responsibility (CSR) is more than just compliance with policy or regulation, it is the integration of values such as honesty, respect, fairness and integrity into our daily business practices.

2012 CSR SCORECARD

EDC Annual Report 2012 | 27

EDC believes that good business – adopting and embracing these principles while we facilitate trade for Canadian investors and exporters – is good for business.

WORKING TO IMPROVE INTERNATIONAL STANDARDS

The Equator Principles (EP), adopted by over 70 financial institutions worldwide, serve as a framework for identifying, assessing, and managing environmental and social risks in Project Finance transactions. During our first year as a member of the Equator Principle’s Steering Committee, we convened consultations with industry clients and partnering financial institutions to discuss potential revisions to the EPs, particularly revisions that will achieve greater consistency in their application.

Final revisions to the EPs are expected in early 2013 and will guide how the financial industry looks at the environmental and social impacts of large infrastructure projects.

INFRASTRUCTURE IN INDIA

In 2012 we participated in our first large scale infrastructure project in India. We provided $100 million as part of a syndicated financing package for the Mahan Aluminium Project, an aluminum smelter in Madhya Pradesh.

Participating in this project gave us an opportunity to work with an Indian developer and help it apply international standards, and afforded us the opportunity to learn from some of the key CSR issues facing India today in the development of large infrastructure projects.

COMBATTING CORRUPTION

Business leaders today are faced with a complex trade environment, further complicated by the possibility of corrupt practices. Corruption impedes the free flow of goods and services within Canada and across borders, distorts international trade processes and inhibits economic growth. As such, corruption in business remained a key issue for EDC and its customers in 2012.

Throughout the year, we undertook an exercise to further clarify our own understanding of our risks and sharpen the procedures that help us manage these risks. We also updated our Code of Business Ethics as well as the employee Code of Conduct. The changes added clarity to our commitment to operate as an ethical and socially responsible organization, enhanced guidance to employees, and included new compliance processes. In addition, we formally confirmed the Values and Ethics Code for the Public Sector (which became applicable to all EDC employees in 2012) as integral to EDC’s Code of Conduct.

We also made efforts to raise awareness and educate our customers on the risk of corruption in international trade, including a webinar on Combatting Corruption in International Business. In 2012, numerous transactions reviewed for CSR risks resulted in enhanced anti-corruption due diligence, which afforded us the opportunity to explain to our customers where we felt they faced corruption risks and what they should put in place to protect themselves.

28 | Adapting to the New Reality

BEYOND EXPORTS:

EDC AND CARE CANADA

Outside Canada, we have engaged in a partnership with CARE Canada to assist small, business development projects around the world through a joint global community investment initiative: Beyond Exports. In each year of this four-year program, we invest $170,000 and assign staff to various CARE enterprise development projects around the world. In 2012, we extended the program for one year.

In 2009, our first two volunteers were assigned to Peru where they lent their expertise to several local agricultural businesses. Since then, we have sent additional volunteers to work with CARE Zambia and CARE India. To date, 15 volunteers have participated in this program.

We also produce a Corporate Social Responsibility Annual Report which provides more comprehensive details on our CSR programs and initiatives. The 2012 CSR Report is slated for release online on May 31, 2013. Please see www.edc.ca/csr.

EDC Annual Report 2012 | 29

INVESTOR RELATIONS

THE 2012 MARKET

2012 was a year where investors favoured risk-free investments. Ten-year yields declined from 2.38 per cent to 1.38 per cent over the course of the year. In this low yield environment, spreads relative to benchmarks, fell. With Canada’s sound fundamentals and positives relative to many developed markets, demand for EDC securities remained high.

Although European officials worked to resolve the sovereign debt crisis and derive a solution for the difficulties in Greece, uncertainty in the region continued to undermine confidence in global financial markets throughout 2012. The introduction of austerity measures caused additional stress in various countries and unemployment levels remained stubbornly high as the region went into recession.

However, the European Union, International Monetary Fund and European Central Bank did attempt to manage the support mechanisms for those countries most in need. As a result, the market reacted positively and the yields of many peripheral Eurozone borrowers retreated from all time highs.

Given the uncertainty, investors sought investments of the highest quality only. EDC’s strong AAA/Aaa credit rating and linkage to Canada provided investors with the type of product they require.

The five key areas of the funding program are as follows: USD benchmarks, issuance in G8 currencies, private placements, issuing bonds denominated in emerging market currencies and structured notes. Throughout 2012 we borrowed $8.8 billion.

USD BENCHMARKS

In June, EDC issued its first Global bond offering of the year, a USD 1 billion three-year transaction, which was significantly oversubscribed with a USD 1.8 billion order book. Fifty-two investors participated, with Central Banks making up the largest portion of the book, a testament to EDC’s investor relations strategy, exceptional credit quality and strong investor demand for exposure to Canadian credit.

“It is a rare issuer who can price at Treasuries plus 10 and still create an allocation problem. The result reflects the market’s continued high regard for the Canada story and is a testament to EDC’s execution prowess and their very consistent investor relations program. EDC had been monitoring for some time but they once again picked exactly the right time to come to market.”

RBC Capital Markets

30 | Adapting to the New Reality

Zero per cent BIS risk weighted according to Basel II guidelines

In November, EDC issued a USD 1 billion Global benchmark in the five year tenor. The bond met with strong demand and the order book attracted more than USD 1.5 billion in orders from 53 accounts. The success of this transaction, as evidenced by the high quality of the order book and breadth of geographic distribution, highlighted the strength of EDC’s appeal among the global investor base.

G8 ISSUANCE

Offering debt securities denominated in G8 currencies allows EDC to diversify its investor base and enables our international accounts to further participate in our funding program. EDC has experienced balance sheet growth in non-USD and CAD; in recent years these assets have increased from 6 per cent to 15 per cent.

British Pounds (GBP) is the cornerstone of this strategy. EDC issued a GBP 400 million bond with a maturity of December 2014 that was reopened twice, each for GBP 100 million for a total outstanding amount of GBP 600 million. A second GBP 300 million bond was issued with a December 2015 maturity. EDC also placed a one-year floating rate note for GBP 100 million with a U.K. institutional investor.

EDC returned to the Kauri market by issuing into New Zealand a NZD 200 million five-year bond, which was subsequently reopened for another NZD 150 million. The bonds were acquired by investors in New Zealand as well as international investors.

Given demand for a Kangaroo bond, EDC came to the Australian market with a AUD 750 million five-year transaction, which was reopened for AUD 250 million to reach AUD 1 billion. The bonds were placed locally and internationally among banks and fund managers.

PRIVATE PLACEMENTS

Broadening our penetration into the U.S. market is a key objective of our investor relations strategy, and the amount of private placements increased this year. These transactions provided investors with borrower diversification and access to Canadian credit.

2013 OUTLOOK

The outlook for 2013 is mixed. Growth will be impeded in several regions, with Sovereign-supranational-agency issuance forecast to decline. That said, given the importance of the U.S. market, increasing our penetration into the USD investor base will remain a priority.

In 2013, our funding program is expected to be USD 6.5 billion. We will target benchmark transactions, medium-term notes and private placements with an emphasis on U.S. dollars, G8 currencies and bonds denominated in emerging market currencies in support of our customers.

In the current environment, investors want direct dialogue and more detailed information to assist with their investment decisions. As such, senior management will embark on a series of initiatives including one-on-one meetings, panel participation and targeted conferences throughout the year.

RISK AND RISK WEIGHTING

Our bonds are the full faith and credit obligations of the Government of Canada. The ratings reflect our status as an agent of her Majesty in right of Canada and EDC’s 100 per cent ownership by the government of Canada. We service our debt from our own resources and our borrowings are the Government of Canada’s full obligations, with access to the Consolidated Revenue fund (the government’s primary account) ensuring timeliness of payment.

EDC Annual Report 2012 | 31

2013 STRATEGIC OBJECTIVES

The following is an overview of the business strategy and performance measures of the 2013 – 2017 Corporate Plan. A summary of the Plan is available on www.edc.ca

2013 SCORECARD AND KEY MEASURES

OF SUCCESS AND PLANNING

*	In 2013 the definition of Business in Emerging Markets has been modified. It is now based on Accounting Revenue as reported in our Statement of Comprehensive Income and no longer on the business done by our customers. Revenue represents what companies are willing to pay for the services EDC provides and is therefore a better proxy of the value these services represent for them. The target was not available when the Corporate Plan was prepared but has subsequently been set as indicated.

**	CDIA transactions have been restated from the Corporate Plan as certain transactions are no longer being counted under this measure.

***	The target was not available when the Corporate Plan was prepared but has subsequently been set as indicated.

32 | Adapting to the New Reality

THE PLANNING ENVIRONMENT

While significant volatility is expected to shape the global economic environment in 2013, Canadian exporters have reason to be optimistic in the next few years. Three major forces continue to shape the planning horizon.

First, major parts of the global economy are still struggling in the aftermath of the 2008 financial crisis, which continues to temper short-term growth. Second, the new international financial regulatory framework is impacting banks and insurance companies’ ability to engage in trade finance activities. Third, emerging markets continue to grow, spurring the development of major infrastructure projects and driving strong demand for natural resources. The impact of this demand on commodity prices has contributed to a strong Canadian dollar, despite slower economic growth in Canada.

EDC’s export forecast for Canada shows strong growth in the near future, with exports predicted to rise between 6 and 8 per cent in 2013. However, closer examination reveals that Canada’s trade performance is uneven; exports in the extractive and resource sectors are on the rise, while other sectors such as information technology, light manufacturing and transportation are facing challenges.

THE BUSINESS STRATEGY

Our business strategy is designed create benefits for Canada. To achieve this goal, the 2013-2017 business strategy is built around two fundamental strategic objectives:

Trade Facilitation – We will continue to adapt and improve our suite of financing and insurance solutions in response to the evolving needs of Canadian companies; and

Trade Creation – Productivity gains achieved within the organization enable us to invest in innovative activities to create trade opportunities for Canadian companies that they would not otherwise be aware of or able to access on their own.

Our business strategy is also guided by our partnership-preferred philosophy and commitment to Corporate Social Responsibility, and balances the four dimensions of our business: business development, operations, risk management and financial sustainability.

A PARTNERSHIP-PREFERRED APPROACH

Whenever possible, we use our financial capacity to complement the activities of private-sector financial institutions to ensure that customers can access financial solutions best suited to their needs. Generally the availability of private-sector capacity determines our level of involvement. For example, when credit is harder to access, we partner with the private sector to provide creditworthy companies with the capacity they need. Similarly, as the private sector returns and there is more access to credit, EDC is, by and large, less needed.

However, where there is a significant benefit for Canada but private-sector capacity is limited or unavailable, such as foreign buyer financing in challenging markets, transactions with longer tenors in specific sectors, and financial solutions for “breakthrough” companies such as those in cleantech or small businesses, we often provide financial intermediation to companies until the private sector returns. In these circumstances, we try to create conditions that favour subsequent private-sector involvement.

In 2013, we will continue to strengthen our relationship with the banking sector through the Lending Practitioners’ Forum, and participate in the Government-led Credit Insurance Advisory Group (CIAG), in order to maintain and grow our partnership with private-sector credit insurers. We will also continue to collaborate with other public-sector partners to create conditions that favour the emergence of private-sector capacity.

LEVERAGING TECHNOLOGY

Our information technology is a critical component to delivering timely financial and risk management solutions to our customers. To that end, we have undertaken a large, multi-year program to modernize our key business systems. In doing so, we will add more flexibility to our core transacting systems, improve web access to our services, and give employees better access to the information required to make timely decisions.

EDC Annual Report 2012 | 33

FOCUS ON SMALL BUSINESS EXPORTERS

Given their impact on Canada’s trade performance, our service offering to small business exporters is an important part of fulfilling our mandate. This segment, which we define as companies with under $10 million in annual sales, is our largest customer base. While the majority of these companies are served under our Accounts Receivables Insurance program, these exporters and their bankers also benefit from our bonding and guarantee solutions, and our pull financing transactions.

Looking ahead, we are making significant technological investments to broaden our service offering to more small businesses. We will continue to work closely with our partners in government so that Canadian companies can access more international trade expertise; including referrals to BDC through our protocol agreement, and collaboration with the Trade Commisisoner Service and Canadian Commercial Corporation (CCC).

THREE TRADE CREATING INITIATIVES

In 2012, we identified three trade creating initiatives that represent significant growth potential for Canada. These initiatives will remain as a focus for 2013. The first is aerospace. By providing buyer financing for the early years of Bombardier Inc.’s CSeries program, we have been helping Canadian suppliers along the aerospace industry supply chain, positioning them to serve not only the CSeries, but also other leading players in the industry. EDC has already made indicative financing commitments to buyers of CSeries aircraft. As the program matures and the aircraft’s acceptance grows, we will work to bring in additional capacity from the private sector.

Secondly, we will continue to look for transactions where we can facilitate trade for clean technology companies, specifically helping more Cleantech companies whose technologies are in the earlier stages, and therefore considered to be higher risk. Over the planning period, we will continue to deepen our understanding of the sector, and develop appropriate financial solutions to help Canadian Cleantech companies grow internationally.

Finally, we will continue to help Canadian exporters and investors access opportunities in India’s growing infrastructure sector by participating in financing projects which have the potential to source from Canadian companies and investors. We are currently exploring a range of options to strengthen our in-market presence and build ties to buyers that represent the greatest opportunity for Canadians doing business in India.

PRUDENT RISK MANAGEMENT AND FINANCIAL SUSTAINABILITY

We manage risks by ensuring that business activities and transactions provide an appropriate balance of return for the risks assumed. Our risk appetite is managed by our Enterprise Risk Management (ERM) Framework. In 2012, we created an integrated Enterprise Risk Management group under executive leadership to elevate the importance of mitigating the various risks to which we are exposed. In 2013, we will take steps to strengthen our ERM framework, particularly with respect to risks that arise from people, systems and processes.

Our commitment to financial sustainability enables us to respond to the demands of our customers today without compromising our ability to serve in the long term. Over the planning period, we have committed to spend no more than approximately 25 cents of every dollar earned on overhead costs. To do so, we need to achieve productivity savings every year by focusing on efficiency.

MEASURING SUCCESS

We track our performance against our strategic objectives presented in the Business Strategy through our Corporate Scorecard, and the following measures.

CUSTOMER-RELATED MEASURES

NET PROMOTER SCORE

The Net Promoter Score (NPS) is the measure against which we evaluate our success in customer satisfaction and loyalty. NPS measures our reputation and the likelihood that customers would recommend EDC to business colleagues.

34 | Adapting to the New Reality

BUSINESS MEASURES

TOTAL BUSINESS FACILITATED

This measure provides an order of magnitude of the business Canadian companies carry out with the help of EDC’s solutions. It is subject to variation from a range of external factors, such as exchange rates and commodity prices.

CANADIAN DIRECT INVESTMENT ABROAD (CDIA) TRANSACTIONS

Investments in foreign markets by Canadian companies are an important source of benefits to Canada. Facilitating CDIA transactions has been incorporated into our Business Strategy over the past several years and has now become an integral part of our core business. We will continue to actively focus on and promote CDIA activities to encourage Canadian companies to diversify their exports.

PARTNERSHIP TRANSACTIONS

Our ability to serve Canadian companies is enhanced by partnering with both public- and private-sector players. In 2012, we expanded our definition of partnership transactions to include signed transactions resulting from referrals from EDC to BDC and from BDC to EDC, thereby underscoring the importance of the partnership with our sister Crown.

VALUE FOR MONEY (VfM) TO TOTAL COST OF OWNERSHIP (TCO)

While every organization must determine an optimal level of technology investment based on their corporate needs, the preference is to devote more resources to delivering on VfM objectives, while managing TCO. EDC is undergoing significant business and technology changes over the next few years that will result in better service for our customers, as well as improved internal productivity and efficiency. This will ultimately result in an improved VfM to TCO ratio.

PRODUCTIVITY RATIO (PR)

Our Productivity Ratio, the ratio of administrative expenses to net revenue, indicates how well we use our resources. We strive to keep the ratio between 24 and 26 per cent.

EMPLOYEE MEASURES

LEVERAGING PEOPLE

We aim to attract and retain a highly qualified workforce in order to implement our business strategy today and in the years to come. How well this is accomplished is measured by employee feedback on their engagement with EDC and by an employee retention rate.

NEW MEASURES FOR 2013

In 2013, our scorecard will introduce changes to reflect our renewed focus on better serving small business exporters and will refine how we measure performance against our fundamental objective of helping Canada succeed in trade.

First, to ensure our focus on small business exporters remains a priority in 2013, we are introducing a “Small Business Transactions” measure which will track all transactions related to small business exporters, closed over the course of the year.

Secondly, we will be introducing revenue as the measurement of our activity in emerging markets. By shifting our focus towards revenue instead of volume, we can get a more complete picture of the value we are delivering to Canadian companies in emerging markets. Revenue represents what companies are willing to pay for the services we provide and is a good proxy of the value these services represent for them. Although the calculation will change, this measure will continue to be called “Business in Emerging Markets.”

EDC Annual Report 2012 | 35

BOARD OF DIRECTORS

NORMAN M. BETTS

FREDERICTON, NEW BRUNSWICK

First appointed to EDC’s Board of Directors in 2007, Dr. Betts was reappointed for a second term in February 2010. Dr. Betts has an extensive record of public service. As the MLA for Southwest Miramichi, he served the people of New Brunswick as Minister of Finance from 1999 to 2001 and Minister of Business New Brunswick from 2001 to 2003. Dr. Betts is currently an associate professor with the Faculty of Business Administration at the University of New Brunswick and sits on several other Boards of Directors including New Brunswick Power Holdings and Tembec Inc. He holds a PhD in Management from Queen’s School of Business and is a chartered accountant.

JACQUES BOIVIN

QUEBEC CITY, QUEBEC

Mr. Boivin was appointed to EDC’s Board of Directors in March 2009. A lawyer with Levis, Quebec’s ksa, avocats, S.E.N.C.R.L., Mr. Boivin specializes in mergers and acquisitions, sales and financing, as well as bankruptcy and insolvency. He has also served as an instructor at the École du Barreau du Québec. Mr. Boivin is a member of the Barreau du Québec, the Canadian Bar Association and INSOL International. In addition to his law practice, Mr. Boivin is active in his community and serves on boards of organizations that support education and health services.

JEFF BURGHARDT

PRINCE RUPERT, BRITISH COLUMBIA

Mr. Burghardt was appointed to EDC’s Board of Directors in June 2008. He has worked in the agricultural industry for more than 25 years, including 10 years as President and Chief Executive Officer of Prince Rupert Grain Ltd. and as Chair of the Northwest Corridor Development Corporation. A leading advocate for his region, Mr. Burghardt has served as an industry advisor to both federal and provincial governments on issues surrounding transportation, economic development and investment.

ADAM CHOWANIEC

OTTAWA, ONTARIO

Dr. Chowaniec was appointed to EDC’s Board of Directors in April 2008. Currently Chairman of the Board of Directors of Zarlink Semiconductor Inc., he has held executive positions at Acadia University, Bell Northern Research, Nortel Networks, Commodore International and Calmos Systems. After serving as both president and vice-president of Newbridge Networks, Dr. Chowaniec was the founding CEO of Tundra Semiconductor Corporation in 1995. From 2006 to 2008, he was Chair of the Ontario Premier’s Research and Innovation Council. He has been widely recognized for his leadership, business excellence and innovation, and was named Business Person of the Year by the Ottawa Chamber of Commerce in 1999.

HERBERT M. CLARKE

ST. JOHN’S, NEWFOUNDLAND

Mr. Clarke was appointed to EDC’s Board of Directors in 2009 and was reappointed for a second term in October 2012. He has substantial private- and public-sector experience in areas of public policy and industry-government relationships, particularly as it relates to natural resource development and environmental assessment. Mr. Clarke is president of HMC Associates Ltd., a private consulting and investment firm. Previously, he served as Newfoundland and Labrador’s Clerk of the Executive Council and Secretary to Cabinet, and in senior executive roles in the mining and fishing industries. Mr. Clarke has been a board member of the Canada-Newfoundland Offshore Petroleum Board, founding Chairman of the Fisheries Resource Conservation Council, Public Review Commissioner for a major offshore oil and gas project and Co-Chair of the Joint Review Panel for the Lower Churchill Hydroelectric Generation Project.

JIM DINNING

CHAIR, CALGARY, ALBERTA

Mr. Dinning became Chair of EDC in 2007. He is Chair of Western Financial Group and has extensive experience in the private sector as a senior executive and as chair and director of a number of multinational and export-oriented Canadian companies. Mr. Dinning served in senior public-sector leadership roles during his 11-year tenure as a member of the Alberta legislative assembly including Minister of Education and Provincial Treasurer. He also serves as Chancellor of the University of Calgary.

LINDA M. O. HOHOL

CALGARY, ALBERTA

Ms. Hohol was appointed to EDC’s Board of Directors in 2007. With significant experience in the financial sector and expertise in venture capital financing and wealth management, Ms. Hohol was President of the TSX Venture Exchange from 2002 to 2007, after a long career with CIBC, which included a position as Executive Vice-President of Wealth Management. She is a Director of several non-profit and private sector corporations, including ATB Financial, EllisDon Construction and United Way of Calgary, and has been recognized as one of the 100 Most Powerful Women in Canada.

36 | Adapting to the New Reality

ELLIOT LIFSON

MONTREAL, QUEBEC

Elliot Lifson was appointed to EDC’s Board of Directors in March 2012. Mr. Lifson is President of the Canadian Apparel Federation and Vice-Chairman of Peerless Clothing Inc., and serves as a Director for several associations and councils. Mr. Lifson is Past Chairman of the Board of the Montreal Board of Trade and currently serves in an advisory capacity. Mr. Lifson is a Professor at the Desautels Faculty of Management at McGill University and was recently nominated to the Quebec Government’s Export Québec. He is a graduate in Law from the Université de Montréal, a member of the Quebec Bar and received his MBA from the Ivey School of Business, University of Western Ontario.

DONALD A. MACLEOD

DARTMOUTH, NOVA SCOTIA

Mr. MacLeod was appointed to EDC’s Board of Directors in 2008. Currently serving as vice-president and senior counsel for J. Ray McDermott Canada, Ltd. (Secunda Marine Services), Mr. MacLeod has held senior management positions within the organization since 1989. He has extensive involvement in commercial transactions in Canada and internationally within the shipping and offshore oil and gas sector. Mr. MacLeod is chair of the Shipowners’ Mutual Protection and Indemnity Association (Luxembourg), and holds positions on several of its affiliates and management committees. He is a member of the Nova Scotia Barristers’ Society.

STEPHEN S. POLOZ, CITP

PRESIDENT AND CHIEF EXECUTIVE OFFICER, OTTAWA, ONTARIO

Stephen Poloz was appointed President and Chief Executive Officer in January 2011, after nearly 30 years of public- and private-sector experience in financial markets, forecasting and economic policy. He joined EDC in 1999 as vice-president and chief economist, and in 2004 was promoted to senior vice-president, corporate affairs and chief economist, adding responsibility for corporate planning, communications, government and international relations, engineering, corporate social responsibility and corporate research. From 2008 to 2010 he was senior vice-president, financing, with responsibility for all of EDC’s lending programs, in addition to the economics and corporate and international trade intelligence groups. Prior to joining EDC, Mr. Poloz spent five years with Montreal-based BCA Research, and 14 years with the Bank of Canada in Ottawa. He has been a visiting scholar at the International Monetary Fund in Washington, and at the Economic Planning Agency in Tokyo. He has also served as president of the Ottawa Economics Association.

JOHN R. ROONEY

CALGARY, ALBERTA

Mr. Rooney was first appointed to EDC’s Board of Directors in 2007 and was reappointed in January 2010. A Calgary-based entrepreneurial executive with technical background in finance, he currently serves as Chairman and CEO of Northern Blizzard Resources Inc. Mr. Rooney is a Chartered Accountant and Chartered Business Valuator with more than 20 years of experience primarily in the oil and gas industry. He also serves as a director of several public and private companies and not-for-profit organizations.

JEFFREY STEINER

TORONTO, ONTARIO

Mr. Steiner was appointed to EDC’s Board of Directors in December 2010. Before establishing New Franchise Media in 2010, Mr. Steiner served approximately seven years as president and chief executive officer of the Toronto Economic Development Corporation (TEDCO), and three years as a board member of the Alcohol and Gaming Commission of Ontario. Mr. Steiner currently serves as Chair of the Governance Committee on the Board of Directors of the Ontario Centres of Excellence Inc., which oversees government investment in the commercialization of university R&D through industry-academic collaboration and venture capital finance. He is an active member of the Young Presidents’ Organization (YPO) Toronto Chapter and the Institute of Corporate Directors with an ICD.D designation.

DARLENE THIBAULT

LAVAL, QUEBEC

Ms. Thibault was appointed to EDC’s Board of Directors in January, 2010. A Director at the Bank of Nova Scotia since 2005, Ms. Thibault is responsible for Credit Lease Scotia and the Immigrant Investor Program in the Quebec region. Her 20-year career in the financial industry has included positions at HSBC Bank, the Bank of Montreal, Bombardier Capital Ltd., AT&T Capital Canada Inc. and Pitney Bowes Leasing.

EDC Annual Report 2012 | 37

EXECUTIVE MANAGEMENT TEAM

Left to right: (Top row) Jim McArdle, Ken Kember (Middle row) Clive Witter, Pierre Gignac, Derek Layne, Rajesh Sharma (Bottom row) Benoit Daignault, Stehen S. Poloz, Susanne Laperle

STEPHEN S. POLOZ

PRESIDENT AND CHIEF EXECUTIVE OFFICER

Stephen Poloz was appointed President and Chief Executive Officer in January 2011, after nearly 30 years of public- and private-sector experience in financial markets, forecasting and economic policy. He joined EDC in 1999 as Vice-President and Chief Economist. From 2008 to 2010 he was Senior Vice-President, Financing, with responsibility for all of EDC’s lending programs, in addition to the Economics and Corporate and International Trade Intelligence groups. Prior to joining EDC, Mr. Poloz spent five years with Montreal-based BCA Research, and 14 years with the Bank of Canada in Ottawa. He has been a visiting scholar at the International Monetary Fund in Washington, and at the Economic Planning Agency in Tokyo. He has also served as President of the Ottawa Economics Association. Mr. Poloz is a Certified International Trade Professional.

BENOIT DAIGNAULT

SENIOR VICE-PRESIDENT, FINANCING AND INVESTMENTS

Benoit Daignault was appointed as Senior Vice-President and Global Head, Financing and Investments in January 2012, after serving as Senior Vice-President, Business Development since he joined EDC in 2004. Mr. Daignault leads EDC’s global investments and debt financing operations across all product lines, including project and structured finance, commercial lending as well as corporate and asset-back lending. Previously, Mr. Daignault spent more than 10 years with General Electric Capital, where he held increasingly senior positions in Canada and the U.S. Mr. Daignault has a Baccalaureat in Business Administration from l’École des Hautes Études Commerciales in Montreal and is a CFA Charterholder. He completed the Proteus program of London Business School and the Senior Executive Program of Columbia University.

38 | Adapting to the New Reality

PIERRE GIGNAC

SENIOR VICE-PRESIDENT AND CHIEF RISK OFFICER, ENTERPRISE RISK MANAGEMENT

Pierre Gignac was appointed as Senior Vice-President, Enterprise Risk Management in January 2012, after serving as Senior Vice-President, Insurance since January 2004. He is responsible for Risk Management, Legal Services, and Security Services. Mr. Gignac joined EDC in April 1999 as Director, Claims and Insurance Accounting and later moved to Vice-President, Insurance and Loans Services and then Vice-President, Short-term Credit and Risk Assessment. Prior to joining EDC, Mr. Gignac held senior posts during his 14-year career at Metropolitan Life Insurance Company. Mr. Gignac is a Fellow of the Society of Actuaries, Fellow of the Canadian Institute of Actuaries, and a Chartered Financial Analyst. He is a graduate of Columbia University’s Senior Executive Program and from Laval University in Quebec City.

KEN KEMBER

SENIOR VICE-PRESIDENT, FINANCE, AND CHIEF FINANCIAL OFFICER

Ken Kember was appointed Senior Vice-President, Finance, and Chief Financial Officer in 2009. Mr. Kember leads the Finance organization, which includes Treasury, Corporate Finance & Control, Loans Services and Corporate Services. Mr. Kember has held various positions of increasing responsibility in the Finance Group, and served as Vice-President and Corporate Controller for five years before taking on his current role. Prior to joining EDC in 1995, he was a senior manager in the Accounting and Audit Group of PricewaterhouseCoopers in Ottawa. Mr. Kember holds a B.A. and a Master of Accounting degree from the University of Waterloo, and is a Chartered Accountant and Certified Management Accountant. He also serves on the board of the National Capital Region Chapter of Financial Executives International. Mr. Kember is a graduate of Columbia University’s Senior Executive Program.

SUSANNE LAPERLE

SENIOR VICE-PRESIDENT, HUMAN RESOURCES AND COMMUNICATIONS

Susanne Laperle was appointed Senior Vice-President, Human Resources in February 2001. Ms. Laperle is responsible for EDC’s Human Resources and Communications Group. She has extensive experience in human resources leadership, strategy and service from a number of challenging corporate environments. Prior to joining EDC, Ms. Laperle was a Vice-President of Human Resources and Communications for several major Canadian retail companies, facilitating change across large organizations. Ms. Laperle was also a senior consultant with the John C. Williams Group in Toronto, where she specialized in human resources and communications to both service industry and public-sector clients. Ms. Laperle has an MBA from the University of Toronto.

DEREK LAYNE

SENIOR VICE-PRESIDENT, BUSINESS SOLUTIONS AND INNOVATION

Derek Layne was appointed Senior Vice-President of the newly created Business Solutions and Innovation Group in December 2011. In this capacity Mr. Layne is responsible for managing the technology platforms, information systems, as well as the centres of expertise for business intelligence, process and program support that enable EDC’s operations. Mr. Layne previously held various management positions within EDC’s lending practice including Chief Risk Officer, before assuming his current role. Prior to joining EDC in 1992, Mr. Layne worked for an engineering firm.

JIM MCARDLE

SENIOR VICE-PRESIDENT, CORPORATE AFFAIRS & SECRETARY

Jim McArdle was appointed as Senior Vice-President, Corporate Affairs & Secretary in January 2012, after serving as Senior Vice-President, Legal Services and Secretary since 2006. Mr. McArdle is responsible for Planning and External Relations, Corporate Social Responsibility, Economics, Enterprise Portfolio Management and is Secretary to the Board. Mr. McArdle joined EDC as a Legal Counsel in 1993 and became Senior Legal Counsel in 1994. He was appointed General Counsel and Senior Assistant Secretary in July 2002. Prior to joining EDC, he was a member of a national Toronto law firm for 10 years, and is a graduate of Columbia University’s Senior Executive Program.

RAJESH SHARMA

SENIOR VICE-PRESIDENT, BUSINESS DEVELOPMENT

Rajesh Sharma was appointed as Senior Vice-President, Business Development in January 2012, after serving as Senior Vice-President, Financing Products Group since 2011. Mr. Sharma leads the business strategy of the corporation through sector teams specialized in the major global supply chains. He is also responsible for the network of EDC’s offices and representations in Canada and overseas. Since joining EDC in 1995, Mr. Sharma has overseen various product lines including its Project and Structured Finance, Corporate Lending and Political Risk Insurance operations. Prior to joining EDC, Mr. Sharma spent four years with Ontario Hydro. Mr. Sharma has an MBA from the University of Windsor, and an MPhil. in Economics and MA Honours in Economics from Panjab University in India.

CLIVE WITTER

SENIOR VICE-PRESIDENT, INSURANCE

Clive Witter was appointed as Senior Vice-President, Insurance in May 2012. Mr. Witter has 30 years experience in finance and insurance, most of it in senior leadership positions. Originally from the United Kingdom, Mr. Witter has also worked in Canada, Ireland, Belgium, and Hong Kong. Prior to joining EDC, he worked for PWC and then AVIVA Composite Insurance Group, one of the world’s largest insurance companies. His most recent position was as Chief Operating Officer, Continental Europe for Willis International, General Insurance Brokers, based in London. A Chartered Accountant, Mr. Witter is also a graduate of University College of Swansea, Wales.

EDC Annual Report 2012 | 39

CORPORATE GOVERNANCE

BOARD STEWARDSHIP

The stewardship of EDC resides with its Board of Directors composed of members experienced in business, finance, investment and risk management. In 2012 the board worked with the CEO to endorse his vision for the Corporation.

Each year, the board considers, advises on and ultimately approves EDC’s corporate plan. In 2012 the board discussed several long term elements of the plan at its annual strategy session: the needs of small business and how EDC can play an enhanced role, development of natural resources in Canada’s north and the implications of growing south-south trade. EDC’s board and executive team ensure that the corporate plan is developed within the spirit and intent of the Government of Canada’s Deficit Reduction Action Plan and the Minister of International Trade’s Statement of Accountabilities and Priorities for EDC.

The board continued to focus on EDC’s evolving risk management programs, in particular enterprise risk management (ERM). Board members participated in the annual risk identification and evaluation survey. The Risk Management Committee reported regularly on the status of transactions that have challenging or unique aspects. The board assessed and offered expertise on the design of EDC’s ERM system, including changes to the risk management reporting structure. The board reviewed an ERM “health check” conducted by external consultants to look for strengths and gaps, and reviewed a design and implementation roadmap for ERM program enhancements.

The Business Development Committee received regular reports on EDC’s progress on key corporate plan initiatives, and on activities and opportunities in Canada’s regions. The Committee assessed EDC’s market coverage on the basis of industry sectors and market segments, and resulting gaps in market coverage. This was done to identify future initiatives that could fill these gaps, and determine key priorities for 2012 and beyond.

Among its other activities, the Audit Committee reviewed and endorsed the annual audit plans of the Auditor General and the internal auditor. The Audit Committee received reports on internal audit projects and reviewed annual and quarterly financial statements. The Auditor General issued an unqualified opinion on the 2011 financial statements.

In 2012, the board created an ad hoc sub-committee on Technology to provide oversight and guidance for EDC’s technology investments.

PUBLIC POLICY OBJECTIVES AND

LEGISLATED MANDATE

The mandate and powers of EDC are established by statute, including EDC’s temporary authority to offer services to Canadian companies at home through a domestic mandate. This authorization was extended to March 12, 2013. The board monitored EDC’s work with banks and other financial services companies to provide increased capacity in support of Canadian companies’ domestic business. The board considered EDC’s presence in foreign markets and examined ways for EDC to establish foreign offices to support Canadian exporters.

CORPORATE SOCIAL RESPONSIBILITY

AND CULTURE OF ETHICAL CONDUCT

EDC’s corporate social responsibility (CSR) activities are an important part of enhancing Canada’s trade performance. The board was engaged on CSR issues throughout the year, including discussions on anti-corruption issues and guidelines on defense and security-sector exports. Representatives of Talisman Energy addressed the board on that company’s CSR activities in emerging markets.

The board itself promotes a culture of ethical business conduct, following board procedures that regulate conflict of interest and insider trading, in addition to those requirements of EDC’s Code of Conduct that apply to directors. EDC directors file standing declarations of interest and refrain from discussions or voting where a real or potential conflict of interest exists. Board documents are screened to flag companies listed in directors’ standing declarations so that transaction documents are withheld from a director who has declared an interest in a party related to that transaction.

In 2012, the board approved updates to EDC’s Code of Business Ethics and Code of Conduct. The Code of Business Ethics describes the high-level commitments for the corporation, while the Code of Conduct sets out the responsibilities of employees and directors. Amendments to the Code of Conduct addressed discretionary categories or enhanced existing rules, and expanded the provisions for acceptance or approval of gifts and hospitality, adding monetary thresholds and new recording and reporting requirements to further avoid conflicts of interest. The board formally included the Values and Ethics Code for the Public Sector, which came into force in 2012, as part of EDC’s Code of Conduct.

40 | Adapting to the New Reality

Each year, all employees confirm their understanding and compliance with EDC’s Code of Conduct, and now with the Public Sector Code. Board members confirm their understanding and compliance with those parts of the EDC Code of Conduct that apply to them, and with the board-specific conflicts of interest and insider trading procedures.

ACCOUNTABILITY AND OPERATIONS

EDC’s board functions independently of management. At each board and committee meeting, time is reserved for directors to meet in camera with the CEO only and then without management present. The Audit Committee meets in camera in three sessions: with the federal Auditor General’s representatives, another with EDC’s internal audit vice-president, and a third with only independent directors present. In 2012, the Risk Management Committee began holding regular in camera sessions with the Chief Risk Officer.

The roles of EDC’s Chair and CEO are separate. All board members, other than the CEO, are independent of EDC management. To promote transparency, directors receive agendas and materials for, and are welcome to attend, committees of which they are not members.

The board has an effective working relationship with EDC’s management, and the allocation of responsibilities is reviewed regularly. The EDC by-law regulates the proceedings of the board, and establishes the matters for which the board has reserved authority. The Board Charter elaborates on roles and responsibilities, primarily in terms of board stewardship, and provides additional detail on board proceedings. EDC’s approach to governance continues to be shaped by active board engagement. The results of the board’s annual governance review are assessed by the full board. The 2012 results and related discussions provide the basis for governance activities going forward.

COMMUNICATION WITH STAKEHOLDERS

Effective communication between EDC and its stakeholders, including the Crown and the public, was monitored and facilitated by the board throughout 2012. The board was kept informed of ongoing outreach activities that help EDC obtain stakeholder input and feedback, including the meeting of the EDC Industry Stakeholder Panel and the Corporate Social Responsibility Advisory Group. At formal and informal board events, experts from various fields were invited to provide their insights. These guests included Jean-René Halde, President & CEO, BDC, the Honourable Perrin Beatty, President & CEO, Canadian

Chamber of Commerce. Jayson Myers, President and CEO of Canadian Manufacturers and Exporters Association and Robin Silvester, President and CEO, Port Metro Vancouver. Board members met directly with Canadian exporters at two receptions. With board encouragement, EDC continued to place a high priority on coordinating and partnering with its portfolio partners, including the Trade Commissioner Service (TCS), Canadian financial institutions, Canadian Commercial Corporation (CCC) and the Business Development Bank of Canada (BDC).

SENIOR MANAGEMENT EVALUATION AND SUCCESSION

The board’s process for assessing and evaluating the performance of the CEO continued in 2012. The CEO’s annual performance objectives are set by the Human Resources Committee and are directly related to EDC achieving objectives set out in the corporate plan. The Human Resources Committee reviews the CEO’s performance based on these objectives, and makes recommendations to the board.

The board oversees senior management succession. The board reviewed the succession plan developed by management and approved by the Human Resources Committee. The board approved one executive appointment.

BOARD EDUCATION AND EVALUATION

Upon joining the board, new directors receive an orientation through briefings by senior management and through less structured gatherings with seasoned board members. Board and committee meetings regularly include education on EDC product lines and other aspects of the corporation’s business.

COMMITTEE MANDATES

The Audit Committee ensures the board fulfills its mandate in financial matters, as well as in business ethics, declaration of dividends, internal and external auditor terms of engagement, and monitoring the corporate compliance program. It approves and monitors important capital and administrative expenditures, reviews the implications of new accounting policies, and reviews internal and external audit results. The Audit Committee approves quarterly financial statements for public release. All Audit Committee members are independent of EDC management and committee members include financial experts. The committee, chaired by John Rooney, held 6 meetings.

EDC Annual Report 2012 | 41

The Business Development Committee provides direction that strengthens EDC’s ability to meet the ongoing needs of Canadian exporters and investors. The committee monitors the development of the corporate plan, oversees management activities in analyzing market conditions and developing responses, and monitors corporate performance against business development plans and related frameworks. The committee reviews sector strategies and new product initiatives, and annually reviews the impact on Canada’s economy of business that EDC facilitates. The committee, chaired by Norman Betts, held 6 meetings.

The Executive Committee has the authority to exercise many board powers, and meets only if necessary to deal with urgent matters that arise between board meetings. A meeting of the Executive Committee was not required in 2012. Jim Dinning, as Chair of the Board, chairs the committee.

The Human Resources Committee supports the board’s oversight of human resources strategic planning and annually approves the management succession plan, employee and executive compensation and the measures and targets for the corporate incentive program. It sets objectives and advises the board on the assessment of the CEO’s performance and oversees the design, investment strategy and performance of pension plans for employees. The committee, chaired by Linda Hohol, held 6 meetings.

The Nominating and Corporate Governance Committee deals with matters relating to EDC’s corporate governance regime. It has input into the ethics program for directors, selection criteria for appointments of the CEO and the chair, profiles of the desirable skills and experience required of directors, consideration of board candidates, and orientation and education programs. It oversees the board governance survey, monitors relations with management, and reviews the membership and mandates of committees. In 2012 several important governance matters were elevated for discussion or decision to the full board. The committee, chaired by Jim Dinning, held 1 meeting.

The Risk Management Committee supports the board’s oversight of the prudent management of EDC’s capital structure, including the management of credit, market and other enterprise risks. The Committee oversees and recommends updates to the internal policy framework governing authorization of EDC’s business activities, and oversees the authorizations which EDC requires in order to undertake specific transactions. It reviews and recommends transactions requiring board approval, monitors compliance with the Environmental Review Directive, and reviews the calculations underlying dividend decisions. It receives updates on portfolio management activities. The committee, chaired by Adam Chowaniec, held 6 meetings.

DIRECTOR REMUNERATION

Compensation paid to directors is set by Order in Council. The chair and other independent directors receive an annual retainer for their services, plus a fixed per diem for travel time, attending committee and board meetings. The following compensation schedule has been in place since 2000:

Chair of the Board: annual retainer of $12,400; $485 per diem.

Other directors: annual retainer of $6,200; $485 per diem.

Chairs of committees (other than Executive Committee) and Vice-Chair of the Board: base retainer plus $2,000.

Directors are reimbursed for their reasonable out-of-pocket expenses while performing their duties, including travel, accommodations and meals,. Most members of the board serve on three committees. There were 9 board meetings in 2012, (6 regular, 1 strategic session and 2 conference calls) and 25 committee meetings. Meetings convened between regularly scheduled board sessions are usually held by teleconference. The total remuneration paid to independent directors including the Chair (annual retainers plus per diems) was $221,954, compared to $199,433 in 2011. The total for business travel, promotion and meeting expenses paid to members of the board plus meeting expenses for the board and committees was $172,965 compared to $191,416 in 2011 (both figures exclusive of the expenses of the CEO). The total for the CEO’s business travel and hospitality expenses in 2012 was $107,813 compared to $98,113, in 2011.

42  |  Adapting to the New Reality

MEMBERSHIP AND ATTENDANCE AT MEETINGS OF THE BOARD AND BOARD COMMITTEES[1] IN 2012

(1) Attendance is provided only for meetings of committees of which the director was a member on the meeting date.

EDC Annual Report 2012 | 43

2012 FINANCIAL REVIEW

MANAGEMENT’S

DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis (MD&A) should be read in conjunction with our audited consolidated financial statements and related notes for the year ended December 31, 2012. All amounts are expressed in Canadian dollars.

45 FINANCIAL RESULTS OVERVIEW

63 RISK MANAGEMENT

46 Impact of Foreign Exchange Translation

64 Risk Management Overview on Financial Results

64 Portfolio Risk Profile

46 FINANCIAL PERFORMANCE

65 Risk Governance Structure

46 Net Financing and Investment Income

66 Credit Risk Management

48 Insurance Premiums and Guarantee Fees

68 Market Risk Management

49 Other Income (Expenses)

69 Liquidity Risk Management

49 Provision for (Reversal of) Credit Losses

71 Operational Risk Management

50 Claims-Related Expenses (Recovery)

72 CRITICAL ACCOUNTING POLICIES

50 Administrative Expenses

AND ESTIMATES

72 Change in Accounting Standards

51 FINANCIAL CONDITION

72 Non-IFRS Performance Measures

51 Statement of Financial Position Summary

51 Corporate Plan Discussion

73 SUPPLEMENTAL INFORMATION

53 Portfolio Exposures and Credit Quality

53 Concentration of Exposure

53 Financing Portfolio

57 Insurance Portfolio

60 Marketable Securities and

Derivative Instruments

61 Capital Management

62 Off Balance Sheet Arrangements

62 Financial Instruments

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains projections and other forward-looking statements regarding future events. Such statements require us to make assumptions and are subject to inherent risks and uncertainties. These may cause actual results to differ materially from expectations expressed in the forward-looking statements.

44 | Adapting to the New Reality

FINANCIAL RESULTS OVERVIEW

Despite signs of improvement, the world economic situation and prospects continued to be challenging in 2012. The pattern was similar to 2011, with momentum early on, a softening in the summer months, but giving way to a late-year upturn spilling into the following year. Economies within Europe contracted due to investor flight, high unemployment and a tight credit environment. On the other hand, a look at the U.S. economy revealed many economic indicators returning to 2008 peak levels, although businesses remained deterred by prospects surrounding the looming fiscal cliff. In addition, slower economic growth in emerging markets was associated with lower prices for some commodities.

For Canada, these world conditions have resulted in a mixed picture: lower commodity prices and contraction in European economies have led to reduced exports. However, this has been offset by growth in the economy of our largest trading partner, the U.S Overall, Canada experienced minimal export growth in 2012. At the same time, we have seen some improvement in domestic market conditions with Canadian companies taking on greater risk capacity.

For EDC and our customers, these trends, along with some EDC-specific factors, have resulted in a decline in our insurance business in 2012. Lower commodity prices have led to a lower volume of exports to be insured, and greater risk capacity in the commercial market has reduced demand for EDC’s insurance solutions. In addition, greater private sector capacity in the surety industry has meant less need for EDC’s bonding products. EDC-specific factors include a shift in insured business activity for one large customer and a change in product offering within our financial institutions insurance program.

Our financing business came in at the same level as 2011. We signed several large investment grade loans, mainly project finance transactions with foreign borrowers. The retrenchment of European lenders led to more opportunities for EDC to participate in these transactions, allowing us to generate additional opportunities for Canadian companies.

EDC’s appetite to take on risk was evidenced in 2012 by significant loan write-offs as well as the highest level of claim payments in EDC’s history. We crystallized losses in our commercial loan book that were largely incurred during the credit crisis and as a result of difficulties experienced in recent years in the aerospace sector. There was minimal impact on our net income in 2012 since in most cases these loan losses had been reflected in our provision for credit losses in prior years. We also crystallized losses on our sovereign loan book with the write-off of loans to two heavily indebted poor countries in Africa for which debt forgiveness has been granted. Although we experienced a shift in our financing business facilitated to more investment grade loans, we continue to facilitate a large number of higher risk lower dollar value loan transactions. Based on number of transactions, more than 80% of new signings in 2012 were below investment grade loans.

Our political risk insurance program is characterized by high limits, and can be compared to catastrophic insurance coverage offered by other insurers for events such as natural disasters. While claims within this program have occurred infrequently, when made, they can be very significant as was the case in 2012 with a $300 million claim charge as a result of the turmoil in North Africa and the Middle East. This charge did not increase our claims-related expenses in 2012 as a liability was recognized in 2011 and included in claims-related expenses at that time.

EDC’s ability to continue to deploy its lending and insurance solutions to Canadian businesses is dependent on the corporation’s financial sustainability. This involves earning a return sufficient to cover our expenses as well as build capital to facilitate more business. Under normal operating conditions we expect to earn net income in the range of $600 million to $800 million and a return on capital of 6-8% annually. Fluctuations in the provision for credit losses, claims-related expenses and the fair value of financial instruments could cause net income to fall outside this range.

Overall, our 2012 financial results were virtually a repeat of 2011 when we exclude the impact of changes in both our provision for credit losses and claims-related expenses. After taking into account these two items we finished the year with net income of $1,321 million, an increase of $676 million over 2011, and a higher level of profitability than we would normally expect.

for the year ended December 31 (in millions of Canadian dollars)	2012	2011
Net financing and investment income	1,039	974
Loan guarantee fees	38	32
Net insurance premiums and guarantee fees	196	234
	1,273	1,240
Other income (expenses)	(16)	61
Administrative expenses	314	284
Provision for (reversal of) credit losses	(340)	125
Claims-related expenses (recovery)	(38)	247
Net income	$1,321	$645

EDC Annual Report 2012 | 45

MANAGEMENT’S DISCUSSION AND ANALYSIS

We recorded provisions of $125 million and claims-related expenses of $247 million in 2011 as a result of negative credit migration in our loans portfolio, a decline in collateral values for loans in our secured aerospace portfolio and a claim submission in our political risk program. In comparison, we recorded reversals of provisions for credit losses of $340 million in 2012 mainly because we updated the assumptions used in the allowance calculation for probability of default and the amount of loss given a default event. Also, our new loans were of higher credit quality than the loans being repaid, and this led to a further release of provisions. The recovery of $38 million in claims-related expenses in 2012 was mainly due to an improvement in our anticipated recoveries and an actuarial decrease in the allowance for claims to reflect the current portfolio composition.

Other items affecting 2012 results include:

Net Financing and Investment Income – Net financing and investment income increased by $65 million from 2011, largely the result of growth in our loan book.

Net Insurance Premiums and Guarantee Fees – Net insurance premiums and guarantee fees totalled $196 million in 2012, a decrease of 16% from 2011 mainly due to lower business facilitated in our insurance portfolio year-over-year as previously discussed.

Other Income (Expenses) – Other expenses were $16 million in 2012, an increase of $77 million from 2011. The variance is largely due to the volatility associated with our financial instruments carried at fair value.

Administrative Expenses – Administrative expenses were $314 million in 2012, an increase of $30 million, or 11% from 2011. The increase comes mainly from higher pension costs due to a reduction in the discount rate used to value the pension liability.

EDC is financially self-sustaining and does not receive parliamentary appropriations. The income that we generate is applied directly against Canada’s fiscal accounts and it strengthens our capital base. In the first quarter of 2012 we paid a dividend of $500 million to the Government of Canada. We ended the year with a strong capital position of $10.8 billion, which provides us with the resiliency and capacity to help Canadian exporters and investors navigate the uncertainty and volatility in the current trade environment.

Impact of Foreign Exchange Translation on Financial Results

By the end of 2012 the Canadian dollar had strengthened relative to the U.S. dollar, resulting in a rate of U.S. $1.01 on December 31st compared to U.S. $0.98 at the end of 2011. The stronger Canadian dollar resulted in a decrease in our assets and liabilities which are primarily denominated in U.S. dollars and translated to Canadian dollars at rates prevailing at the statement of financial position date. Business facilitated and the components of comprehensive income are translated into Canadian dollars at average exchange rates. The average rate for 2012 was U.S. $1.00 compared to U.S. $1.01 for 2011.

FINANCIAL PERFORMANCE

Net Financing and Investment Income

Loan Revenue

Loan revenue was $1,116 million in 2012, an increase of $107 million from 2011. The total yield on our loan portfolio was 3.83% up 5 basis points from the previous year.

Performing loan interest revenue was $936 million in 2012, an increase of $42 million compared to 2011 due to growth in our floating rate loan portfolio as net loan disbursements totalled $2,655 million during the year.

Yields on our floating rate portfolio increased from 2.56% in 2011 to 2.71% in 2012 mainly due to increases in LIBOR rates. This was countered by a decline in our fixed rate yields from 5.26% to 5.03% during this same period due to repayments on older loans with an average yield of 5.59% being replaced by new loans with an average yield of 3.53%. As a result, the overall yield on our performing loan portfolio decreased slightly by 3 basis points to 3.35% compared to 2011.

Components of the change in loan revenue from 2011

(in millions of Canadian dollars)	2012
Revenue from portfolio growth	42
Decrease in revenue from lower yield	(9)
Foreign exchange impact	9
Performing loan interest revenue	42
Increase in impaired revenue	32
Increase in loan fees	31
Increase in other loan revenue	2
Net change in loan revenue	$107

46  |  Adapting to the New Reality

We recognize revenue on the carrying value of our impaired loans at their original effective yield. In 2012, we recognized $41 million of impaired revenue, an increase of $32 million from 2011. This was due to a higher average carrying value of impaired loans as compared to the previous year mainly in our aerospace portfolio. Increases in estimated recoveries on these loans have also resulted in higher impaired revenue recognition.

Loan fee revenue increased by $31 million in 2012 mainly due to additional commitment fees from higher levels of credit authorizations. Also, loan prepayments have led to the immediate recognition of deferred fee revenue.

For a breakdown of loan interest yield on our fixed and floating portfolios, refer to Table 1 in Supplemental Information.

Marketable Securities Revenue

We maintain a marketable securities portfolio in order to meet our liquidity requirements. Pursuant to our risk management policies, we must maintain sufficient liquidity to meet a prescribed minimum level, based on forecasted cash requirements.

Our marketable securities revenue consists of income earned on short-term instruments, bonds and government securities held during the year. Marketable securities revenue decreased by $10 million to $36 million in 2012.

Although the average marketable securities balance increased from $3,551 million in 2011 to $3,959 million in 2012, the continued reduction in yields during 2012 had a greater impact on revenue. The marketable securities portfolio increased as a result of carrying higher liquidity in response to market uncertainties as well as pre-funding for future disbursements.

During 2012, the yield on our marketable securities portfolio declined from 1.30% in 2011 to 0.91%. This is mainly the result of lower long-term U.S. Treasury yields which have a significant impact on our portfolio.

Components of the change in marketable securities revenue from 2011

(in millions of Canadian dollars)	2012
Impact of portfolio growth	3
Decrease in revenue from lower yield	(13)
Net change in marketable securities revenue	$(10)

EDC Annual Report 2012 | 47

MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest Expense

Our interest expense includes the cost of our debt and related derivatives. It also includes the impact of the floating rate currency swaps used to reduce the foreign currency risk related to using our capital to fund U.S. dollar denominated assets. These currency swaps are set up with the objective to offset U.S. dollar assets and liabilities with a U.S. dollar payable component and a Canadian dollar receivable component.

Interest expense totalled $108 million in 2012, an increase of $15 million from 2011 as a result of a higher average debt balance and lower revenue from our capital related currency swaps. Our average debt balance was $23,385 million in 2012, an increase of $2,851 million from 2011, which was mainly used to fund our growing loan portfolio.

The net revenue generated by the capital related currency swaps was $66 million in 2012, a decrease of $4 million from 2011 as the short-term U.S. dollar and Canadian dollar rates moved closer in 2012.

Components of the change in interest expense from 2011

(in millions of Canadian dollars)	2012
Impact of volume increase	17
Decrease in revenue on currency swaps related to our capital	4
Decrease in expense from lower cost of funds	(3)
Foreign exchange impact	(3)
Net change in interest expense	$15

Insurance Premiums and Guarantee Fees

Premium and guarantee fee revenue earned in our insurance programs in 2012 totalled $196 million compared to $234 million earned in the prior year. As previously discussed, market conditions such as greater risk capacity in the Canadian market and lower commodity prices led to a reduction in business facilitated which in turn translated into lower revenue.

Insurance premiums earned under our credit insurance program amounted to $114 million for the year. We have partnered with reinsurers, primarily by way of a reinsurance treaty agreement, and in 2012 we ceded premiums of $6 million to our reinsurance partners, resulting in net premium revenue of $108 million. The net premium decreased by $21 million from 2011 mainly due to an $8,946 million or 14% decrease in business facilitated net of reinsurance in this program. In addition to the market conditions, a shift in insured business activity for one large customer within our credit insurance program was a key factor leading to the decline in business facilitated for the program in 2012.

Insurance premiums earned under our financial institutions insurance program totalled $18 million, a decrease of $14 million from 2011 due in part to the $4,619 million decline in business facilitated as a result of a change in product offering within the program.

Premium revenue was $48 million for the year in our contract insurance and bonding program compared to $58 million in 2011. Surety industry loss ratios continue to be good, increasing sureties’ appetite for risk in the U.S. for smaller clients. As a result, sureties are no longer seeking reinsurance from EDC to the same extent as during the crisis period.

Political risk insurance (PRI) premiums totalled $34 million in 2012, of which $12 million was ceded by way of partnering with reinsurers. The resulting net premium revenue was $22 million, an increase of $7 million over 2011. The PRI average premium rate of 1.35% in 2012 increased from the 2011 rate of 0.92%, mainly due to changes in the portfolio mix.

Loan guarantee fees totalled $38 million in 2012, an increase of $6 million over 2011. The average loan guarantee fee rate increased from 1.29% in 2011 to 1.53% in 2012. This increase reflects the termination of a guarantee with an investment grade obligor in the surface transportation sector before its contractual expiry date, resulting in the immediate recognition of a deferred charge in 2012.

For the breakdown of insurance premiums and guarantee fees, refer to Table 3 in Supplemental Information.

48 | Adapting to the New Reality

Other Income (Expenses)

Other expenses were $16 million in 2012, compared to $61 million of other income in 2011. The key components of other expenses in 2012 were the realized and unrealized fair value gains and losses on various financial instruments as discussed below.

We issue debt instruments in the market where we are able to obtain the most attractive funding costs and then we use derivatives to manage interest rate risk and foreign exchange risk. Unrealized losses on loans payable designated at fair value through profit or loss totalled $36 million in 2012 and the unrealized gains on the derivatives associated with the loans payable totalled $68 million. During both 2012 and 2011 most rates relevant to the valuation of our loans payable and the related derivatives fell, leading to unrealized gains on our derivatives and unrealized losses on our loans payable. In accordance with International Financial Reporting Standards (IFRS), our debt is valued on the basis of our credit rating (AAA) while the related derivatives are valued based on curves that reflect the credit risk of the resulting exposure. In 2012, the credit exposure of these instruments decreased and this further contributed to the gain on the related derivatives.

(in millions of Canadian dollars)	2012	2011
Net unrealized gain on derivatives related to loans payable	68	135
Net unrealized loss on loans payable designated at fair value through profit or loss	(36)	(147)
Net realized and unrealized gain (loss) on loan related credit default swaps	(70)	24
Net realized and unrealized gain on marketable securities at fair value through profit or loss	9	71
Foreign exchange translation gain (loss)	2	(23)
Other	11	1
Total other income (expenses)	$(16)	$61

In 2012 we recorded a net realized and unrealized loss of $70 million (2011 – gain of $24 million) on our portfolio of loan related credit default swaps. The loss is primarily related to a decrease in the fair value of the credit default swaps we bought to mitigate our credit exposure as the credit condition of the underlying entities improved during 2012.

We have designated the majority of our marketable securities at fair value through profit or loss; consistent with our business model for managing these instruments. At the end of December 2012 realized and unrealized gains on marketable securities at fair value through profit or loss totalled $9 million (2011 – $71 million). Our portfolio includes a portion of U.S. treasury securities and the gain is mainly due to the decrease of the relevant U.S. treasury rates during 2012. The rates did not decline as much in 2012 and therefore this translated into a smaller gain when compared with 2011.

Provision for (Reversal of) Credit Losses

In 2012 we recorded a reversal of provision for credit losses of $340 million related to our loan portfolio compared to a provision charge of $125 million in 2011. In both years, our new loans and commitments were of higher credit quality than the loans being repaid leading to a release of provisions. However, in 2011 the impact was largely offset by negative credit migration. Reductions in collateral values used in the allowance calculation led to a provision charge in both years although the impact was larger in 2011. In 2012, the updates made to the independent variables: namely, the probability of default and the amount of loss given a default event, resulted in an additional reversal of provisions as discussed on page 55.

For a breakdown of the provision for (reversal of) credit losses, refer to Table 4 in Supplemental Information.

EDC Annual Report 2012 | 49

MANAGEMENT’S DISCUSSION AND ANALYSIS

Claims-Related Expenses (Recovery)

We experienced a $38 million recovery of claims-related expenses in 2012, compared to a $247 million expense in 2011. The decrease is the result of the actuarial change in the net allowance for claims as well as an increase in recoverable insurance claims.

The actuarial adjustment takes into account updates to the assumptions within the calculation as well as changes in the portfolio and risk ratings. The actuarial increase in the net allowance for claims in 2011 was primarily driven by a large claim under consideration in our political risk insurance program. The claim charge in 2012 released the requirement for the associated liability, which contributed to the actuarial decrease of $233 million in 2012. We also experienced a further actuarial reduction in our policy and claims liabilities in 2012 due to the impact of changes in portfolio composition.

The ongoing review of our recoverable insurance claims further contributed to the recovery of claims-related expenses in 2012.

(in millions of Canadian dollars)	2012	2011
Claims paid	355	54
Claims paid – reinsured policies	3	1
Claims recovered	(22)	(40)
Actuarial increase/ (decrease) in the net allowance for claims	(233)	179
Reinsurers’ share of claims recovered	–	1
Decrease/ (increase) in recoverable insurance claims	(156)	50
Claims handling and settlement expenses	15	2
Total claims-related expenses (recovery)	$(38)	$247

Administrative Expenses

Administrative expenses for 2012 totalled $314 million, an increase of $30 million, or 11% from the prior year. The increase is largely driven by higher pension-related costs of $32 million and higher accommodation and depreciation costs of $10 million. The pension increase is due primarily to the lower discount rate used to value the pension obligation. The accommodation and depreciation costs rose as anticipated upon commencement of the lease of our new head office. Our cost containment efforts yielded savings in a number of areas including human resource costs ($4 million), consulting ($4 million), systems costs ($2 million) and travel ($2 million).

The Productivity Ratio (PR) measures our operational efficiency as investments in people and technology are required to keep pace with the growth and complexity of the business. The PR decreased to 21.7% in 2012, slightly more favourable than the 22.8% in 2011. Our pension costs can fluctuate greatly from year to year based on changes in assumptions used to value our pension obligation; therefore, for purposes of our PR calculation we use the actuarial assumptions used in the Corporate Plan with the intent of absorbing the changes in the following year. The PR for 2012 before the adjustment for unforeseen pension costs would have been 24.1%.

50  |  Adapting to the New Reality

FINANCIAL CONDITION

Statement of Financial Position Summary

Total assets were $36.2 billion at the end of 2012, an increase of $2.6 billion, or 8% from 2011, which is mainly due to an increase in our loans receivable and cash and marketable securities.

Cash and Marketable Securities – We maintain a marketable securities portfolio in order to meet our liquidity requirements. Cash and marketable securities were $4.2 billion at the end of 2012, an increase of $0.3 billion from 2011. The amount of cash and marketable securities increased as a result of carrying higher liquidity in response to market uncertainties.

Loans Receivable – Loans receivable were $30.1 billion, an increase of $1.4 billion or 5% from 2011 mainly due to net loan disbursements.

Allowance for Losses on Loans – The allowance for losses on loans is $498 million lower than at the end of 2011 mainly due to a reversal of provision of $263 million in the year and loan write-offs of $212 million. Additional details are provided on pages 49 and 55.

Other Financing and Leasing Assets – The increase in 2012 is primarily due to the repossession of 34 aircraft and two spare engines valued at $465 million as a result of loan foreclosures.

as at December 31 (in millions of Canadian dollars)	2012	2011
Cash and marketable securities	4,236	3,886
Derivative instruments	1,352	1,541
Loans receivable	30,131	28,680
Allowance for losses on loans	(1,182)	(1,680)
Other financing and leasing assets	1,203	708
Other	493	461
Total Assets	$36,233	$33,596
Loans payable	25,880	23,570
Derivative instruments	120	178
Allowance for loan commitments	58	41
Policy and claims liabilities	583	875
Other liabilities	515	676
Equity	9,077	8,256
Total Liabilities and Equity	$36,233	$33,596

Loans Payable – Loans payable were $25.9 billion compared to $23.6 billion in 2011, an increase of $2.3 billion. The increase is mainly due to net debt issuances which were used to fund net loan disbursements. Our borrowing requirements are largely driven by activity within our loans portfolio.

Corporate Plan Discussion

The following section discusses our 2012 results and financial position in comparison to Corporate Plan projections. We begin by looking back to our 2012 Corporate Plan and compare actual results to what was expected. Then we look forward to 2013 and provide an explanation of where we anticipate changes from our 2012 results and financial position.

Financial Performance

for the year ended December 31 (in millions of Canadian dollars)	2013 Corporate Plan	2012 Actual Results	2012 Corporate Plan
Net financing and investments income	1,050	1,039	950
Insurance premiums and guarantee fees*	247	234	271
Other income (expenses)	(25)	(16)	(30)
Administrative expenses	330	314	303
Provision for (reversal of) credit losses	47	(340)	(125)
Claims-related expenses (recovery)	60	(38)	96
Net income	835	1,321	917
Other comprehensive income	–	–	–
Comprehensive income	$835	$1,321	$917

*Includes loan guarantee fees.

2012 Corporate Plan

Net income for 2012 was $1,321 million, $404 million higher than the 2012 Corporate Plan net income of $917 million. Items of note are as follows:

Net financing and investment income was $1,039 in 2012, $89 million greater than the 2012 Corporate Plan. This is due to increased signings and disbursements in both 2011 and 2012.

Insurance premium and loan guarantee fee income was $234 million in 2012; $37 million lower than the Corporate Plan which is attributable to lower business facilitated in 2012 as previously discussed.

EDC Annual Report 2012 | 51

MANAGEMENT’S DISCUSSION AND ANALYSIS

The 2012 reversal of provision for credit losses of $340 million was an additional release of $215 million from the 2012 Corporate Plan. The main variances are as follows:

▶	the updates to the probability of default and the loss given default assumptions resulted in a $219 million release of provision for credit losses.

▶	in 2012, the impact of net portfolio growth led to a reversal of credit losses of $162 million, $91 million more than contemplated in the Corporate Plan.

Claims-related recoveries were $38 million in 2012 compared to $96 million of expenses projected in the 2012 Corporate Plan. The ongoing review of our recoverable insurance claims as well as an actuarial reduction in our policy and claims liabilities due to changes in portfolio composition were the primary reasons for the variance.

Administrative expenses were $11 million higher than the Corporate Plan. The difference is largely due to higher pension costs than projected in the Plan. We experienced reductions in most other areas of administrative expenses as a result of our cost containment efforts.

The productivity ratio for 2012 was 21.7%, lower than the 2012 Corporate Plan projection of 25.5%. The main contributors to this favourable position were:

▶	administrative expenses, after excluding the unforeseen pension adjustment as previously discussed, were lower than anticipated mainly as a result of our cost containment efforts.

▶	higher loan revenue resulting from increased signings and disbursements.

2013 Corporate Plan

Net income for 2013 is planned to be $835 million, $486 million less than 2012 as we are expecting increases in both provisioning requirements and claims-related expenses in 2013.

The 2013 Corporate Plan is projecting a $47 million provision for credit losses, which is $387 million higher than the actual 2012 reversal of provision of $340 million. The main differences are as follows:

▶	non-recurring reversals of provision for credit losses of $219 million as previously discussed.

▶	In 2012, the impact of net portfolio growth led to a release of provision for credit losses of $162 million as our new loans and commitments were of a higher credit quality than the loans being repaid. The net portfolio growth anticipated in the 2013 Plan is expected to result in a provision for credit losses of $46 million.

Claims-related expenses are projected to be $60 million in 2013, $98 million higher than 2012. This is primarily due to the impact of the changes in portfolio composition in 2012 on our policy and claims liabilities that are not expected to recur.

Administrative expenses for 2013 are $330 million, $16 million greater than 2012. Costs are expected to be higher in 2013 mainly due to increased human resource costs as a result of normal salary adjustments since retaining our talent pool is of utmost importance for the ongoing success of the organization in meeting its mandate. We are projecting a productivity ratio of 25.9% compared to 21.7% in 2012, which falls within our targeted range of 24-26%. As previously mentioned, our current year PR is calculated based on actuarial assumptions for our pension liability used in the Corporate Plan and we absorb the impact of the changes in the following year. If we were to include the pension adjustment in our current year calculation, 2012 PR would be 24.1%.

Financial Position

as at December 31 (in millions of Canadian dollars)	2013 Corporate Plan	2012 Actual Results	2012 Corporate Plan
Cash and marketable securities	4,339	4,236	3,216
Derivative instruments	1,497	1,352	2,082
Loans receivable	31,733	30,131	27,170
Allowance for losses on loans	(1,364)	(1,182)	(1,253)
Other financing and leasing assets	1,249	1,203	796
Other assets	481	493	616
Total Assets	$37,935	$36,233	$32,627
Loans payable	27,710	25,880	22,306
Derivative instruments	181	120	130
Allowance for losses on loan commitments	63	58	100
Policy and claims liabilities	565	583	787
Other liabilities	774	515	557
Equity	8,642	9,077	8,747
Total Liabilities and Equity	$37,935	$36,233	$32,627

52 | Adapting to the New Reality

2012 Corporate Plan

Loans receivable totalled $30.1 billion at the end of 2012, $2.9 billion higher than Plan primarily as a result of a higher loans receivable balance at the beginning of 2012 based on 2011 actual results, as well as additional net disbursements in 2012 from what was contemplated in the Corporate Plan. Loans payable for 2012 are $3.6 billion higher than projected in the Plan both as a result of the funding required for the increase in loans receivable as well as a $1 billion increase in marketable securities.

2013 Corporate Plan

The Corporate Plan is projecting loans receivable to be $31.7 billion at the end of 2013, $1.6 billion higher than December 31, 2012, primarily due to net disbursements. Loans payable are growing in tandem with the projected increase in loans receivable.

Portfolio Exposures and Credit Quality

CONCENTRATION OF EXPOSURE

EDC’s total exposure to risk at the end of 2012 was $77.9 billion, an increase of $1.8 billion from 2011. The majority of the exposure was for risks within the United States (25%) and Canada (24%). By industry, our greatest exposures are within the extractive and transportation sectors.

Exposure by Program

as at December 31 (in millions of Canadian dollars)	2012	2011
Financing portfolio:
Financing assets(1)	30,861	29,593
Commitments and guarantees(2)	19,923	15,356
Total financing portfolio	50,784	44,949
Insurance portfolio:
Credit insurance	7,750	7,804
Financial institutions insurance	4,118	6,969
Contract insurance and bonding(3)	8,161	9,191
Political risk insurance	1,503	1,768
Total insurance portfolio	21,532	25,732
Marketable securities and derivative instruments	5,588	5,427
Total exposure	$77,904	$76,108

(1) Includes gross loans receivable, investments and gross investment in aircraft under finance leases.

(2) Includes $417 million of investments commitments (2011 – $283 million).

(3) Includes $6,701 million of insurance guarantees (2011 – $6,986 million).

While the financing portfolio experienced an increase due to new credit authorizations, a change in program offering coupled with decreased demand in some of the emerging markets, particularly China, reduced exposure under the financial institutions insurance program.

For a detailed breakdown of the major concentrations of total gross exposure by geographical market and industry, refer to Tables 5 and 6 in Supplemental Information.

FINANCING PORTFOLIO

LOANS PORTFOLIO

We enable Canadian exports and foreign investments by providing financing solutions to Canadian exporters and their foreign customers, to Canadian investors and to financial institutions. Not only do we provide solutions for exporters with existing contracts, we also proactively identify potential procurement needs on large foreign projects and provide financing to foreign buyers in order to develop opportunities for procurement from Canadian companies. These financing products enable Canadian companies to provide their customers with flexible, medium- or long-term financing.

EDC Annual Report 2012 | 53

MANAGEMENT’S DISCUSSION AND ANALYSIS

Gross Loans Receivable

Gross loans receivable totalled $30,336 million at the end of 2012, an increase of $1,243 million or 4% from 2011. The growth was due to net loan disbursements which were $2,655 million for the year, an increase of 60% from the $1,658 million of net disbursements in 2011. During 2012, aircraft for which we had provided secured financing were returned to us by two impaired obligors. As a result, the associated loans totalling $523 million were removed from our books and replaced with aircraft assets valued at $465 million which form part of our leasing portfolio. The remaining loan balances totalling $58 million were written off along with loan balances for other obligors totalling $350 million. These two items reduced the impact of net disbursements on gross loans receivable by $873 million. The stronger Canadian dollar at the end of 2012 also decreased gross loans receivable by $552 million as most of our loans are denominated in U.S. dollars.

In assessing the credit risk profile of our loan portfolio, we rate our obligors using a system of credit ratings as established in our credit risk rating methodology. These ratings are reviewed on a regular basis. Based on their ratings, we then categorize our loans receivable into three risk classifications: investment grade performing, below investment grade performing and impaired.

Individually Impaired Loans

Impaired loans represent loans for which we no longer have reasonable assurance that the full amount of principal and interest will be collected on a timely basis in accordance with the terms of the loan agreement. At the end of 2012, impaired gross loans receivable totalled $1,160 million, a decrease of $645 million from the end of 2011. Overall, impaired loans as a percentage of total gross loans receivable decreased from 6.2% in 2011 to 3.8% in 2012 primarily due to the factors outlined below.

During 2012, EDC repossessed 34 aircraft from two impaired aerospace obligors including 28 aircraft from Pinnacle Airlines, Inc. which were transferred into our portfolio of equipment available for lease. Consequently, the repossession of these aircraft resulted in a reduction of $523 million to impaired loans as discussed above.

We also wrote off an additional $349 million of principal related to 27 commercial borrowers and 2 sovereign borrowers. Loans related to the commercial borrowers were written off as we exhausted all recovery methods and no further prospect of recovery was likely. Loans related to the sovereign borrowers were written off as they have been granted full debt forgiveness by their creditor countries pursuant to the terms set out by the Paris Club.

Loans totalling $361 million were classified as impaired during the year while loans totalling $169 million were removed from our books as a result of repayments by borrowers and principal recoveries from loan sales.

Table 7 in Supplemental Information provides additional information on impaired loans including country and industry concentration.

Commercial Loans and Loan Guarantees

(in millions of Canadian dollars)	Gross loans receivable	Financing commitments	Loan guarantees	2012 Exposure		2011 Exposure
Industry				$	%	$	%
Extractive*	8,472	7,772	279	16,523	34	13,005	31
Aerospace	9,493	2,798	80	12,371	26	11,780	28
Information and communication technology	2,550	2,816	140	5,506	11	3,659	9
Surface transportation	3,458	1,172	608	5,238	11	5,815	14
Infrastructure and environment	2,693	1,507	306	4,506	9	4,342	10
Light manufacturing	974	588	369	1,931	4	1,467	3
Financial institutions	1,036	122	28	1,186	3	1,288	3
Resources	470	381	158	1,009	2	1,007	2
Total	$29,146	$17,156	$1,968	$48,270	100	$42,363	100

* Includes both oil and gas and mining sub-sectors.

Growth in the extractive and information and communication technology sectors was the primary driver behind the increase in our commercial portfolio exposure. The extractive sector grew by $3,518 million including new credit authorizations in both the oil and gas and mining sectors totalling $1,520 million with three counterparties in Saudi Arabia, the United Arab Emirates and the Czech Republic. We also entered into new large financing transactions in the oil and gas sector totalling $1,299 million with counterparties in the United Kingdom, Brazil and Mexico. All of these counterparties are investment grade.

54 | Adapting to the New Reality

In 2012, 68% of loan signings were investment grade which contributed to an increase in the ratio of investment grade exposure to total commercial exposure from 51% in 2011 to 58% in 2012. The largest concentrations of commercial investment grade exposure are within the extractive (49%), information and communication technology (12%) and the infrastructure and environment sectors (10%).

The extractive, aerospace and information and communication technology sectors accounted for 71% of our total commercial exposure in 2012 (2011 – 68%). This reflects the continuous demand for financing in these sectors for Canadian companies. These three sectors also contain our largest single counterparty exposures.

Our largest commercial single counterparty exposures in 2012 resided with two U.S. counterparties, one Mexican counterparty, two Brazilian counterparties and one Saudi Arabian counterparty within two industry sectors, which collectively represented $6,710 million, or 14% of the total commercial exposure. This includes exposure to two counterparties in the aerospace sector which totalled $2,772 million and four counterparties in the extractive sector which totalled $3,938 million.

Sovereign Loans and Loan Guarantees

(in millions of Canadian dollars)	Gross loans receivable	Financing commitments	Loan guarantees		2012 Exposure		2011 Exposure
Country				$	%	$	%
Ukraine	246	44	–	290	18	298	17
Serbia	233	35	–	268	17	275	15
Indonesia	94	147	–	241	15	110	6
Saudi Arabia	143	–	–	143	9	163	9
Uruguay	–	–	103	103	7	115	6
Pakistan	61	–	–	61	4	64	4
China	55	–	–	55	3	71	4
Dominican Republic	31	–	22	53	3	70	4
Egypt	53	–	–	53	3	63	3
Other	274	20	11	305	19	574	32
Total	$1,190	$246	$136	$1,572	100	$1,803	100

The sovereign loans and guarantees portfolio decreased by $231 million or 13% from 2011, primarily due to write-offs of loans with Ivory Coast and the Democratic Republic of Congo totalling $175 million which also contributed to the decline of the non-investment grade exposure from 72% in 2011 to 57% in 2012.

Allowance for Losses on Loans, Loan Commitments and Guarantees

The total allowance for losses on loans, loan commitments and guarantees was $1,350 million at the end of 2012, a decrease of $577 million from the 2011 allowance of $1,927 million.

The key components impacting the allowance in 2012 were as follows:

▶ write-offs of impaired loans – reduction $212 million;

▶  changes in the portfolio composition – reduction $162  million;

▶  updates made to the probability of default rates – reduction  $156 million;

▶  update to loss given default assumption – reduction $63  million;

▶  updates to collateral values – increase $75 million.

In 2012, we wrote off loans to 29 commercial borrowers with the largest financial impacts mainly related to the aerospace and financial institutions sectors. Net income in 2012 was not significantly impacted as the allowance was adequate to cover the majority of the losses.

Changes in the composition of our financing portfolio impacted the allowance since the decrease in the allowance as a result of loan repayments exceeded the additional allowance required due to disbursements and new loan commitments. In 2012, we signed several large investment grade transactions which attracted lower allowances. Also, similar to 2010 and 2011, activity within our secured aerospace portfolio contributed to this reduction in allowance. For this portfolio, we reduce the exposure on secured loans by the value of the collateral held before determining an allowance on the remaining exposure. The collateral values for new aircraft financed are higher than the loan values; therefore, disbursements on new aircraft generally do not attract an allowance. Over the term of the loan the collateral values are adjusted to reflect the age of the aircraft and other market conditions. As the collateral values fall below the loan value, additional allowances are required. Partial repayments on loans secured by aircraft decrease our exposure without impacting collateral values and consequently decrease the allowance required.

EDC Annual Report 2012 | 55

MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2011, EDC initiated a multi-year project to develop an internal credit risk rating system that measures obligor and transaction risks. Based on this new system, in 2012, we changed our probability of default assumptions in our allowance calculation. The updated probability of default rates were generated by a new credit risk rating tool that uses external historical experience to generate default tables. In prior years, default rates were based on a weighted average of Moody’s and Standard & Poor’s default tables. The impact of updating the probability of default rates was a provision reversal of $156 million of which $93 million represents a change in accounting estimate as it relates to the difference between using our new tool and the approach from prior years.

Also, in June 2012, we updated the loss given default assumption in our collective allowance calculation for our commercial unsecured and sovereign portfolios. The reduction in our assumption was based on a review of the historical loss rate of our portfolio. The impact of updating the loss given default assumptions was a provision reversal of $63 million of which $53 million represents a change in accounting estimate as it relates to the difference between using the updated assumption and the prior assumption as at December 31, 2012.

The total allowance as a percentage of our total loan portfolio exposure at the end of 2012 decreased from 4.4% to 2.7% mainly as a result of the reduction in the allowance related to changes in portfolio composition and updates to independent variables.

Components of the Allowance

(in millions of Canadian dollars)	2012	2011
Base allowance	939	1,314
Counterparty concentration	97	104
Total collective allowance	1,036	1,418
Allowance for individually impaired loans, loan commitments and guarantees	314	509
Total allowance for losses on loans, loan commitments and guarantees	$1,350	$1,927

For a breakdown of the collective allowance for losses on loans, loan commitments and guarantees by industry of risk, refer to Table 8 in Supplemental Information.

Base Allowance

We classify our performing exposure into categories based on obligor credit rating, industry of risk for commercial obligors and whether the exposure is secured. For secured portfolios, the exposure for each obligor is reduced by the fair value of collateral adjusted for estimated repossession costs. Based on these exposure categories we determine the appropriate base allowance. Loss given default is determined based on historical loan loss rates and by management estimates for each of our exposure categories and default rates are based on an internally developed standard probability of default rate table.

Allowance Overlays

In addition to the base allowance, we add overlays as required to the collective allowance. A concentration overlay is added to reflect the additional risk that we assume when our exposure to a specific counterparty is over a certain threshold. Market overlays are also established to take into consideration that current financial uncertainties are not always reflected in current credit ratings. The overlays are more fully explained in the following sections.

Counterparty Concentration Overlay

A concentration component is added to adequately provision for sovereign and commercial counterparties whose level of exposure is deemed by management to represent an increased amount of risk. A counterparty whose exposure exceeds 10% of our equity based on the previous year’s audited financial statements will attract a concentration component calculated on the portion of exposure over the threshold. The allowance on this portion of exposure is calculated on the same basis as the base allowance for that counterparty.

We had a concentration overlay of $97 million at the end of 2012 compared to $104 million a year earlier. The decrease is mainly due to a higher threshold in 2012 as a result of the increase in retained earnings in 2011. Obligors within the aerospace sector comprise 96% of the concentration overlay (2011 – 98% aerospace).

Market Overlays

Market overlays are added to our allowance as required to reflect the risk that the impact of recent economic events is not fully captured in current credit ratings. At the end of 2012, we determined that the current credit ratings appropriately captured the risk in the economy, and thus no market overlays were required.

Individual Allowances

We establish allowances for individually impaired loans, loan commitments and loan guarantees to recognize impairment losses. Individual allowances decreased from $509 million in 2011 to $314 million in 2012. This was primarily due to the large amount of loan write-offs in 2012 as previously discussed on page 55.

56 | Adapting to the New Reality

INVESTMENTS

EDC plays a valuable role in helping Canadian companies access capital and financing. We maintain a portfolio of investments focused on promising Canadian late-stage start-ups or established small and mid-sized entities to aid these companies in growing and expanding beyond the Canadian border. In addition, we invest offshore with an emphasis on emerging markets where such investments can serve to facilitate the connection of Canadian business activity into international markets. Our investments are made both directly into Canadian businesses and into funds which in turn invest in Canadian or international businesses. With the goal of growing Canadian exporters and facilitating foreign business connections, investments are normally held for periods greater than five years. Divestitures are generally made through the sale of our investment interests to third parties or through listing on public markets.

Consistent with our business goal of growing investments, our exposure increased by $178 million to $846 million in 2012 largely as a result of new commitments. During the year, we signed an additional $230 million of investment arrangements (2011 – $62 million).

Refer to Table 9 in Supplemental Information for a breakdown of exposure for our investments.

EQUIPMENT AVAILABLE FOR LEASE

Equipment available for lease consists of aircraft that were returned to us because of default under the related obligors’ loan agreements. While it is not EDC’s intent in the ordinary course of business to act as a lessor, we do engage in leasing activities for asset management purposes to maximize recoveries on returned aircraft and minimize potential losses. Our current portfolio consists of 54 aircraft and two spare engines with a carrying value of $525 million (2011 – 19 aircraft and one airframe with a carrying value of $55 million). The increase in 2012 was mainly the result of 34 aircraft and two spare engines being returned to us by two impaired obligors. Within this portfolio 32 aircraft are currently on lease with six lessees in seven countries, including four within emerging markets. Of the remaining 22 aircraft and two spare engines, 8 aircraft are idle and available for lease and the balance are contracted to be out on lease in 2013. The existing lease terms range from 8 to 95 months with contracted monthly lease payments ranging between $60 thousand and $128 thousand (2011 – 12 to 60 months and $60 thousand to $75 thousand).

AIRCRAFT UNDER FINANCE LEASES

We have 13 aircraft on long-term lease with one obligor in the aerospace industry in the United States. These aircraft were returned to us as a result of loan defaults by this obligor. Under the terms of a restructuring agreement, these aircraft were subsequently leased back to this obligor and classified as finance leases. Our gross investment in these finance leases is $96 million (2011 – $115 million). This exposure is below investment grade.

INSURANCE PORTFOLIO

Credit insurance facilitates export growth by mitigating risk; providing companies with the confidence to do business abroad knowing that their receivables will be paid should their buyer default on payment. It also enhances their cash flow as banks are generally comfortable providing additional support when their customers’ foreign receivables are insured.

Financial institutions insurance provides coverage to Canadian banks for foreign bank and foreign buyer counterparty risk in trade transactions in favour of Canadian exporters.

EDC’s bonding products are delivered through partnerships with banks and surety companies. Our performance security and surety bond products are used by exporters primarily to guarantee their contract performance, which helps free up working capital. Our partnerships with banks and surety companies help them mitigate their risks and make it easier for exporters to obtain the coverage they need. We provide contract frustration insurance coverage to protect against commercial and political risks resulting from buyer non-payment associated with a specific contract.

As companies diversify their supply and distribution networks and expand into new markets, they are often exposed to political risks that can result in significant losses. This is particularly true of emerging markets, where political events could adversely impact a company’s foreign operations. EDC’s political risk insurance provides peace of mind to companies and their financial intermediaries that, when faced with such risks, their assets will be protected, enabling them to take advantage of export and investment opportunities in emerging markets.

The assistance that EDC provides to our policyholders within our four primary insurance programs is counted in various ways. Under the credit insurance and financial institutions insurance programs, the policyholder declares their sales volume to entities covered by their policy. These declarations are counted as business facilitated for this program. Within our contract insurance and bonding program, a facility is established and the policyholder makes requests for cover to initiate specific coverage. These requests represent business facilitated by EDC. As transactions are signed within our political risk insurance program, they are also counted as business facilitated.

In addition to directly underwriting insurance policies, we assume exposure from other insurers to fulfill our mandate to support Canadian exporters. We also cede reinsurance to other insurance companies to mitigate our risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large exposures.

EDC Annual Report 2012 | 57

MANAGEMENT’S DISCUSSION AND ANALYSIS

Contingent Liabilities under the Insurance Program

Our liability associated with outstanding insurance policies and guarantees at year end is referred to as contingent liabilities in the notes to our financial statements and is also referred to as exposure under the insurance programs throughout the management’s discussion and analysis section of this annual report.

Contingent liabilities under insurance policies and guarantees totalled $21,532 million at the end of 2012, a decrease of 16% from 2011. Reduced exposure within the financial institutions program was the main driver of the decline.

Credit Insurance Program

Contingent liabilities under the credit insurance program totalled $7,750 million at the end of 2012 , consistent with the 2011 level of $7,804. Although we have seen a 14% decline in business facilitated, there will not necessarily be a corresponding change in exposure due to policy liability limits.

(in millions of Canadian dollars)	2012 Exposure		2011 Exposure
Industry	$	%	$	%
Extractive	2,308	30	2,177	28
Resources	1,650	21	1,730	22
Transportation	1,198	16	1,114	14
Information and communication technology	1,019	13	1,262	16
Light manufacturing	948	12	1,001	13
Infrastructure and environment	627	8	520	7
Total	$7,750	100	$7,804	100

Financial Institutions Insurance

Contingent liabilities for financial institutions insurance totalled $4,118 million in 2012 (2011 – $6,969). The decrease in this program from 2011 is the result of a change in program offering coupled with decreased demand in some of the emerging markets, particularly China.

Contract Insurance and Bonding

As we emerge from the crisis period, our contingent liability in the contract insurance and bonding program is impacted by sureties’ decreased need for reinsurance from EDC due to stronger appetite for risk in the U.S. and less need for coverage from some of our larger policyholders. The result was a decline to $8,161 million at the end of 2012 from the 2011 contingent liability of $9,191 million.

Within our contract insurance and bonding program 96% of our exposure is located in the United States and Canada (2011 – 94%).
Political Risk Insurance

At the end of 2012 the contingent liability for political risk insurance totalled $1,503 million (2011 – $1,768). Decreased exposure on one large policy is the main factor responsible for the decline from 2011.

58 | Adapting to the New Reality

Claims

(in millions of Canadian dollars)	2012	2011
Claims paid	358	55
Claims recovered	(22)	(40)
Net claims	$336	$15

Claim payments totalled $358 million in 2012 and were comprised of 970 claims related to losses in 71 countries (2011 – 1,062 claims in 63 countries). As previously mentioned we had a $300 million claim charge in our political risk insurance program in 2012 in the Middle East region. In 2011, the largest concentration of claim payments was in North America.

In 2012 we recovered $24 million in total (2011 – $43 million) of which $2 million was disbursed to exporters (2011 – $3 million).

Claims Paid by Exporters’ Insured Sector

(in millions of Canadian dollars)		2012		2011
	$	%	$	%
Extractive	309	87	3	6
Resources	14	4	15	27
Information and communication technology	12	3	9	16
Infrastructure and environment	11	3	14	26
Light manufacturing	8	2	10	18
Transportation	4	1	3	6
Financial institutions	–	–	1	1
Claims paid	$358	100	$55	100

During 2012, there were 1,563 claims submitted to EDC for consideration, compared to the 1,722 claims submitted in 2011.

At the end of 2012, the value of claims requests that were still under consideration was $11 million (2011 – $315 million).

For a breakdown of claims by size concentration, refer to Table 10 in Supplemental Information.

Policy and Claims Liabilities

At the end of 2012, the policy and claims liabilities were $583 million. The liability net of the reinsurers’ share was $493 million, a decrease of $253 million from 2011. Contributing to the decline was the impact of changes in portfolio composition in addition to the $300 million claim charge in our political risk program that was identified in 2011.

Changes in portfolio composition also impacted the calculation for potential claims on insurance policies that we have ceded to reinsurance companies, reducing the amount to $90 million from $129 million in 2011. This amount, recorded as an asset on the consolidated statement of financial position, represents the reinsurers’ share of our policy and claims liabilities and is also included in our policy and claims liabilities. If we were required to pay out a claim on these policies we could recover from the reinsurer depending on the terms of the agreement.

Due to the factors discussed above, the net policy and claims liabilities as a percentage of the contingent liability related to insurance policies and guarantees fell to 2.3% in 2012 compared to 2.9% in 2011.

EDC Annual Report 2012 | 59

MANAGEMENT’S DISCUSSION AND ANALYSIS

As permitted by International Financial Reporting Standard 7 – Financial Instruments: Disclosures, we have displayed certain parts of our Management’s Discussion and Analysis which discuss the nature, extent and management of credit, liquidity and market risks in a green font. These disclosures form an integral part of our audited Consolidated Financial Statements for the year end December 31, 2012.

MARKETABLE SECURITIES AND DERIVATIVE INSTRUMENTS

The Department of Finance sets out guidelines that define the minimum acceptable counterparty credit rating pertaining to our marketable securities and derivative instruments. In addition, we have policies which are reviewed periodically, and procedures that establish credit limits for each counterparty, which are reviewed by management no less than annually. These policies and procedures are designed to limit and manage the credit risk associated with these financial instruments.

Our interest-bearing deposits and marketable securities portfolio expose us to the risk that the deposit-taking institutions or counterparty will not repay us in accordance with contractual terms. Our potential deposit and marketable securities credit exposure is represented by the carrying value of the financial instruments.

The following table provides a breakdown, by credit rating and term to maturity, of our deposits and marketable securities credit exposure:

(in millions of Canadian dollars)
	Remaining term to maturity			2012	2011
Credit rating	Under 1 year	1 to 3 years	Over 3 years	Exposure	Exposure
AAA	1,344	787	1,230	3,361	3,169
AA	–	–	10	10	15
AA-	436	21	–	457	453
A+	308	6	8	322	130
A	–	–	–	–	15
A-	26	22	–	48	82
BBB+	38	–	–	38	22
Total	$2,152	$836	$1,248	$4,236	$3,886

Derivatives expose us to the risk that the counterparty will not repay us in accordance with contractual terms. Our potential derivative credit exposure is represented by the replacement cost of contracts that have a positive fair value. For a more in-depth discussion on the use of derivative instruments, refer to the section on derivative instruments (see page 69).

All swaps are transacted with high credit quality financial institutions. We operate a collateral program to mitigate credit exposure related to swaps used to hedge risk within our funding program. As market rates move between the settlement date and maturity date of the swap, the financial instrument attains value such that to terminate the swap early, one counterparty would need to make a payment to the other to compensate for the movement in rates. In order to mitigate the credit risk, we often enter into collateral agreements with financial institutions with whom we undertake swap transactions. Under the terms of the swap agreements, when the credit exposure surpasses an agreed upon threshold, collateral in the form of government securities is posted with an independent third party by our swap counterparty. At the end of December 2012, $979 million was posted as collateral by our counterparties to mitigate credit risk associated with swap agreements.

The following table provides a breakdown, by credit rating and term to maturity, of our derivative credit exposure and how it is offset against exposure netting amounts and collateral held. Exposure netting amounts represent derivative contracts where there is an agreement with the counterparty (netting agreement) that allows us to offset the counterparty’s derivative credit exposure to us against our credit exposure to that same counterparty. After applying both exposure netting and collateral held our net exposure is $335 million (2011 – $643 million).

60 | Adapting to the New Reality

(in millions of Canadian dollars)
	Remaining term to maturity			Gross	Exposure	Collateral	2012 Net	2011 Net
Credit rating	Under 1 year	1 to 3 years	Over 3 years	exposure	netting*	held	exposure	exposure
AA-	62	601	335	998	(31)	(703)	264	459
A+	18	50	51	119	(7)	(66)	46	94
A	25	51	26	102	–	(89)	13	25
A-	–	34	81	115	–	(98)	17	61
BBB+	–	11	–	11	–	(14)	(3)	(3)
BBB	–	7	–	7	–	(9)	(2)	7
Total	$105	$754	$493	$1,352	$(38)	$(979)	$335	$643

* As a result of netting agreements.

Credit risk for marketable securities and derivative instruments is reported on a quarterly basis to the Asset Liability Management Committee and to the Risk Management Committee of the Board.

Capital Management

Our capital management framework ensures that we are appropriately capitalized and that our capital position is identified, measured, managed, and regularly reported to the Board. Being appropriately capitalized has allowed us to fulfill our mandate and sustain continued risk capacity for Canadian exporters and investors despite a more challenging credit environment.

We target a level of capitalization sufficient to cover potential losses consistent with a rating standard of AA. This solvency standard aligns with that of leading financial institutions and with the key principles of financial self-sufficiency.

We define capital supply as the sum of total equity and allowances, as determined in accordance with IFRS. We quantify demand for capital arising from credit, market, operational and business risks using methodologies that are generally consistent with Basel II standards. Capital adequacy is determined by comparing supply of capital to demand for capital.

We measure and report changes to capital supply, capital demand and its implied solvency rating to executive management monthly. These capital measures are reported to the Board quarterly together with forward looking stress tests which model the potential impact on capital of portfolio migration and other key risk events.

(in millions of Canadian dollars)	2012	2011
Demand for capital
Credit risk	6,391	6,598
Market risk	799	1,055
Operational risk	378	390
Business risk	–	228
Strategic risk	–	542
Total demand for capital	$7,568	$8,813
Supply of capital	$10,820	$10,836
EDC implied solvency rating	AAA	AAA

Our capital is first and foremost available to support Canadian exporters and investors for the benefit of Canada. While it is our intention to fully utilize our capital in support of our mandate there may be situations in which the Board of Directors may wish to authorize a dividend payment. As such our Capital Adequacy Policy includes a dividend methodology to guide the Board of Directors in determining a potential dividend amount.

In 2012 the Capital Adequacy Policy was updated to reflect the removal of strategic risk capital from the demand calculation. Strategic risk was designated for facilitating higher risk business opportunities outside of our typical operational norm. Due to its unallocated nature, the strategic risk component was removed when EDC revised its dividend methodology. Instead, demand for specifically allocated capital is now a component of our eligible dividend methodology along with a standard set of stress tests and a foreign exchange sensitivity.

At the end of December 2012, the capital demand for business risk was reduced to zero. Business risk is a proxy for volatility in our net income on a monthly basis over a five-year period. Our monthly net income has become more stable over this period, such that the demand for capital for business risk has now fallen to zero.

We strive to ensure that our risk and capital management policies are aligned with industry standards and are appropriately sophisticated relative to our risk profile and business operations.

EDC Annual Report 2012 | 61

MANAGEMENT’S DISCUSSION AND ANALYSIS

Off Balance Sheet Arrangements

In the normal course of business, we engage in a variety of transactions with special purpose entities (SPEs). SPEs are generally created for a single purpose, have a limited lifespan and are used for risk management, legal, or taxation reasons to hold specific assets for its benefactors. These transactions are generally undertaken for risk, capital and funding management purposes that benefit our clients. In accordance with IFRS, those SPEs where we are not exposed, or have rights, to variable returns from our involvement with the SPE and do not have decision-making power to affect the returns of the SPE, have not been consolidated on our statement of financial position.

In certain financing transactions, SPEs are used to securitize assets and are typically highly debt-leveraged and, in certain circumstances, equity guarantees may also be used. EDC may also use SPEs to hold assets that have been foreclosed upon and cannot be held directly for legal or taxation reasons, typically for foreclosed assets in foreign countries.

Financial Instruments

Given the nature of our business, our assets and liabilities are substantially composed of financial instruments. Financial instrument assets include cash resources, securities, investments, loans and recoverable insurance claims, while financial instrument liabilities include accounts payable, loans and loan guarantees. We also use a variety of derivative instruments including interest rate swaps, cross currency interest rate swaps, foreign exchange swaps, foreign exchange forwards, non-deliverable forwards, non-deliverable foreign exchange swaps and credit default swaps.

In accordance with IFRS, the majority of financial instruments are recognized on the statement of financial position at their fair value. These financial instruments include marketable securities at fair value through profit or loss, investments at fair value through profit or loss, derivative instruments and loans payable designated at fair value through profit or loss. Note 2 of the consolidated financial statements outlines the accounting treatment for our financial instruments while Note 28 provides details of how their fair values are determined.

We use derivatives to manage interest rate risk, foreign exchange risk and credit risk. These derivatives are only contracted with creditworthy counterparties in accordance with policies established in the Risk Management Office and approved by our Board of Directors. Both our internal policies and guidelines and those set by the Minister of Finance limit our use of derivatives. We do not use derivatives for speculative purposes. We manage our exposure to derivative counterparty credit risk by contracting only with creditworthy counterparties, and in certain cases entering into collateral agreements with those counterparties. For further discussion on our risk management framework, refer to the Risk Management discussion on the following pages.

62  |  Adapting to the New Reality

Pierre Gignac SVP and Chief Risk Officer, Enterprise Risk Management

RISK MANAGEMENT

“Risk Management at EDC took on a new, expanded look in 2012 as the traditional risk management functions of credit risk, market risk and capital management were brought together with EDC’s Legal and Corporate Security departments under the newly formed Enterprise Risk Management Office. I was tasked with heading up this new group in its inaugural year. Given the continued uncertainty in global financial markets, the timing was ideal to bring a new, enterprise-wide focus to risk management, facilitated by strong involvement by EDC’s Board of Directors.”

A continued focus by global financial markets on slow economic growth and uncertainty, as well as impending regulatory change led to retrenchment in the lending space by many financial institutions during 2012. This meant a shift in the financial intermediation role for EDC toward areas of small to medium sized businesses (an area of focus for EDC), corporate revolvers (as foreign banks in Canada exited the space) and large project financings (as major bank lenders retreated from the space). In contrast, EDC’s insurance underwriting volumes declined in 2012 as several large corporate customers increased their own risk appetite and elected to self insure.

EDC also encountered some challenges in its loan portfolio, particularly in the aerospace sector as the bankruptcy filings of American Airlines, Inc., Pinnacle Airlines, Inc. and Hawker Beechcraft, Inc., among others, ran their course. As well, EDC had the largest political risk insurance (PRI) claim charge in its history as a result of the turmoil in North Africa and the Middle East. Despite this, credit portfolios on the whole are now relatively healthy.

Much progress was made in the continued effort to keep pace with leading practice in risk management as EDC added resources and focus to the areas of internally generated risk ratings, stress testing and Enterprise Risk Management (ERM).

EDC engaged the services of a large global consulting firm to perform a “pulse check” on our ERM process and assist us in elevating the practice to better suit an institution of our size and complexity. This has led to the development of a road map toward an overarching Enterprise Risk Management framework, which is under development during 2013. EDC also conducted a more robust macro stress testing exercise in 2012, stress testing our capital adequacy and income based on pre-set macro-economic scenarios. This will be further expanded in 2013.

We also continued the rollout of our new internally modelled credit rating system, which will allow EDC to model probability of default (PD) and loss given default (LGD) ratings for the majority of our loan and guarantee exposures. A multi-year project, implementation of this system will be completed during 2013.

Risk Management continues to be a key point of focus at EDC as we attempt to balance our mandate to facilitate and create trade for Canada with the financial sustainability that allows us to continue to carry out this mandate for many years to come.

EDC Annual Report 2012 | 63

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk Management Overview

Our business activities expose us to a wide variety of risks including credit, market, operational, organizational and business risks. Our ability to manage these risks is a key competency within the organization, and is supported by a strong risk culture and an effective risk management approach. We manage our risks by seeking to ensure that business activities and transactions provide an appropriate balance of return for the risks assumed and remain within our risk tolerance.

Our Risk Management practice sets out the major risk categories and identifies and defines a broad number of risks to which our businesses and operations could be exposed. This gives us an overall view of all potential risks faced by EDC; and forms the foundation for appropriate risk oversight processes, communication and reporting.

Risk identification and measurement are important elements of our Risk Management practice. We have enterprise-wide methodologies, models and techniques in place to measure both the quantitative and qualitative aspects of risks, appropriate for the various types of risks we face. These methodologies, models and techniques are subject to periodic assessment and review for appropriateness and reliability. Through an annual risk survey, involving interviews with management, we are able to identify and proactively address emerging risks and opportunities.

We also use techniques such as sensitivity analysis and stress testing to help ensure that the risks remain within our risk tolerance and that our capital is adequate to cover those risks. Our stress testing program includes evaluation of the potential effects of severe but plausible economic and market scenarios on our risk profile.

We continue to build upon our risk management foundation and strive for continuous improvement. Efforts are currently underway to enhance our risk management infrastructure, processes and capabilities. We believe that the steps we have taken and the initiatives we continue to pursue position us to successfully execute on our business strategy.

Portfolio Risk Profile

While EDC follows leading risk management practice, we generally assume more risk than a typical financial institution due to our mandate. We take on larger single counterparty exposures and larger concentration exposures by sector than other financial institutions, most notably in the transportation and extractive sectors which lead Canadian exports.

Despite significant commitments to investment grade borrowers in 2012, the vast majority of EDC’s risk profile, as determined by capital demand for credit risk, emanates from the sub-investment grade space. As can be seen in the chart below, although only 47% of EDC’s loan portfolio is sub-investment grade, 90% of capital demand (credit risk) is attributable to this category of obligor.

(in billions of Canadian dollars)	Notional exposure	% of total	Demand for capital (credit risk)	% of total
Investment grade	24.6	53	0.5	10
Sub-investment grade	22.2	47	4.7	90
Total	$46.8	100	$5.2	100

EDC’s large exposure concentrations reflect the significance of the sectors noted above to Canada’s economy and EDC’s mandate to help Canadian exporters. In order to mitigate this risk, EDC carries a large capital base and conducts a semi-annual stress testing exercise to test its resilience to downside event risk.

64  |  Adapting to the New Reality

Risk Governance Structure

Our risk governance structure emphasizes and balances strong central oversight and control of risk with clear accountability for, and ownership of, risk within each business unit. This structure supports the flow of information between the business units, the members of the Executive Team, who represent each significant business unit and corporate oversight function, the President and Chief Executive Officer (CEO), and the Board of Directors.

Board and its Committees

Board of Directors

The Board of Directors (the Board) provides oversight and carries out its mandate with respect to risk and capital management through the Risk Management Committee of the Board and the Audit Committee of the Board. The Board maintains overall responsibility for approval of (i) risk management and accounting policies and (ii) our Code of Business Ethics and Code of Conduct and (iii) the Environmental Review Directive. The Board also maintains oversight responsibilities for the management of the credit, market and other enterprise risks of the Corporation, as well as oversight of the appropriateness of internal control systems and policies governing Corporate Social Responsibility.

Risk Management Committee of the Board

This Committee assists the Board in fulfilling its oversight responsibilities with respect to the prudent management of our capital structure, including the management of the credit, market and other enterprise risks of the Corporation.

Audit Committee of the Board

This Committee assists the Board in fulfilling its oversight responsibilities with respect to our standards of integrity and behaviour, financial reporting and internal control systems. The Audit Committee also monitors our corporate compliance program.

Key Risk Committees

Executive Management Team

The Executive Management team, led by the President and CEO and including the executives reporting directly to the President and CEO, has primary responsibility for the management of our risks, standards of integrity and behaviour, financial reporting and internal control systems. The Executive Management team undertakes this responsibility through various management oversight committees, by ensuring an appropriate organizational structure and governing policies are in place and through independent validation by audit.

Management Risk Management Committee

This Committee provides an independent endorsement as to the acceptability of certain credit commitments and acts as the authority for recommending risk policies to the Board for approval and establishing internal risk management policies and procedures.

Asset Liability Management Committee

This Committee acts as authority for recommending Market Risk Management policies to the Board for approval and ensuring that policies are supported by appropriate procedures and practices for the measurement, management and reporting of market risk. In addition, the Committee ensures that market risk positions are managed within policy limits and addresses such risk practices as diversification requirements and reporting and monitoring of guidelines.

Risk Transfer Committee

This Committee acts as authority to endorse recommendations for certain risk transfer activities for portfolio management purposes.

Key Risk Management Groups

Enterprise Risk Management (ERM) Group

The ERM Group is headed by the SVP and Chief Risk Officer, Enterprise Risk Management, and provides independent oversight and governance with respect to risk identification, measurement, control, monitoring and reporting. The Risk Management Office (RMO) as part of the ERM Group works with the business segments and other corporate oversight groups to establish policies, standards, and limits that align with EDC’s risk tolerance and monitors and reports on existing and emerging risks and compliance with EDC’s risk tolerance. The RMO provides a framework for relating risks to capital requirements through capital modeling and stress testing practices and helps determine EDC’s capital adequacy requirements.

EDC Annual Report 2012 | 65

MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate Finance and Control (CFC)

CFC is responsible for financial planning, accounting and financial reporting. CFC ensures that appropriate controls exist to ensure complete and accurate financial reporting.

Internal Audit (IA)

IA independently monitors and reports on the effectiveness, adequacy and sustainability of business processes, risk management processes and related internal controls used by management to achieve our business objectives. All activities of the organization are within the scope of the internal audit group’s responsibility. IA uses a risk-based audit methodology that is reflective of the Institute of Internal Auditors standards, incorporates Enterprise Risk Management and includes input from management.

Business Units

Business units are accountable for management and control of significant risks to which they are exposed. Business units work in partnership with the RMO to ensure that credit and market risks arising from their business are managed within approved limits as set out in risk policies.

Credit Risk Management

Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. We are exposed to credit risk under our loans and insurance programs and treasury activities.

We manage credit risk in the organization through policy requirements, established authorities and limits, mitigation activities and reporting. Our credit risk policies set out our requirements on credit granting, concentration, counterparty and country limits, risk rating, exposure measurement, monitoring and review, portfolio management and risk transfer, as well as management and Board reporting.

Credit Granting

We deliver our products and services through sector-based business teams grouped under insurance or financing. The business teams are responsible for the proper due diligence associated with each credit commitment. Every credit commitment requires recommendation and approval. Credit commitments in excess of certain thresholds also require independent endorsement or co-authorization by the RMO or the Management Risk Management Committee. The purpose of endorsement or co-authorization is to ensure that all relevant, tangible risks in the proposed credit commitment have been identified, assessed and mitigated where possible. The credit rating of a transaction and/or the dollar amount of exposure at risk determines whether involvement is required by the Management Risk Management Committee or the RMO. All transactions above U.S. $300 million require authorization by the Board. However, this threshold can be reduced to as low as U.S. $200 million for transactions with lower credit quality. Our credit approval process includes early involvement of a senior management committee in the transaction review process and more integrated engagement on transactions between our risk management, underwriting and business development professionals.

Our approval responsibilities are governed by delegated authorities. The Board in effect delegates specific transactional approval authorities to the CEO. Onward delegation of authority by the CEO to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels. The criteria whereby these authorities may be further delegated throughout the organization, as well as the requirements relating to documentation, communication and monitoring of delegated authorities, are set out in corporate policies and standards.

We bear counterparty risk through our treasury liquidity and derivative portfolios. Treasury counterparties are analyzed and credit limits are recommended by Market Risk Management (MRM), a team within the RMO. Recommended counterparties are endorsed by either the RMO or Management Risk Management Committee. Every treasury credit commitment requires the approval of at least two individuals with delegated approval authority. All treasury credit exposures are measured on a fair value basis and compliance with policy and operational limits is measured daily. In addition, we have policies and procedures in place to limit and to manage the credit risk associated with these financial instruments and to define collateral requirements for treasury counterparties.

Concentration Limits

To ensure diversification of risks within our credit commitments, we have established risk limits in place to protect against being overly concentrated to any one country, industry sector or commercial obligor. All limits are determined based on our capital base and risk factors associated with the exposure including the obligor rating, country rating, associated collateral and EDC product type. Exposures beyond the risk limits require either Presidential approval within discretionary limits or review by the Risk Management Committee and approval of the Board.

66 | Adapting to the New Reality

Risk Ratings

In 2011, EDC initiated a multi-year project to develop an internal credit risk rating system that measures obligor and transaction risks. The implementation is following a phased-in approach and will be fully completed in 2013. This new risk rating system utilizes an 18 point rating scale to differentiate the risk of default of obligors and a 6 point rating scale to differentiate the risk of loss on transactions. While our obligor rating will be arrived at independently of external ratings for the obligor, our risk-rating methodology will include a review of those external ratings.

For those obligors not yet transitioned, we continue to use our existing process. Many of the obligor risk rating methodologies use a combination of Moody’s and/or Standard & Poor’s external ratings and/or our internal ratings based (IRB) methodologies. Some of our IRB methodologies use vendor provided credit risk analysis/ratings tools such as Moody’s Financial Analyst, Risk Advisor and RiskCalc. At the credit granting stage, all obligors are rated except for obligors with very small exposures (typically representing less than 1% of total exposure). We rate our obligors on a rating scale of between 8 and 18 credit grades depending on the product type. The obligor risk ratings are reviewed on a regular basis.

Consistent with the Basel II Advanced Internal Rating-Based approach, credit risk is measured by assigning (i) a risk rating to an obligor that is tied to a probability of default (PD). The PD describes the likelihood of a default of an obligor over a one year period, and (ii) a rating to a transaction in the form of a loss given default (LGD) estimate. The LGD estimates the percentage of dollar exposure which EDC reasonably expects to lose should a default occur on a specific transaction.

Our Economics team is responsible for establishing, monitoring and approving country risk ratings. Country risk ratings are continually reviewed to take into consideration any changes in the world environment or a specific country.

For treasury related counterparties, each counterparty must be rated by at least two external rating agencies for credit exposure of greater than one year term to maturity and at least one external rating agency for credit exposure of less than one year term to maturity. The risk rating for treasury counterparties is based on the external ratings.

Exposure Measurement

To ensure that the level of credit risk is transparent to both management and the Board, our credit exposure measurement guideline requires information reporting and comparison of the aggregated exposures within a portfolio against prescribed limits such as country, industry, and commercial obligor. We also report on approved short-term buyer limits under our accounts receivable insurance program.

Monitoring and Review

Our operating practices include ongoing monitoring of credit exposures. Specialized teams have been created to monitor and manage credit exposure within the different product lines which include monitoring of events in the country and industry of the obligor. The Credit Risk Management team within the RMO is responsible for managing the credit quality and financial performance of our portfolio of commercial loans and guarantees both at the transaction and portfolio levels. This specialized team undertakes loan reviews, assesses risk ratings and regularly monitors borrowers and the credit risk environment including research and assessment of financial, operating and industry trends. Our portfolio of credit insurance counterparties is actively monitored by our Risk Assessment and Portfolio Management team. In addition, deteriorating credits are managed by teams that specialize in restructurings, Paris Club reschedulings, claims and recoveries. Management and the Board are frequently apprised on the credit quality of the portfolio through regular reporting including detailed quarterly reporting on the breakdown of the portfolio by risk ratings, impaired obligors, loan write-offs and claims information.

Portfolio Management

The goal of portfolio management is to ensure our ability to pursue mandate related opportunities while taking into consideration the availability of financial resources and limit constraints. Management and the Board are regularly updated on our portfolio of credit exposures through quarterly compliance reporting against concentration limits. We use both primary and secondary portfolio management activities to address imbalances or excess concentrations including, but not limited to, syndication at credit origination, the sale of assets, insurance, reinsurance and hedging using credit derivatives.

We continue to make use of credit derivatives for risk mitigation purposes targeting large exposures in our loan portfolio. To address credit concentration in our insurance portfolios we engage in various risk transfer activities primarily through reinsurance and co-insurance.

Management and Board Reporting

The RMO provides timely and comprehensive risk reporting to management and the Board on major risks being assumed by or facing EDC, enabling appropriate management and oversight. This reporting includes, but is not limited to a (i) quarterly risk management report, (ii) monthly credit risk policy compliance report, (iii) monthly capital adequacy report and (iv) monthly report detailing our liquidity position. Ad-hoc risk reporting is provided to senior management and the Board as warranted for new or emerging risk issues or significant changes in our level of risk. Significant credit risk issues and action plans are tracked and reported to ensure management accountability and attention are maintained.

EDC Annual Report 2012 | 67

MANAGEMENT’S DISCUSSION AND ANALYSIS

Market Risk Management

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign exchange risk, interest rate risk and other price risk. We are exposed to potential losses as a result of movements in interest and foreign exchange rates.

Through our policies and procedures, we ensure that market risks are identified, measured, managed and regularly reported to management and the Board. Our Market Risk Management Policy sets out our requirements on interest rate and foreign exchange exposure limits, liquidity, investment, debt funding, derivatives and structured notes, management of the credit risk for treasury counterparties and management and Board reporting. The Asset Liability Management Committee, which is chaired by the Chief Financial Officer, oversees and directs the management of market risks inherent within our normal business activities. Risk oversight is provided by the MRM team within the RMO.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to potential adverse impacts on the value of financial instruments resulting from differences in the maturities or repricing dates of assets and liabilities both on and off-balance sheet, as well as from embedded optionality in those assets and liabilities.

Our interest rate risk is managed in accordance with guidelines established by the Department of Finance as well as policies set by the Board. We report interest rate risk on a quarterly basis to the Asset Liability Management Committee and to the Risk Management Committee of the Board.

Our interest rate risk policy limits are tested on a monthly basis to ensure compliance with our policy. Interest rate risk is measured by simulating the impact of a 100 basis point change on our net financing and investment income.

Interest Rate Sensitivity

The table below presents the sensitivity of the net financing and investment income and net income to a parallel 100 basis point change in interest rates given the outstanding positions as at December 31, 2012:

Interest Rate Change

(in millions of Canadian dollars)		2012		2011
	+100 Basis Points	-100 Basis Points	+100 Basis Points	-100 Basis Points
Change in net financing and investment income	(21)	21	(11)	11
Change in net income	(34)	61	(93)	92

Foreign Exchange Risk

Foreign exchange risk is the potential adverse impact on the value of financial instruments resulting from exchange rate movements. We are exposed to foreign exchange rate risk when there is a mismatch between assets and liabilities in any currency.

Our foreign exchange risk is managed in accordance with guidelines established by the Department of Finance as well as policies approved by the Board. We report our foreign exchange risk on a quarterly basis to the Asset Liability Management Committee and to the Risk Management Committee of the Board.

In addition to the guidelines and policies described above, we also have supplemental operational limits and reporting requirements. Management of foreign exchange risk is enabled through monthly risk position monitoring and reporting.

As per our policy, the potential translation loss impact to one month’s net financing and investment income (NFII) as measured by a two standard deviation change in foreign exchange rates is limited to 2.5% of projected 12 month NFII, on a consolidated Canadian dollar equivalent.

As the table below indicates, we were onside our policy as at December 31, 2012; however, at the end of 2011 we were offside. This exception occurred due to a post-closing accounting adjustment which opened a foreign exchange exposure which was immediately closed bringing our exposure to an onside position.

Foreign Exchange Positions against Limit

(in millions of Canadian dollars)	2012	2011
Limit	26	23
Position	17	26

68 | Adapting to the New Reality

The table below presents the sensitivity of net income to changes in the value of the Canadian dollar versus the other currencies we are exposed to given the outstanding positions as at December 31, 2012:

Canadian Dollar Relative to Other Currencies

(in millions of Canadian dollars)		2012		2011
	Increases by 1%	Decreases by 1%	Increases by 1%	Decreases by 1%
Change in net income	2	(2)	3	(3)

Derivative Instruments

We use a variety of derivative instruments to manage costs, returns and levels of financial risk associated with funding, investment and risk management activities. The principal purpose for which we use derivative instruments is to hedge against foreign exchange and interest rate risk. Our use of derivative instruments may include, but is not restricted to, currency and interest rate swaps, foreign exchange swaps, credit default swaps, futures and options. We do not use derivative instruments for speculative purposes.

We do not engage in the use of derivative instruments whose value and financial risks cannot be measured, monitored and managed on a timely basis. The MRM team formally reviews our derivative instrument transactions at time of inception, and on an ongoing basis to provide an independent verification on the valuation of transaction structures and of associated financial risks.

Derivative instruments are used to hedge risks by diversifying concentrated exposures. For example, we may balance the proportion of fixed to floating assets in our portfolio using interest rate swaps in order to diversify interest rate risk.

The following table indicates the fair value of our derivative instruments based upon maturity:

(in millions of Canadian dollars)	Positive	Negative	Net
Less than 1 year	105	(60)	45
1 – 3 years	754	(33)	721
Over 3 – 5 years	381	(13)	368
Over 5 years	112	(14)	98
Gross fair value of contracts	$1,352	$(120)	$1,232

Liquidity Risk Management

Liquidity risk is the risk that we would be unable to honour daily cash outflow commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. Liquidity risk arises from two sources: mismatched cash flows related to assets and liabilities and liquidity risk due to the inability to sell marketable securities in a timely and cost effective manner.

Our treasury department is responsible for our liquidity management and the MRM team is responsible for monitoring compliance with our policies and procedures. Pursuant to our risk management policies, we must maintain sufficient liquidity to meet a prescribed minimum level, based on forecasted cash requirements.

Within the overall policy framework, we manage our liquidity risk both within the overall policy limits and also within supplemental limits. The MRM team measures our position on a daily basis and provides a monthly report to senior management on our actual liquidity position against this minimum limit, as well as a quarterly report to the Risk Management Committee of the Board.

We maintain liquidity through a variety of methods:

▶

Cash and Marketable Securities: We hold cash and marketable securities to ensure that sufficient liquidity is available if required to meet forecasted cash requirements. During 2012, the average balance of cash and marketable securities was $4,015 million.

▶

Access to Commercial Paper Markets: In the course of our normal activities, our commercial paper programs provide us with the necessary liquidity to meet our cash requirements on a daily basis. During 2012, the average balance of commercial paper was $3,642 million.

EDC Annual Report 2012 | 69

MANAGEMENT’S DISCUSSION AND ANALYSIS

Investment Risk

The Investment Policy defines the investments that we may undertake in the market place by instrument type. The investment of corporate cash holdings is governed by Section 10(1.1)(h) of the Export Development Act, Section 128 of the Financial Administration Act, and the Corporation’s Investment Authorities approved by the Minister of Finance.

Debt Funding

The Export Development Act places limitations on our borrowings. The Act allows us to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the previous year’s audited financial statements.

The Minister of Finance, pursuant to the requirements of the Financial Administration Act, annually approves the borrowings of the Corporation. The Debt Funding Policy is monitored on a monthly basis and reported to management and the Board on a quarterly basis.

Contractual Obligations

In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments.

Future payments on our long-term debt and our other long-term payable over the next five years are depicted below.

We have two types of loan commitments. The first type is undisbursed amounts on signed loan agreements. The second type represents commitments we entered into, for which terms related to the transaction such as interest rate type and disbursement schedule have not yet been determined. This category includes letters of offer accepted and outstanding for loans as well as unallocated, confirmed lines of credit (LOC).

Purchase obligations include those obligations that are legally binding agreements whereby we have agreed to purchase products or services with specific minimum quantities defined as fixed, minimum or variable in price over a specified period of time.

The following table provides a summary of our future payments on contractual commitments:

(in millions of Canadian dollars)	Under 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	2012 Total	2011 Total
Long-term debt	5,843	10,820	4,883	1,496	23,042	22,857
Other long-term payable	6	13	13	30	62	68
Undisbursed loan commitments	13,382	–	–	–	13,382	9,722
Undisbursed investment commitments	110	25	57	225	417	283
Letters of offer accepted and outstanding	3,857	–	–	–	3,857	2,022
Confirmed LOC	111	–	–	–	111	410
Leases	25	57	62	430	574	600
Purchase obligations	31	9	–	–	40	36
Total	$23,365	$10,924	$5,015	$2,181	$41,485	$35,998

70 | Adapting to the New Reality

Operational Risk Management

Operational risk is defined as the risk of direct or indirect loss resulting from the organizational environment, external events, inadequate internal processes, people or systems. Operational risk includes risk to our reputation and the risk of not meeting our mandate or regulatory requirements.

Operational risk is embedded in all our activities, including the practices and controls used to manage other risks. Operational risk is difficult to measure in a complete and precise manner, given that exposure to operational risk is often implicit, bundled with other risks, or otherwise not taken on intentionally.

Operational risk is managed through our infrastructure, controls, systems and people, complemented by specialist groups focusing on enterprise-wide management of specific operational risks such as fraud, privacy, outsourcing, business disruption, as well as people and systems risks. Specific programs, policies, standards and methodologies have been developed to support the management of operational risk.

Each business unit has responsibility for the day-to-day management of operational risk. Business unit management is responsible for ensuring that appropriate procedures, internal controls and processes are established to manage operational risks and to comply with corporate policies.

Operational risks driven by the use of technology and information are actively managed through enterprise-wide technology risk and information security programs. These programs include robust threat and vulnerability assessments, as well as disciplined change management practices.

Operational risks driven by people and processes are mitigated through human resources policies and practices, and a biennial Employee Opinion Survey. This survey provides us with a mechanism to gather employee input on climate conditions that enable or inhibit key drivers of performance. These results drive action plans to build on our strengths and support corporate values.

During incidents that could disrupt our business and operations, Business Continuity Management supports the ability of senior management to continue to manage and operate their businesses, and provide customers access to products and services. Our enterprise-wide business continuity management program includes formal crisis management protocols and continuity strategies. EDC tests business continuity plans designed to respond to a broad range of potential scenarios.

We continuously seek to strengthen our commitment to Corporate Social Responsibility (CSR), which is built on five essential pillars: business ethics, the environment, transparency, community investment and organizational climate. We have made a significant investment in time and resources on all of these fronts and have made CSR a central part of our ongoing business strategy. We recognize that growth and sustainability must be addressed simultaneously and that CSR is intrinsic to achieving sustainable trade. We strive to maximize Canadian exporter growth potential, while being conscientious of the environmental impacts of our business and acting in accordance with the highest ethical standards, as well as investing in our communities and our employees.

Our mandate guidelines ensure that we continue to respond to the needs of Canadian exporters and investors while satisfying our mandate. Issues of mandate that are unique or complex are referred to an internal legal committee.

The annual risk survey with management allows us to identify a broad spectrum of risks and facilitate the escalation of concerns related to operational risks to senior management for possible action.

Internal Audit’s independent review of processes provides additional assurance that operational risks are appropriately managed.

We also maintain a corporate insurance program to provide additional protection from loss.

EDC Annual Report 2012 | 71

MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

A summary of our significant accounting policies can be found in Note 2 of our December 2012 consolidated financial statements. Judgment is required in the selection of accounting policies, and their application requires the use of estimates and assumptions to arrive at the reported carrying values of our assets and liabilities. We have established procedures to ensure that accounting policies are applied consistently and that the process for making changes to methodologies and assumptions is well controlled, and occurs in an appropriate and systematic manner. Areas where significant estimates are used include the allowance for losses on loans, loan commitments and guarantees, equipment available for lease, policy and claims liabilities, recoverable insurance claims, retirement benefit obligations and financial instruments measured at fair value. For details on our use of judgment and estimates refer to page 86 of this annual report.

Change in Accounting Standards

The International Accounting Standards Board (IASB) has issued a number of new standards and interpretations effective in coming years which are discussed in Note 2 of our consolidated financial statements. In addition, the IASB is currently working on projects related to financial instruments, insurance contracts, leases and revenue recognition. Revisions made to these standards could potentially have a significant impact on EDC’s financial statements in the coming years.

Non-IFRS Performance Measures

We use a number of financial measures to assess our performance. Some of these measures are not calculated in accordance with IFRS, and do not have standardized meanings under IFRS that would ensure consistency and comparability between companies using these measures. The following non-IFRS performance measures are referenced in this report:

Productivity Ratio (PR)

Management uses PR as a measure of EDC’s efficiency. This ratio represents administrative expenses expressed as a percentage of net revenue excluding debt relief.

Capital Adequacy

Capital adequacy is a measurement of the amount of capital required to cover the credit, market, operational and business risks we have undertaken compared to the existing capital base. See “Capital Management” section for details on the definition and calculation of capital adequacy.

Claims Ratio

The claims ratio expresses net claims incurred as a percentage of net written premium. Net claims incurred includes claims paid net of recoveries, estimated recoveries and changes in actuarial liabilities. The table below includes activities in the credit insurance program.

The actuarial change in the policy liabilities due to the impact of updated assumptions and changes in portfolio composition reduced net claims incurred in both 2012 and 2011; however, the decrease in 2012 was less significant. This has resulted in a higher claims ratio for 2012.

(in thousands of Canadian dollars)	2012	2011
Direct premiums	108,196	127,296
Reinsurance assumed	4,280	4,615
Reinsurance ceded	(6,267)	(7,310)
Net written premium	$106,209	$124,601
Net claims incurred	$4,365	$(12,070)
Claims ratio %	4.11%	(9.69)%

72  |  Adapting to the New Reality

SUPPLEMENTAL INFORMATION

Table 1: Loan Interest Yield

(in millions of Canadian dollars)	2012	2011	2010	2009	2008
Gross loans receivable:
Average performing floating rate	20,304	18,356	17,518	18,885	13,635
Average performing fixed rate	7,655	8,087	8,229	9,389	8,747
Total average performing gross loans receivable	27,959	26,443	25,747	28,274	22,382
Average carrying value on impaired loans	1,149	241	326	311	294
Total average income earning loan assets	$29,108	$26,684	$26,073	$28,585	$22,676
Loan revenue:
Performing floating rate interest	551	469	440	563	672
Performing fixed rate interest	385	425	460	561	544
Other loan revenue	180	115	104	197	139
Loan revenue	$1,116	$1,009	$1,004	$1,321	$1,355
Yields – performing loans:
Performing floating rate coupon	2.71%	2.56%	2.51%	2.98%	4.93%
Performing fixed rate coupon	5.03%	5.26%	5.59%	5.97%	6.22%
Total loan yield	3.83%	3.78%	3.85%	4.62%	5.98%

Table 2: Net Finance Margin

(in millions of Canadian dollars)	2012	2011	2010	2009	2008
Average performing loans receivable	27,959	26,443	25,747	28,274	22,382
Average carrying value on impaired loans	1,149	241	326	311	294
Average finance lease assets – aircraft	85	94	108	127	128
Average operating lease assets	169	98	266	439	430
Average marketable securities balance	3,959	3,551	3,765	4,085	2,731
Average investment portfolio balance	433	364	290	233	151
Total average income earning assets	$33,754	$30,791	$30,502	$33,469	$26,116
Financing and investment revenue:
Loan	1,116	1,009	1,004	1,321	1,355
Finance lease	6	7	8	9	9
Operating lease	17	21	32	32	43
Marketable securities	36	46	47	41	81
Investment	4	12	8	3	2
Total financing and investment revenue	1,179	1,095	1,099	1,406	1,490
Interest expense	108	93	147	381	611
Leasing and financing related expenses	32	32	53	68	43
Net financing and investment income*	$1,039	$970	$899	$957	$836
Net finance margin	3.08%	3.15%	2.95%	2.86%	3.20%

* Excludes debt relief.

EDC Annual Report 2012 | 73

MANAGEMENT’S DISCUSSION AND ANALYSIS

Table 3: Insurance Premiums and Guarantee Fees

(in millions of Canadian dollars)	2012	2011	2010	2009	2008
Credit insurance program(1):
Credit insurance business facilitated net of reinsurance	53,106	62,052	51,151	51,146	56,355
Premiums and fees earned	108	129	118	104	97
Average credit insurance premium rate %	0.20%	0.21%	0.23%	0.20%	0.17%
Financial institutions insurance program:
Financial institutions insurance business facilitated	9,295	13,914	8,324	6,037	5,124
Premiums and fees earned	18	32	27	27	20
Average financial institutions insurance premium rate %	0.19%	0.23%	0.32%	0.45%	0.39%
Contract insurance and bonding program(2):
Contract insurance and bonding average exposure	8,303	9,090	9,892	10,153	8,961
Premiums and fees earned	48	58	51	52	42
Average contract insurance and bonding premium rate %	0.58%	0.64%	0.52%	0.51%	0.47%
Political risk insurance program:
Political risk insurance average exposure	1,627	1,625	1,349	1,388	1,402
Premiums and fees earned	22	15	14	14	12
Average political risk insurance premium rate %	1.35%	0.92%	1.04%	1.01%	0.86%
Loan guarantees:
Loan guarantees average exposure	2,476	2,485	3,368	3,843	3,539
Loan guarantee fees earned	38	32	33	24	20
Average loan guarantee fee rate %	1.53%	1.29%	0.98%	0.62%	0.57%

(1) Includes $283 million of domestic business facilitated and $0.7 million of premiums in 2012 related to our temporarily expanded mandate.
(2) Includes $919 million of domestic exposure and $3.8 million of premiums in 2012 related to our temporarily expanded mandate.
Table 4: Provision for (Reversal of) Credit Losses

(in millions of Canadian dollars)	2012	2011	2010	2009	2008
Provision for (reversal of) credit losses pertaining to:
Loans	(263)	162	(234)	402	249
Loan commitments	18	(53)	(350)	1	2
Loan guarantees	(95)	16	(47)	28	95
Total provision for (reversal of) credit losses	$(340)	$125	$(631)	$431	$346

74 | Adapting to the New Reality

Table 5: Concentration of Exposure by Geographical Market

	Financing portfolio		Insurance portfolio
					Contract insurance and bonding					Marketable
(in millions of Canadian dollars)	Financing assets(1)	Commitments and guarantees(2)	Credit insurance	Financial institutions insurance	Policies		Guarantees		Political risk insurance	securities and derivative instruments (3)	2012 Exposure
Country											$	%
United States	8,267	3,970	3,619	75	180		77		–	3,395	19,583	25
Canada	4,189	4,915	348	3	1,089	(4)	6,493	(5)	–	1,401	18,438	24
Mexico	1,922	1,825	239	26	4		–		1	–	4,017	5
Brazil	2,266	433	235	430	7		–		40	–	3,411	4
Australia	1,153	1,165	144	–	1		–		–	217	2,680	4
United Kingdom	882	1,213	243	20	–		4		–	297	2,659	4
India	1,555	84	49	497	1		1		–	–	2,187	3
China	260	150	236	1,012	45		–		218	–	1,921	2
Germany	566	901	191	–	–		–		–	44	1,702	2
Saudi Arabia	529	977	18	22	6		–		–	–	1,552	2
Other(6)	9,272	4,290	2,428	2,033	127		126		1,244	234	19,754	25
Total	$30,861	$19,923	$7,750	$4,118	$1,460		$6,701		$1,503	$5,588	$77,904	100

	Financing portfolio		Insurance portfolio
					Contract insurance and bonding					Marketable
(in millions of Canadian dollars)	Financing assets(1)	Commitments and guarantees(2)	Credit insurance	Financial institutions insurance	Policies		Guarantees		Political risk insurance	securities and derivative instruments(3)	2011 Exposure
Country											$	%
United States	9,818	3,125	3,687	132	213		88		13	3,296	20,372	27
Canada	3,725	5,026	455	11	1,573	(4)	6,738	(5)	–	1,806	19,334	25
Mexico	1,773	1,208	197	8	63		1		26	–	3,276	4
China	132	36	444	1,973	87		1		212	–	2,885	4
Brazil	1,400	657	197	465	9		–		36	–	2,764	4
India	1,546	252	198	722	9		–		–	–	2,727	4
Australia	730	1,311	135	1	1		–		–	19	2,197	3
Chile	959	293	19	335	10		–		–	–	1,616	2
United Kingdom	936	99	270	167	4		4		–	89	1,569	2
Turkey	45	44	15	1,022	3		–		–	–	1,129	1
Other(6)	8,529	3,305	2,187	2,133	233		154		1,481	217	18,239	24
Total	$29,593	$15,356	$7,804	$6,969	$2,205		$6,986		$1,768	$5,427	$76,108	100

(1)	Includes gross loans receivable, investments and gross investment in aircraft under finance leases.

(2)	Includes $417 million of investment commitments (2011 – $283 million), $111 million of confirmed letters of offer (2011 – $410 million) and $2,104 million of loan guarantees (2011 – $2,740 million).

(3)	Includes amounts represented by cash and marketable securities. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.

(4)	Includes $1,045 million of surety bond insurance where the risk rests with the Canadian exporter (2011 – $1,546 million). A total of 52% of the exports insured in the surety bond program are to the United States (2011 – 58%). The balance represents exports to other countries.

(5)	Includes $6,381 million in performance security guarantees, where the risk rests with the Canadian exporter (2011 – $6,613 million). A total of 56% of the exports insured in the performance security program are to the United States (2011 – 56%). The balance represents exports to other countries.

(6)	Includes 171 countries (2011 – 175) with total exposure ranging from $0.001 million to $1,506 million (2011 – $0.001 million to $954 million).

EDC Annual Report 2012 | 75

MANAGEMENT’S DISCUSSION AND ANALYSIS

Table 6: Concentration of Exposure by Industry

	Financing portfolio		Insurance portfolio
	Financing assets(1)	Commitments and guarantees(2)	Credit insurance	Financial institutions insurance	Contract insurance and bonding		Political risk insurance	Marketable securities and derivative instruments(3)
(in millions of Canadian dollars)					Policies	Guarantees			2012 Exposure
Industry									$	%
Commercial:
Extractive	8,485	8,054	2,308	–	80	1,309	664	–	20,900	27
Aerospace	9,589	2,878	–	–	–	–	–	–	12,467	16
Infrastructure and environment	2,763	1,876	627	–	843	4,304	598	–	11,011	14
Financial institutions	1,204	272	–	4,118	–	–	–	2,105	7,699	10
Surface transportation	3,458	1,780	1,198	–	457	505	99	–	7,497	10
Information and communication technology	2,657	3,019	1,019	–	50	159	64	–	6,968	9
Light manufacturing	1,030	1,102	948	–	23	173	73	–	3,349	4
Resources	470	539	1,650	–	7	251	5	–	2,922	4
Other	15	20	–	–	–	–	–	14	49	–
Total commercial	29,671	19,540	7,750	4,118	1,460	6,701	1,503	2,119	72,862	94
Sovereign	1,190	383	–	–	–	–	–	3,469	5,042	6
Total	$30,861	$19,923	$7,750	$4,118	$1,460	$6,701	$1,503	$5,588	$77,904	100

	Financing portfolio		Insurance portfolio
(in millions of Canadian dollars)	Financing assets(1)	Commitments and guarantees(2)	Credit insurance	Financial institutions insurance	Contract insurance and bonding		Political risk insurance	Marketable securities and derivative instruments(3)
					Policies	Guarantees			2011 Exposure
Industry									$	%
Commercial:
Extractive	6,576	6,435	2,177	–	214	1,206	641	–	17,249	22
Aerospace	10,175	1,720	–	–	–	–	–	–	11,895	16
Infrastructure and environment	2,805	1,605	520	–	1,315	4,427	873	–	11,545	15
Financial institutions	1,038	609	–	6,969	–	–	–	2,136	10,752	14
Surface transportation	3,748	2,067	1,114	–	498	756	94	–	8,277	11
Information and communication technology	2,687	1,018	1,262	–	98	160	49	–	5,274	7
Resources	452	561	1,730	–	12	270	37	–	3,062	4
Light manufacturing	725	837	1,001	–	68	167	74	–	2,872	4
Other	47	40	–	–	–	–	–	14	101	–
Total commercial	28,253	14,892	7,804	6,969	2,205	6,986	1,768	2,150	71,027	93
Sovereign	1,340	464	–	–	–	–	–	3,277	5,081	7
Total	$29,593	$15,356	$7,804	$6,969	$2,205	$6,986	$1,768	$5,427	$76,108	100

(1)	Includes gross loans receivable, investments and gross investment in aircraft under finance leases.

(2)	Includes $417 million of investment commitments (2011 – $283 million), $111 million of confirmed letters of offer (2011 – $410 million) and $2,104 million of loan guarantees (2011 – $2,740 million).

(3)	Includes amounts represented by cash and marketable securities. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.

76 | Adapting to the New Reality

Table 7: Individually Impaired Loans

(in millions of Canadian dollars)	2012	2011
Sovereign
Argentina	46	46
Cuba	24	24
Iran	8	–
Ivory Coast	–	131
Democratic Republic of the Congo	–	47
Subtotal	78	248
Commercial
Aerospace	833	1,302
Infrastructure and environment	99	15
Surface transportation	37	20
Information and communication technology	33	83
Light manufacturing	26	26
Extractive	24	26
Financial institutions	23	81
Resources	7	4
Subtotal	1,082	1,557
Total impaired gross loans receivable	1,160	1,805
Less: Individual allowance	298	422
Deferred revenue and other credits	24	205
Impaired net loans receivable	$838	$1,178

Table 8:	Collective Allowance for Losses on Loans,
Loan Commitments and Guarantees

(in millions of Canadian dollars)	2012							2011
Industry of risk	Provision exposure	*	Collective allowance	Collective allowance as a percentage of provisioning exposure	Provision exposure	*	Collective allowance	Collective allowance as a percentage of provisioning exposure
Commercial:
Aerospace	10,486		476	4.5	9,815		567	5.8
Extractive	13,343		129	1.0	10,747		178	1.7
Information and communication technology	4,089		113	2.8	3,329		198	5.9
Infrastructure and environment	3,652		76	2.1	3,651		153	4.2
Light manufacturing	1,703		67	3.9	1,264		61	4.8
Other	6,823		97	1.4	7,140		170	2.4
Total commercial	40,096		958	2.4	35,946		1,327	3.7
Sovereign	1,273		78	6.1	1,359		91	6.7
Total	$41,369		$1,036	2.5	$37,305		$1,418	3.8

* Calculated using factored exposure.

As noted on page 56 of the MD&A, the total allowance as a percentage of total loan portfolio exposure at the end of 2012 was 2.7% (2011 – 4.4%).

EDC Annual Report 2012 | 77

MANAGEMENT’S DISCUSSION AND ANALYSIS

Table 9: Investments

(in millions of Canadian dollars)	Investments financing	Undisbursed commitments		2012 Exposure		2011 Exposure
Gross exposure			$	%	$	%
Domestic market	167	195	362	43	326	49
Other advanced economies	42	17	59	7	44	6
Emerging markets	220	205	425	50	298	45
Total	$429	$417	$846	100	$668	100

Table 10: Claims – Size Concentration

(in millions of Canadian dollars)				2012				2011
	$ of claims paid	Number of claims paid	$ of claims recovered	Number of claims recovered	$ of claims paid	Number of claims paid	$ of claims recovered	Number of claims recovered
$0 – $100,000	13	863	4	418	12	970	32	514
$100,001 – $1 million	27	97	8	29	21	80	2	12
Over $1 million	318	10	10	5	22	12	6	5
Total	$358	970	$22	452	$55	1,062	$40	531

78 | Adapting to the New Reality

2012 FINANCIAL REVIEW

CONSOLIDATED FINANCIAL STATEMENTS

80 **FINANCIAL REPORTING RESPONSIBILITY**
81 **INDEPENDENT AUDITOR'S REPORT**
82 **CONSOLIDATED STATEMENT OF FINANCIAL POSITION**
83 **CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME**
84 **CONSOLIDATED STATEMENT OF CHANGES IN EQUITY**
85 **CONSOLIDATED STATEMENT OF CASH FLOWS**
86 **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**

86 1. Corporate Mandate
86 2. Summary of Significant Accounting Policies
94 3. Marketable Securities
95 4. Loans Receivable
97 5. Individually Impaired Loans
98 6. Allowance for Losses on Loans, Loan Commitments and Loan Guarantees
99 7. Investments at Fair Value Through Profit or Loss
100 8. Equipment Available for Lease
101 9. Net Investment in Aircraft under Finance Leases
102 10. Recoverable Insurance Claims
103 11. Other Assets
103 12. Property, Plant and Equipment
104 13. Intangible Assets
104 14. Building under Finance Lease
105 15. Accounts Payable and Other Credits
105 16. Debt Instruments
106 17. Derivative Instruments
108 18. Debt Instrument Maturities
109 19. Policy and Claims Liabilities
109 20. Financing Commitments
110 21. Contingent Liabilities
113 22. Reinsurance Agreements
113 23. Insurance Risks
116 24. Equity
116 25. Capital Management
117 26. Interest Rate Risk
119 27. Foreign Currency Balances
120 28. Fair Value of Financial Instruments
123 29. Financial Instrument Risks
125 30. Loan Revenue
125 31. Marketable Securities Revenue
125 32. Interest Expense
125 33. Leasing and Financing Related Expenses
126 34. Provision for (Reversal of) Credit Losses
126 35. Claims-Related Expenses (Recovery)
126 36. Other Income (Expenses)
127 37. Administrative Expenses
127 38. Retirement Benefit Obligations
131 39. Related Party Transactions
131 40. Canada Account Transactions

EDC Annual Report 2012 | 79

FINANCIAL REPORTING RESPONSIBILITY

Ken Kember, Senior Vice-President and Chief Financial Officer

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with International Financial Reporting Standards appropriate in the circumstances. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. It is necessary for management to make assumptions, estimates and judgments based on information available as at the date of the financial statements. Areas where management has made significant estimates, assumptions and judgments include the determination of the control of special purpose entities, the allowance for losses on loans, loan commitments and guarantees, equipment available for lease, recoverable insurance claims, policy and claims liabilities, financial instruments measured at fair value and retirement benefit obligations. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

In support of its responsibility, management maintains financial, management control and information systems and management practices to provide reasonable assurance that the financial information is reliable, that the assets are safeguarded and that the operations are carried out effectively. We have an internal audit department whose functions include reviewing internal controls and their application, on an ongoing basis.

The Board of Directors is responsible for the management of our business and activities. In particular, it is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility through the Audit Committee of the Board, which is composed of Directors who are not employees of EDC. The Audit Committee meets with management, the internal auditors and the Auditor General of Canada on a regular basis.

Contracts which, in our opinion, involve risks in excess of that which we would normally undertake, may be entered into under the authority of the Minister of International Trade and the Minister of Finance where the Minister of International Trade considers them to be in the national interest. Funds required for such contracts are paid to EDC by the Minister of Finance out of the Consolidated Revenue Fund, and funds recovered are remitted to the Consolidated Revenue Fund, net of amounts withheld to cover related administrative expenses. These transactions, which are known as Canada Account transactions, are shown in Note 40 to our consolidated financial statements, and the responsibility of the Board of Directors for these transactions is limited to the management of the administration thereof by EDC.

The Auditor General of Canada conducts an independent audit, in accordance with Canadian generally accepted auditing standards, and expresses his opinion on the consolidated financial statements. His report is presented on the following page.

Stephen Poloz	Ken Kember
President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer
February 21, 2013

80 | Adapting to the New Reality

INDEPENDENT AUDITOR’S REPORT

TO THE MINISTER OF INTERNATIONAL TRADE

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

I have audited the accompanying consolidated financial statements of Export Development Canada, which comprise the consolidated statement of financial position as at December 31, 2012, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

MANAGEMENT’S RESPONSIBILITY FOR

THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

My responsibility is to express an opinion on these consolidated financial statements based on my audit. I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

OPINION

In my opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Export Development Canada as at December 31, 2012, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

As required by the Financial Administration Act, I report that, in my opinion, the accounting principles in International Financial Reporting Standards have been applied on a basis consistent with that of the preceding year.

Further, in my opinion, the transactions of Export Development Canada and its wholly owned subsidiary that have come to my notice during my audit of the consolidated financial statements have, in all significant respects, been in accordance with Part X of the Financial Administration Act and regulations, the Export Development Act and regulations, the by-laws of Export Development Canada, the charter and by-laws of its wholly owned subsidiary, and the directive issued pursuant to Section 89 of the Financial Administration Act.

Clyde M. MacLellan, CA

Assistant Auditor General of Canada

for the Auditor General of Canada

February 21, 2013

Ottawa, Canada

EDC Annual Report 2012 | 81

CONSOLIDATED FINANCIAL STATEMENTS

EXPORT DEVELOPMENT CANADA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at (in millions of Canadian dollars)	Dec. 31, 2012	Dec. 31, 2011
Assets
Cash	80	90
Marketable securities: (Note 3)
At fair value through profit or loss	4,082	3,720
At amortized cost	74	76
Derivative instruments (Note 17)	1,352	1,541
Loans receivable (Notes 4 and 5)	30,131	28,680
Allowance for losses on loans (Note 6)	(1,182)	(1,680)
Investments at fair value through profit or loss (Note 7)	429	385
Equipment available for lease (Note 8)	525	55
Net investment in aircraft under finance leases (Note 9)	80	92
Recoverable insurance claims (Note 10)	200	44
Reinsurers’ share of policy and claims liabilities (Note 19)	90	129
Other assets (Note 11)	99	174
Property, plant and equipment (Note 12)	66	74
Intangible assets (Note 13)	38	40
Building under finance lease (Note 14)	169	176
Total Assets	$36,233	$33,596
Liabilities and Equity
Accounts payable and other credits (Note 15)	113	159
Loans payable: (Note 16)
Designated at fair value through profit or loss	24,862	21,505
At amortized cost	1,018	2,065
Derivative instruments (Note 17)	120	178
Obligation under finance lease (Note 14)	173	177
Retirement benefit obligations (Note 38)	68	74
Allowance for losses on loan commitments (Note 6)	58	41
Policy and claims liabilities (Note 19)	583	875
Loan guarantees (Note 21)	161	266
	27,156	25,340
Financing Commitments (Note 20) and Contingent Liabilities (Note 21)
Equity
Share capital (Note 24)	1,333	1,333
Retained earnings	7,744	6,923
	9,077	8,256
Total Liabilities and Equity	$36,233	$33,596

The accompanying notes are an integral part of these consolidated financial statements.

These financial statements were approved for issuance by the Board of Directors on February 21, 2013.

John Rooney	Stephen Poloz
Director	Director
February 21, 2013

82 | Adapting to the New Reality

EXPORT DEVELOPMENT CANADA

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended December 31 (in millions of Canadian dollars)	2012	2011
Financing and investment revenue:
Loan (Note 30)	1,116	1,009
Finance lease (Note 9)	6	7
Operating lease (Note 8)	17	21
Debt relief	–	4
Marketable securities (Note 31)	36	46
Investments (Note 7)	4	12
Total financing and investment revenue	1,179	1,099
Interest expense (Note 32)	108	93
Leasing and financing related expenses (Note 33)	32	32
Net Financing and Investment Income	1,039	974
Loan Guarantee Fees	38	32
Insurance premiums and guarantee fees	204	238
Reinsurance assumed	12	13
Reinsurance ceded	(20)	(17)
Net Insurance Premiums and Guarantee Fees (Note 22)	196	234
Other Income (Expenses) (Note 36)	(16)	61
Administrative Expenses (Note 37)	314	284
Income before Provision and Claims-Related Expenses (Recovery)	943	1,017
Provision for (Reversal of) Credit Losses (Note 34)	(340)	125
Claims-Related Expenses (Recovery) (Note 35)	(38)	247
Net Income	1,321	645
Other comprehensive income	–	–
Comprehensive Income	$1,321	$645

The accompanying notes are an integral part of these consolidated financial statements.

EDC Annual Report 2012 | 83

CONSOLIDATED FINANCIAL STATEMENTS

EXPORT DEVELOPMENT CANADA

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31 (in millions of Canadian dollars)	2012	2011
Share Capital (Note 24)	1,333	1,333
Retained Earnings
Balance beginning of year	6,923	6,628
Comprehensive income	1,321	645
Dividend paid	(500)	(350)
Balance end of year	7,744	6,923
Total Equity at End of Year	$9,077	$8,256

The accompanying notes are an integral part of these consolidated financial statements.

84 | Adapting to the New Reality

EXPORT DEVELOPMENT CANADA

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended December 31 (in millions of Canadian dollars)	2012	2011
Cash Flows from (used in) Operating Activities
Comprehensive income	1,321	645
Adjustments to determine net cash from (used in) operating activities
Provision for (reversal of) credit losses	(340)	125
Actuarial change in the net allowance for claims on insurance	(233)	179
Depreciation and amortization	52	48
Changes in operating assets and liabilities
Change in accrued interest and fees receivable	(3)	20
Change in fair value of marketable securities	(11)	(47)
Change in fair value of loans payable	(47)	164
Change in derivative instruments receivable	50	174
Change in derivative instruments payable	144	(138)
Other	(195)	38
Loan receivable disbursements	(11,887)	(10,393)
Loan receivable repayments	9,232	8,735
Net cash used in operating activities	(1,917)	(450)
Cash Flows from (used in) Investing Activities
Disbursements for investments	(121)	(106)
Receipts from investments	63	29
Finance lease repayments	10	9
Purchases of marketable securities at fair value through profit or loss	(40,579)	(40,793)
Sales/maturities of marketable securities at fair value through profit or loss	40,151	40,852
Purchases of marketable securities at amortized cost	–	(869)
Sales/maturities of marketable securities at amortized cost	–	814
Distribution from investment in joint ventures	–	54
Net cash used in investing activities	(476)	(10)
Cash Flows from (used in) Financing Activities
Issue of long-term loans payable – designated at fair value through profit or loss	8,768	5,708
Repayment of long-term loans payable – designated at fair value through profit or loss	(5,943)	(6,135)
Repayment of long-term loans payable at amortized cost	(999)	–
Issue of short-term loans payable – designated at fair value through profit or loss	29,601	22,751
Repayment of short-term loans payable – designated at fair value through profit or loss	(28,650)	(21,870)
Change in derivative instruments receivable	137	296
Change in derivative instruments payable	(30)	25
Dividend paid	(500)	(350)
Net cash from financing activities	2,384	425
Effect of exchange rate changes on cash	(1)	1
Net decrease in cash	(10)	(34)
Cash
Beginning of year	90	124
End of year	$80	$90
Operating Cash Flows from Interest
Cash paid for interest on loans payable	182	156
Cash received for interest on currency swaps related to capital	65	70
Cash received for interest on loan assets and marketable securities	1,121	1,046

The accompanying notes are an integral part of these consolidated financial statements.

EDC Annual Report 2012 | 85

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Mandate

Export Development Canada (the “Corporation” or “EDC”) was established on October 1, 1969 by the Export Development Act (the “Act”), a statute of the Parliament of Canada. The Budget Implementation Act, 2009 amended the Act to expand the mandate of the Corporation for a two-year period to include domestic activities, in addition to its traditional mandate related to export trade, and the regulations governing its domestic financing and insurance activities were suspended. The period was extended to March 12, 2013. The Corporation is named in Part I of Schedule III to the Financial Administration Act (the “FA Act”) and is accountable for its affairs to Parliament through the Minister of International Trade (the “Minister”).

In September 2008, EDC, together with other federal Crown corporations, was given a directive (PC 2008-1598) pursuant to Section 89 of the FA Act, entitled Order giving a direction to parent Crown corporations involved in commercial lending to give due consideration to the personal integrity of those they lend to or provide benefits to, in accordance with the Federal Government’s policy to improve the accountability and integrity of federal institutions. The Corporation has, since, implemented the Directive and the President and Chief Executive Officer of EDC has notified the Minister in accordance with Subsection 89(6) of the FA Act.

The Government of Canada is the sole shareholder of Export Development Canada.

We incorporated Exinvest Inc. as a wholly-owned subsidiary (the “Subsidiary”) under the Canada Business Corporations Act in 1995.

Our earnings and those of our Subsidiary are not subject to the requirements of the Income Tax Act.

We are subject to a limit imposed by the Act on our contingent liability arrangements. The Act specifies that the limit applies to the principal amount owing under all outstanding arrangements which have the effect of providing, to any person, any insurance, reinsurance, indemnity or guarantee. This limit shall at no time exceed the greater of an amount equal to 10 times our authorized capital and $45.0 billion which amount may be varied in an Appropriation Act. At the end of December 2012, the amount of these contingent liabilities was $23.6 billion (2011 – $28.5 billion).

We are for all purposes an agent of Her Majesty in right of Canada. As a result, all obligations under debt instruments we issue are obligations of Canada. The Act allows us to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the previous year’s audited financial statements. The maximum applicable to December 31, 2012 is $123.8 billion (2011 – $122.7 billion), against which borrowings amounted to $25.9 billion (2011 – $23.6 billion).

2. Summary of Significant Accounting Policies

BASIS OF PRESENTATION

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The significant accounting policies used in the preparation of these consolidated financial statements are summarized on the following pages and conform in all material respects to IFRS.

BASIS OF CONSOLIDATION

Our consolidated financial statements include the assets, liabilities, results of operations and cash flows of our wholly-owned subsidiary and those special purpose entities consolidated under Standing Interpretations Committee (SIC) 12 Consolidation – Special Purpose Entities (SPE). Under SIC 12, when a reporting entity is exposed, or has rights to variable returns from its involvement with an SPE or has the ability to affect those returns through its decision-making power over the SPE, the SPE is consolidated within that entity’s financial statements. These assets are included in equipment available for lease, net investment in aircraft under finance leases and aircraft held-for-sale. Aircraft held-for-sale are included in other assets. Intercompany transactions and balances have been eliminated. We report our interests in jointly controlled entities using the equity method.

USE OF JUDGMENT, ESTIMATES AND ASSUMPTIONS

To prepare our financial statements in accordance with IFRS, it is necessary for management to exercise judgment and make use of estimates and assumptions, in applying certain accounting policies. We utilize current market data, our own historical experience and other information available to us as at the date of the financial statements in arriving at our decisions. We have established procedures to ensure that the process for determining our estimates and assumptions is well controlled and occurs in an appropriate and systematic manner.

Uncertainty is inherent in the use of estimates and assumptions and as a result, actual results may vary significantly from management’s estimates. Uncertainty arises, in part, from the use of historical experience and data at a point in time to establish our assumptions. While this data may be the most reliable basis available on which to base our assumptions, economic events may occur subsequently that render previous assumptions invalid and cause a material change to actual results.

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Areas where management has exercised judgment and made significant use of estimates and assumptions are discussed below.

NOTE 6 – ALLOWANCE FOR LOSSES ON LOANS, LOAN COMMITMENTS AND GUARANTEES

The allowance for losses on loans, loan commitments and guarantees represents management’s best estimate of probable credit losses. Management determines the allowances through the use of judgment and various assumptions based on its assessment of the impact of recent events and changes in economic conditions and trends. These estimates are reviewed periodically during the year and in detail as at the date of the financial statements.

The purpose of the collective allowance is to provide an estimate of probable incurred losses inherent in the loan portfolio that have not been identified on an individual loan basis. Management judgment is required with respect to assessment of probabilities of default, loss severity in the event of default also referred to as loss given default, review of credit quality for internally rated obligors and the value of any collateral. Management also considers the impact of economic events, industry trends and risk concentrations on the portfolio and the required allowance.

Allowances are established on an individual basis for loans, commitments and guarantees that management has determined to be impaired and/or for which losses have been incurred. When an obligor is considered impaired, we reduce the carrying value of the loan to its net realizable value. Management is required to make a number of estimates including the timing and amount of future cash flows, residual values of underlying security, as well as the initial judgment as to whether the loan is impaired or performing.

NOTE 8 – EQUIPMENT AVAILABLE FOR LEASE

When aircraft are returned to us as a result of default under the related obligors’ loan agreements, we determine their fair value using market values obtained from an independent appraiser supplemented by additional current market data and other information available to us. Judgment is involved in allocating the resulting fair value between the components of the aircraft and in establishing the remaining useful life of the components.

We review the aircraft in our leasing portfolio for impairment quarterly. Judgment as to the impact of current economic events, trends or other circumstances on the viability of our aircraft is required in determining whether impairment has occurred or has been reversed within our portfolio. If an event is judged to have impacted the carrying value of our portfolio, estimates and assumptions surrounding the recoverable amount of the aircraft are made. These include the current fair value of the aircraft, estimated cash flows to be generated from the use of the aircraft, projected future rentals and lease rates and estimated costs to sell the aircraft.

NOTE 10 – RECOVERABLE INSURANCE CLAIMS

When an insurance claim is paid, management estimates any future recovery and records it within recoverable insurance claims. The estimation process is dependent upon our assessment of the future cash flows to be realized through collection efforts made by us, the policyholder or collection agencies. The estimated recoverable amount is reviewed and adjusted on a quarterly basis.

NOTE 19 – POLICY AND CLAIMS LIABILITIES

The policy and claims liabilities are based on our estimate of future claims under the terms and conditions of our insurance policies. The actuarial valuation uses simulation techniques and is based on assumptions relevant to the insurance programs and is derived in conjunction with our own experience. Management judgment is required in estimating the variables that are part of the actuarial calculation of the policy and claims liabilities. These variables include severity of loss, loss development, frequency of claim and discount rates used. Management judgment is also used in selecting the confidence level for adverse deviation.

NOTE 28 – FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE

The majority of financial instruments are recognized on our consolidated statement of financial position at their fair value. These financial instruments include marketable securities at fair value through profit or loss, derivative instruments, investments at fair value through profit or loss and loans payable designated at fair value through profit or loss. Fair value is defined as the amount for which a financial asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Our financial instruments are categorized into one of three levels based on whether the techniques employed to value the instruments use observable or unobservable market inputs. Financial instruments categorized as Level 1 are valued using quoted market prices, thus minimal judgment or estimates are required. Those instruments categorized as Level 2 and 3 require the use of increasing levels of judgment and assumptions, including the selection of appropriate discount rates, yield curves and other inputs into our models. Refer to Note 28 for additional details on the techniques used to value our financial instruments.

NOTE 38 – RETIREMENT BENEFIT OBLIGATIONS

EDC maintains defined benefit pension plans and other benefit plans. IFRS requires that management measure the plans’ defined benefit obligations and annual costs using assumptions that are long-term in nature and reflect our best judgment and estimates. We review key assumptions on an annual basis with our actuaries using relevant experience, in conjunction with market related data. The key assumptions include expected long-term rate of return on plan assets, rate of compensation increase, the discount rate and the longevity of plan members.

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CONSOLIDATED FINANCIAL STATEMENTS

The management assumption with the greatest potential impact on our defined benefit obligation is the discount rate. The discount rate is determined by reference to the yield of a portfolio of high quality fixed income instruments (rated AA or higher), which has the same duration as the plan’s defined benefit obligation.

MARKETABLE SECURITIES

We hold marketable securities for liquidity purposes. The size and nature of our marketable securities portfolio is governed by Board approved policies. Our marketable securities are held with creditworthy counterparties that must have a minimum credit rating from an external credit rating agency of A- for all transactions.

Marketable securities held directly by EDC are recorded at fair value through profit or loss to reflect our business model for managing these instruments. We measure performance for this portfolio against appropriate benchmarks. Purchases and sales of marketable securities are recorded on the trade date and the transaction costs are expensed as incurred. Interest revenue is recorded in marketable securities revenue in the consolidated statement of comprehensive income. Realized and unrealized gains and losses on these securities are included in other income (expenses) in the consolidated statement of comprehensive income.

Marketable securities held by our subsidiary are carried at amortized cost, as the business model for managing these instruments is to collect contractual cash flows which represent the payment of principal and interest. Upon initial recognition the securities are recorded at their fair value plus any transaction costs. Subsequently, they are carried at amortized cost using the effective interest method, less any impairment losses. Interest revenue is recorded in marketable securities revenue in the consolidated statement of comprehensive income.

LOANS RECEIVABLE

Loans receivable are recorded at fair value upon initial recognition and subsequently measured at amortized cost using the effective interest method. Our loans receivable are held in order to collect contractual cash flows which represent payments of principal, interest and fees. They are derecognized when the rights to receive cash flows have expired or we have transferred substantially all the risks and rewards of ownership.

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating the interest income over the relevant period in financing and investment revenue in the consolidated statement of comprehensive income. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset. When calculating the effective interest rate, we estimate cash flows considering all contractual terms of the financial instrument (for example, prepayment options) but do not consider future credit losses. The calculation includes all fees paid or received that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

While it is generally our intention to hold performing loan assets until maturity, in some cases the loans are sold prior to maturity for risk mitigation purposes. Gains and losses on the sale of performing loans and gains on the sale of impaired loans are included in other income (expenses). Losses on sales of impaired loans are reported in the provision for (reversal of) credit losses.

LOAN GUARANTEES

In the ordinary course of business we issue loan guarantees to cover non-payment of principal, interest and fees due to banks and financial institutions providing loans to Canadian exporters or buyers of Canadian goods and services. Loan guarantees are initially recognized in the financial statements at fair value in the liability for loan guarantees. Fair value is determined to be the premium received. Subsequent to initial recognition, our liability is measured at the higher of the unamortized premiums and the allowance calculated that estimates the loss that is anticipated to be incurred as a result of satisfying our obligation under that guarantee.

Any increase in liability relating to loan guarantees is recorded in the consolidated statement of comprehensive income in the provision for (reversal of) credit losses. Guarantee fees received up-front are recognized in the consolidated statement of comprehensive income on a straight-line basis over the life of the guarantee. Guarantee fees that are received in arrears are recognized in the consolidated statement of comprehensive income on an accrual basis.

IMPAIRMENT OF FINANCIAL INSTRUMENTS

MARKETABLE SECURITIES

At the end of each reporting period, for marketable securities at amortized cost, an impairment loss is recognized when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the security to the extent that we no longer have reasonable assurance as to the timely collection of the full amount of the principal and interest. The impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate.

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LOANS RECEIVABLE

Loans that have been individually assessed to be impaired meet one or more of the following criteria which represent objective evidence of impairment:

▶	there has been a deterioration in credit quality to the extent that there is no longer reasonable assurance of the timely collection of the full amount of principal and interest; or

▶	for commercial loans, when there are payments overdue of 90 days or more, unless the loan is fully secured or collection efforts are reasonably expected to result in repayment of debt.

If there is objective evidence that an impairment loss has occurred on an individual loan, the amount of the loss is measured as the difference between the loan’s carrying amount and the present value of any estimated future cash flows discounted at the loan’s original effective interest rate. The principal portion of the carrying amount of the loan is reduced through the use of an individual allowance and any accrued unpaid contractual interest and other receivables that form part of the carrying value of the loan are reduced to zero through income.

Thereafter, interest income on individually impaired loans is recognized based on the reduced carrying value of the loan using the original effective interest rate of the loan.

When a loan is uncollectible, it is written off against the individual allowance. Such loans are written off when all collection methods have been exhausted and no further prospect of recovery is likely.

Loans are returned to performing status when it is likely that contractual payments will continue pursuant to the terms of the loan. When restructured loans containing concessions are returned to performing status, their carrying value is adjusted to reflect the original yield of the loan or the weighted average yield in the case of loan consolidations.

SOVEREIGN LOANS RECEIVABLE

In compliance with the terms of Paris Club rescheduling agreements, contractual interest maturities for individually impaired sovereign loans are included in gross loans receivable. The Paris Club is an international forum of sovereign creditors, including Canada, who agree to formally reschedule a sovereign borrower’s debt when they are experiencing financial difficulties and are unable to meet their obligations.

Sovereign loans undergoing debt rescheduling are classified as individually impaired. The resulting agreements provide for the consolidation and deferred repayment of principal and interest maturities at concessional interest rates. While impaired, we reduce the loan’s carrying value by the impact of the interest rescheduled which is included in deferred loan revenue and other credits in Notes 4 and 5. At the time the loan is returned to performing status, the carrying value of the loan is adjusted to reflect the original yield of the loan.

LOAN GUARANTEES

Loan guarantees with impaired obligors are identified using the same criteria on the underlying loan as used to assess the impairment of direct loans carried at amortized cost. When the underlying loan is individually assessed to be impaired, it is probable that a call on the guarantee will be made representing an outflow of economic benefits that would be required to settle our obligation under the guarantee. The amount of any credit loss and any subsequent changes due to the re-evaluation of the obligation are recognized in the consolidated statement of comprehensive income as part of the provision for (reversal of) credit losses.

ALLOWANCE FOR LOSSES ON LOANS, LOAN COMMITMENTS AND LOAN GUARANTEES

The allowance for losses on loans, loan commitments and loan guarantees represents management’s best estimate of probable credit losses and is based on the incurred loss model. The allowance is determined based on a review of all loans, loan guarantees and commitments and includes both individual and collective allowances.

ALLOWANCES ON INDIVIDUALLY IMPAIRED LOANS

The individual allowance is the difference between the carrying value of the loan and the present value of the estimated future cash flows discounted at the loan’s original effective interest rate. The calculation of the present value of the estimated future cash flows of a collateralized loan asset reflects the cash flows that are expected to result on foreclosure less costs to obtain and sell the collateral whether or not foreclosure is probable.

If, in a subsequent period, the amount of the impairment loss either increases or decreases and the change can be related objectively to an event occurring after the impairment was recognized (such as a change in the obligor’s financial position or a change in the estimate of future cash flows), the previously recognized impairment loss is adjusted through the individual allowance.

The amount of initial impairment loss and any subsequent changes due to the re-evaluation of estimated future cash flows are recognized in the consolidated statement of comprehensive income as part of the provision for (reversal of) credit losses.

COLLECTIVE ALLOWANCE

A collective allowance is established for losses which we estimate to have occurred but have not yet been individually identified within our portfolio. Loans and loan guarantees not found to be individually impaired, as well as loan commitments are included in the collective assessment. The assessment is based on events that have occurred as of the reporting date and include factors such as business cycle trends and the fair value of collateral. The collective allowance is comprised of a base allowance, calculated using counterparty credit ratings, exposure, loss severity and probability of default factors. The collective allowance may also include concentration and market overlays.

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CONSOLIDATED FINANCIAL STATEMENTS

For the base allowance we group our commercial performing loans, loan commitments and loan guarantees by industry of risk and then by secured and unsecured exposures. Sovereign exposures are classified into one portfolio. We assign credit ratings to our commercial and sovereign obligors using a system of nineteen credit ratings (AAA to C-) which are consistent with ratings used by our credit risk management policies. For secured portfolios, the exposure for each obligor is reduced by the fair value of collateral adjusted for estimated repossession costs. Based on these exposures we determine the appropriate base allowance. Loss severity is determined based on historical loan loss rates and by management estimates for each of our exposure categories. Default rates are based on an internally developed standard probability of default rate table.

We have a number of significant single name counterparty concentrations as a result of our mandate. A counterparty concentration overlay is established for counterparties whose exposure is deemed by management to represent an increased amount of risk. This overlay is applied to counterparties whose exposure exceeds 10% of our equity determined in accordance with the previous year’s audited financial statements.

We determine the collective allowance using various assumptions based upon current counterparty credit ratings. We also assess the extent to which these ratings do not reflect recent economic events that may result in credit deterioration. In these cases we will estimate the potential impact on our allowances and apply market overlays to specific industries or other exposure categories that we deem appropriate.

The collective allowances for performing loans and individual allowances for impaired loans are shown as a reduction to loans receivable on the consolidated statement of financial position. Collective and individual allowances for loan commitments and loan guarantees are shown as liabilities on the consolidated statement of financial position.

FORECLOSED ASSETS

Assets that are returned to us1 because of default under loan agreements are classified as held-for-use or held-for-sale according to management’s intention. Those classified as held-for-use are included in equipment available for lease or reclassified as finance leases. Assets classified as held-for-use are initially recorded at fair value and subsequently recorded at cost less accumulated depreciation and impairment losses. Those classified as held-for-sale include aircraft or component parts held-for-sale and are recorded in other assets initially at fair value less costs to sell. Any write-downs at recognition are reported in the provision for (reversal of) credit losses and any gains are recorded in other income (expenses). We determine fair value based on market prices obtained from an independent appraiser along with current market data and other information available to us. Subsequent impairment losses or reversals of impairment losses are determined as the difference between the carrying amount and the recoverable amount and are recorded in other income (expenses).

INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

Investments are comprised of direct investments that we have made in private and public companies and investments in private equity funds. Purchases and sales of these investments are recorded on a trade-date basis and are measured at fair value. Subsequent changes in fair value and any realized gains and losses are recorded in other income (expenses). Transaction costs are expensed as incurred and included within leasing and financing related expenses.

EQUIPMENT AVAILABLE FOR LEASE

Equipment available for lease consists of aircraft that were returned to us because of default under the related obligors’ loan agreements. While we do not in the ordinary course of business act as a lessor, from time to time we may engage in leasing activities for asset management purposes to maximize recoveries on returned aircraft and minimize potential losses.

Equipment available for lease is accounted for using the cost model and is stated at cost less accumulated depreciation and impairment losses. Upon initial recognition of the asset, engines are treated as a separate component and are depreciated on a straight-line basis over their remaining useful life net of their residual value. The remaining useful lives of the engines range from one to nineteen years. The remaining components of the aircraft are grouped together and depreciation is calculated on a straight-line basis over the remaining useful life of the aircraft after consideration of any residual value. The remaining useful lives of the aircraft range from one to nineteen years. Residual values of the aircraft and engines are reviewed on an annual basis. The costs of subsequent major overhauls are capitalized and amortized over the period to the next overhaul, from one to three years.

Depreciation as well as insurance and other costs related to the equipment available for lease are included in leasing and financing related expenses. Lease set-up costs are capitalized as part of the carrying value of the aircraft and amortized over a period equaling the term of the specific lease. Operating lease revenue is recognized on a straight-line basis over the terms of the underlying leases.

A review for impairment of equipment available for lease is performed quarterly. When events or changes in circumstances indicate that an aircraft may be impaired, or that a previously recorded impairment loss may no longer exist or may have increased or decreased, the recoverable amount of the asset is estimated.

[1]

All aircraft returned to us for which the equity interest in the leveraged lease structure has been foreclosed have been registered with a number of trusts of which we are exposed, or have rights, to variable returns from our involvement with a Special Purpose Entity (SPE) and have the ability to affect those returns through our decision-making power over the SPE.

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An aircraft is impaired when its carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use. Fair value is determined by considering market data and other information available to us. The value in use is the present value of the cash flows expected to result from the aircraft’s use and eventual disposition. Current lease rentals, as well as market information on projected future rentals and fair values, form the basis of this calculation.

The amount of the impairment loss recognized is calculated as the difference between the carrying amount of the asset and its recoverable amount. When there is a reversal of impairment loss, the carrying amount of the aircraft is increased to the lower of the recoverable amount and the carrying amount that the aircraft would have had if the previous impairment loss had not been recognized. In both cases, the adjustment to the carrying value of the aircraft is recorded in other income (expenses).

FINANCE LEASES

Leases in which substantially all the risks and rewards of ownership are transferred to EDC are classified as finance leases. We have two types of finance leases – aircraft under finance leases and building under finance lease.

LESSOR

Aircraft under finance leases relate to aircraft that were returned to us due to default under the related obligor’s loan agreements and were subsequently placed back with the obligor under long-term, financing leases. These leases are recorded on the consolidated statement of financial position at the aggregate future minimum lease payments plus estimated residual values less unearned finance income. Residual values are based on independent appraisals and are reviewed periodically. An allowance for impairment is calculated consistent with the methodology used for our secured loan portfolio which is described on the previous page.

Finance lease revenue is recognized in a manner that produces a constant rate of return on the investment in the lease.

LESSEE

Our head office building is held under a finance lease. The building has been recorded on our consolidated statement of financial position at its estimated fair value at the inception of the lease. Lease payments are allocated between finance charges and by repayment of the obligation under finance lease to achieve a constant rate of interest on the remaining balance of the obligation. The leased building is being depreciated over the most likely lease term. The estimated lease period is reviewed periodically.

Finance charges and depreciation expense on the building are recorded as accommodation costs within administrative expenses in the consolidated statement of comprehensive income.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost less accumulated depreciation and impairment losses. Depreciation is charged on a straight-line basis over the estimated useful lives of the assets or the term of the relevant lease. The estimated useful lives and depreciation methods are reviewed at the end of each year, with the effect of any changes in estimate being accounted for on a prospective basis. The useful life used in the calculation of depreciation for furniture and equipment is five years and three years for computer hardware. Leasehold improvements are depreciated over the shorter of the term of the respective lease or the useful economic life of the leasehold improvement. Depreciation is recorded in administrative expenses.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset, and is recognized in other income (expenses).

INTANGIBLE ASSETS

Intangible assets represent internally developed and purchased computer software. They are carried at cost less accumulated amortization and impairment losses. Amortization is charged on a straight-line basis over the estimated useful lives of the intangible assets. The estimated useful lives and amortization methods are reviewed at the end of each year, with the effect of any changes in estimate being accounted for on a prospective basis. The useful life used in the calculation of amortization for internally developed software and computer software is five years. Amortization is recorded in administrative expenses.

INSURANCE PREMIUMS

Insurance contracts are those contracts where we have accepted significant insurance risk from the policyholders by agreeing to compensate the policyholders if a specified uncertain future event adversely affects the policyholders.

Premiums on insurance policies are deferred and recognized in income over the term of the policy on a straight-line basis.

RECOVERABLE INSURANCE CLAIMS

Recoverable insurance claims represent the portion of insurance claims paid that are expected to be recovered. Recoverable insurance claims are reviewed and adjusted on a quarterly basis with any subsequent net gain or loss on recovery credited or charged to claims-related expenses (recovery).

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CONSOLIDATED FINANCIAL STATEMENTS

POLICY AND CLAIMS LIABILITIES

Policy and claims liabilities represent our estimate of future claims under the terms and conditions of our insurance policies. An actuarial valuation, which conforms to the recommendations of the Canadian Institute of Actuaries, is performed to establish our liability. The valuation uses simulation techniques and assumptions derived from our own experience (severity of loss, loss development, frequency of claim and discount rates used) relevant to our insurance programs. The liability is comprised of reported claims, incurred but not reported claims (IBNR) and management’s best estimate of the net present value of net future claims under existing policies.

Deferred insurance premiums are the portion of premiums received on policies written that relate to risk periods after the current fiscal year. To the extent that our deferred premiums are not sufficient to cover our liability, an allowance is established. Any adjustments to the liability are reflected in claims-related expenses (recovery) in the period in which they become known. Future developments may result in claims which are materially different than the allowance provided.

Policy and claims liabilities on our consolidated statement of financial position include both the deferred premiums and the allowance.

REINSURANCE

In the ordinary course of business, we assume and cede reinsurance with other insurance companies. We cede reinsurance to mitigate our risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve us of our obligations to the insured but they do provide for the recovery of claims arising from the liabilities ceded. We also assume reinsurance and thereby take on risk. Reinsurance premiums, unearned premiums ceded to reinsurers and recoveries and estimates of recoveries on claims are recorded in the same manner as if the reinsurance were considered direct business. Amounts recoverable from the reinsurers are estimated in a manner consistent with the claims liability associated with the reinsured policy and are recorded within reinsurers’ share of policy and claims liabilities. Reinsurance assets or liabilities are derecognized when the contractual rights are extinguished or expire.

Reinsurance assets are reviewed for impairment at each reporting date or more frequently when an indication of impairment arises during the reporting year. Impairment occurs when there is objective evidence as a result of an event that occurred after initial recognition of the reinsurance asset that EDC may not receive all outstanding amounts due under the terms of the contract and the event has a reliably measurable impact on the amounts that EDC will receive from the reinsurer.

DEFERRED REVENUE

Deferred loan revenue, which consists of exposure, administration and other upfront loan fees, is included in loans receivable and amortized as a yield increment over the term of the related loan. Guarantee fee revenue and insurance premium revenue are recognized as deferred revenue and are amortized over the term of the related guarantee or insurance policy.

DERIVATIVE INSTRUMENTS

Derivative instruments (derivatives) are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, equities, credit spreads or other financial measures. Derivatives that we currently use include interest rate swaps, cross currency interest rate swaps, foreign exchange swaps, foreign exchange forwards, non-deliverable forwards, non-deliverable foreign exchange swaps and credit default swaps.

We use derivatives to manage interest rate risk, foreign exchange risk and credit risk. These derivatives are only contracted with creditworthy counterparties in accordance with policies established by our Risk Management Office and approved by our Board of Directors.

We do not apply hedge accounting to our derivatives. Derivatives are accounted for at fair value and are recognized on the consolidated statement of financial position upon the trade date and are removed from the consolidated statement of financial position when they expire or are terminated. Derivatives with a positive fair value are reported as derivative instruments within assets, while derivatives with a negative fair value are reported as derivative instruments within liabilities. Realized and unrealized gains or losses due to a change in fair value of derivatives associated with our long and short-term loans payable and those associated with our marketable securities are recorded in other income (expenses). Realized and unrealized gains and losses due to changes in fair value of credit default swaps are also included in other income (expenses).

We also hold a portfolio of derivatives which we use to manage the foreign exchange risk associated with using our capital to fund our operations largely denominated in U.S. dollars. All income and expenses associated with this portfolio are included in interest expense, while realized and unrealized gains and losses are recorded in other income (expenses).

Long-term currency swaps are considered part of the financing cash flows on the consolidated statement of cash flows because these swaps are used to manage our funding. We often issue debt in currencies which offer a more advantageous cost. We then use currency swaps to bring those funds into the currency required to disburse on our loans. All other swaps are included in operating cash flows as they are used to alter the interest rate risk profile of the portfolio.

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LOANS PAYABLE

We have designated the majority of our debt, including structured debt, at fair value through profit or loss in order to obtain the same accounting treatment as the related derivatives. In general, these derivatives are transacted to manage interest and foreign exchange rate risk on the related debt. Contractual interest on our long-term debt and commercial paper is recorded in interest expense. Any change in fair value on these instruments is recorded in other income (expenses).

Our fixed rate bonds which do not have derivatives associated with them are carried at amortized cost using the effective interest rate method with interest recorded in interest expense.

The transaction costs related to our loans payable carried at amortized cost are capitalized. The transaction costs related to our loans payable designated at fair value through profit or loss are expensed as they are incurred and are included within interest expense.

Any fair value gains or losses on initial recognition of our debt or derivatives at Level 3 on the fair value hierarchy are deferred and amortized over the life of the instruments.

ACCOUNTS PAYABLE AND OTHER CREDITS

Accounts payable and other credits are carried at amortized cost.

TRANSLATION OF FOREIGN CURRENCY

All monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the end of the year. Income and expenses are translated at either daily or monthly average exchange rates in effect during the year. Exchange gains and losses resulting from the translation of foreign currency balances and transactions are included in other income (expenses).

RETIREMENT BENEFIT OBLIGATIONS

We maintain defined benefit pension plans, a defined contribution plan and other post-retirement benefit plans including a retiring allowance plan and life insurance, health and dental care benefits. The defined benefit plan is only available for employees hired prior to January 1, 2012.

The accrued benefit obligations are actuarially determined using the projected unit credit method (which incorporates management’s best estimate of future salary levels, retirement ages of employees and other actuarial factors).

Pension fund assets are valued at fair value for the purpose of calculating the expected return on plan assets.

The defined benefit expense (included in administrative expenses) consists of the actuarially determined retirement benefits for the current year’s service, imputed interest on projected benefit obligations net of interest earned on any plan assets and the amortization of actuarial gains or losses and other items over the average remaining working lives of employees expected to receive benefits under the plans.

Actuarial gains or losses arise from the difference between the actual rate of return and the expected rate of return on plan assets for that period and from changes in actuarial assumptions used to determine the accrued benefit obligation. They are amortized on a straight-line basis over the average remaining working lives of employees expected to receive benefits under the plans only if the net actuarial gain or loss at the beginning of the year is in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets. Amounts below the 10% threshold are not recognized in income.

FUTURE ACCOUNTING CHANGES

A number of new standards, interpretations, amendments and improvements have been issued by the International Accounting Standards Board (IASB). The standards that are relevant to EDC are listed below. Except as indicated, the standards are effective for annual periods beginning on or after January 1, 2013.

New standards include:

▶	IFRS 10 – Consolidated Financial Statements – provides a new definition of control that focuses on whether the investor is exposed, or has rights to variable returns from its involvement with the investee and also has the ability to affect the returns through its power over the investee.

▶	IFRS 11 – Joint Arrangements – focuses on the rights and obligations of an arrangement, rather than its legal form in determining whether a joint operation or joint venture exists. With this new standard the equity method must be used to account for all joint ventures.

▶	IFRS 12 – Disclosure of Interest in Other Entities – outlines the disclosure requirements for all forms of interests in other entities, both on and off the balance sheet.

▶	IFRS 13 – Fair Value Measurement – provides a consistent definition of fair value, guidance on how it should be measured and disclosure requirements for use across all IFRSs.

EDC Annual Report 2012 | 93

CONSOLIDATED FINANCIAL STATEMENTS

Amended standards include:

▶	IAS 1 – Presentation of Financial Statements – amendments to revise the way other comprehensive income is presented. Effective for annual periods beginning on or after July 1, 2012.

▶	IAS 19 – Employee Benefits – we have quantified the impact of implementing this amendment, which was issued by the IASB in June 2011. The amendment removes the option to use the corridor method to defer gains and losses; requires that the impact of re-measuring pension assets and liabilities be recorded in other comprehensive income; and provides enhanced disclosure requirements for defined benefit plans. In addition, under the revised standard the expected rate of return on plan assets will be replaced with the net interest approach. The net interest approach is measured based on the plan’s discount rate. The new requirements will be effective January 1, 2013 and must be applied retrospectively. The transition adjustment upon adoption of the amended standard will reduce opening retained earnings by $259 million. In addition, 2012 pension expense is expected to decrease by $5 million in restated comparatives.

▶	IAS 27 – Separate Financial Statements – this standard has been renamed and amended to maintain the accounting guidance on issuing separate financial statements.

▶	IAS 28 – Investments in Associates and Joint Ventures – amended as a consequence of the new standard on joint arrangements.

Except as otherwise disclosed, we do not expect these standards to have a significant impact on future financial results.

3. Marketable Securities

We maintain liquidity sufficient to meet general operating requirements, to maintain stability in our short-term borrowing program and to provide flexibility in achieving corporate objectives. Consistent with our business model for managing these instruments, they are carried at fair value through profit or loss or at amortized cost.

(in millions of Canadian dollars)				Dec. 31, 2012				Dec. 31, 2011
Issued or guaranteed by:	At fair value through profit or loss	At amortized cost	(2)	Total	At fair value through profit or loss	At amortized cost	(2)	Total
U.S. government	2,954	55		3,009	2,798	57		2,855
Financial institutions	673	–		673	506	–		506
Other government	320	–		320	217	–		217
Canadian government(1)	121	19		140	185	19		204
Corporate	14	–		14	14	–		14
Total marketable securities	$4,082	$74		$4,156	$3,720	$76		$3,796

(1)	Canadian government includes federal and provincial governments and Crown corporations.

(2)	Represent securities held by our subsidiary Exinvest Inc.

The following table provides a breakdown of our marketable securities by remaining term to maturity:

(in millions of Canadian dollars)			Dec. 31, 2012				Dec. 31, 2011
	Remaining term to maturity				Remaining term to maturity
	Under 1 year	1 to 3 years	Over 3 years	Total	Under 1 year	1 to 3 years	Over 3 years	Total
At fair value through profit or loss
Short-term instruments	1,951	–	–	1,951	1,690	–	–	1,690
Long-term fixed rate securities	103	799	1,229	2,131	104	742	1,184	2,030
Total at fair value through profit or loss	2,054	799	1,229	4,082	1,794	742	1,184	3,720
At amortized cost
Long-term fixed rate securities	18	37	19	74	–	38	38	76
Total marketable securities	$2,072	$836	$1,248	$4,156	$1,794	$780	$1,222	$3,796

94 | Adapting to the New Reality

4. Loans Receivable

The following table presents the various components of loans receivable and the contractual maturity and related contractual effective yields for gross loans receivable. The yields are computed on a weighted average basis by amount and term. Floating rate yields are expressed as spreads over base rates which consist mainly of LIBOR for U.S. dollars and CDOR for Canadian dollars.

(in millions of Canadian dollars)	Dec. 31, 2012					Dec. 31, 2011
	Floating $	Spread %	Fixed $	Yield to maturity %	Total $	Floating $	Spread %	Fixed $	Yield to maturity %	Total $
Performing:
Past due	11	3.72	–	–	11	20	1.96	8	6.25	28
2012	–	–	–	–	–	2,807	1.86	1,034	5.30	3,841
2013	3,378	1.94	1,035	5.24	4,413	2,554	2.04	1,010	5.44	3,564
2014	2,834	2.14	1,047	5.34	3,881	2,977	1.99	974	5.50	3,951
2015	3,880	2.54	902	5.46	4,782	2,868	2.58	833	5.65	3,701
2016	2,970	2.03	810	5.39	3,780	2,417	2.21	729	5.57	3,146
2017	2,550	2.43	916	4.90	3,466	1,154	2.45	743	5.39	1,897
2018 – 2022	4,314	2.15	2,675	4.72	6,989	3,437	1.97	2,204	5.04	5,641
2023 and beyond	1,505	1.89	349	4.51	1,854	1,254	1.58	265	4.70	1,519
Performing gross loans receivable	21,442	2.15	7,734	4.86	29,176	19,488	2.03	7,800	5.20	27,288
Impaired (Note 5)	868	2.40	292	5.83	1,160	1,033	1.76	772	5.41	1,805
Gross loans receivable	$22,310		$8,026		$30,336	$20,521		$8,572		$29,093
Accrued interest and fees receivable					157					145
Deferred loan revenue and other credits					(362)					(558)
Loans receivable					$30,131					$28,680

At the end of December 2012, the floating rate performing gross loans receivable yield was 2.83% (2011 – 3.02%) with an average term to reset of 109 days (2011 – 95 days).

Sovereign loans represent 4% of total performing gross loans receivable, consistent with December 31, 2011.

We have country risk concentrations as outlined below:

(in millions of Canadian dollars)	Dec. 31, 2012		Dec. 31, 2011
Country	Performing gross loans receivable	%	Performing gross loans receivable	%
United States	7,326	25	8,373	31
Canada	3,945	14	3,508	13
Brazil	2,252	8	1,391	5
Mexico	1,888	6	1,744	6
India	1,472	5	1,458	5
Australia	1,153	4	730	3
Chile	1,136	4	959	4
United Kingdom	861	3	915	3
Qatar	745	3	768	3
Germany	561	2	428	2
Other	7,837	26	7,014	25
Total	$29,176	100	$27,288	100

EDC Annual Report 2012 | 95

CONSOLIDATED FINANCIAL STATEMENTS

We have single counterparty performing gross loans receivable totalling $2,772 million with two airlines (2011 – $3,210 million with two airlines) located in the United States, $2,190 million with two oil and gas entities located in Mexico and Brazil (2011 – $892 million with one oil and gas entity in Mexico) and $954 million with an extractive entity located in Brazil.

We sold $197 million in loans to various counterparties in 2012 (2011 – $139 million). This amount includes nine performing loans totalling $107 million (2011 – five performing loans totalling $101 million). The performing loans were sold without recourse and the sales resulted in a loss of $1 million (2011 – $2 million).

The breakdown of our gross loans receivable by credit grade is as follows:

(in millions of Canadian dollars)	Dec. 31, 2012		Dec. 31, 2011
	$	% of total	$	% of total
Investment grade*	14,480	48	11,972	41
Below investment grade	14,696	48	15,316	53
Individually impaired loans (Note 5)	1,160	4	1,805	6
Total gross loans receivable	$30,336	100	$29,093	100

*	Investment grade exposure is defined by those obligors with credit ratings of BBB- and above.

We employ a range of policies to mitigate credit risk on our commercial loans which includes obtaining certain forms of security interest. The principal types of security interest are mortgages on equipment (mainly aircraft and rolling stock) and real estate, assignments or pledges on various business assets such as trade receivables, inventory, property, plant and equipment, equity shares and bank accounts. Other principal forms of credit enhancement include guarantees from counterparties with higher credit ratings who may be related to the borrower, such as a parent company.

As at December 31, 2012, 33% of our loans are collateralized mainly by aircraft and rolling stock (2011 – 38%).

Our concentrations of risk are managed by obligor, country and industry sector. The maximum gross loans receivable exposure to any one obligor as at December 31, 2012 was $1,581 million (2011 – $1,849 million) before taking into account collateral and $669 million (2011 – $838 million) net of collateral.

A loan payment is considered past due when the obligor has failed to make the payment by the contractual due date. The breakdown of our gross loans receivable that are past due but not impaired is as follows:

(in millions of Canadian dollars)	Dec. 31, 2012	Dec. 31, 2011
Less than 30 days	7	26
30 to 180 days	4	1
Greater than 180 days	–	1
Total	$11	$28

The following reflects the movement in gross loans receivable during the year:

(in millions of Canadian dollars)	Dec. 31, 2012	Dec. 31, 2011
Balance at beginning of year	29,093	26,997
Disbursements	11,887	10,330
Loan purchases	–	63
Principal repayments	(9,082)	(8,609)
Value of repossessed assets from loan foreclosures	(465)	(1)
Loans written off	(408)	(76)
Principal recoveries from asset sales	(150)	(122)
Foreign exchange translation	(552)	511
Other*	13	–
Balance at end of year	$30,336	$29,093

*	Includes capitalized interest of $9 million (2011 – $4 million) and financing of aircraft previously held-for-sale of $4 million (2011 – nil). In 2012 there were no receipts from the
Government of Canada for sovereign debt relief (2011 – $4 million).

96 | Adapting to the New Reality

5. Individually Impaired Loans

The following table shows the carrying amount of loans specifically identified as impaired:

(in millions of Canadian dollars)	Dec. 31, 2012	Dec. 31, 2011
Gross loans receivable
Sovereign	78	248
Commercial	1,082	1,557
	1,160	1,805
Less: Deferred loan revenue and other credits*	24	205
Individual allowance	298	422
Carrying amount of individually impaired loans	$838	$1,178

*	Reflects the write-off of two impaired loans to sovereign borrowers totalling $175 million which had a zero carrying value.

The following reflects the movement in individually impaired gross loans receivable during the year:

(in millions of Canadian dollars)	Dec. 31, 2012	Dec. 31, 2011
Balance at beginning of year	1,805	710
Loans classified as impaired	361	1,383
Disbursements on loan guarantees called	72	21
Value of repossessed assets from loan foreclosures	(465)	(1)
Loans written off	(407)	(74)
Principal repayments	(123)	(19)
Principal recoveries from asset sales	(46)	(23)
Loans reinstated to performing	–	(191)
Foreign exchange translation	(37)	1
Other*	–	(2)
Balance at end of year	$1,160	$1,805

*	In 2012 there was no capitalized interest (2011 – $2 million) and there were no receipts from the Government of Canada for sovereign debt relief (2011 – $4 million).

In the third and fourth quarters of 2012, EDC repossessed a total of 34 aircraft from two impaired airline obligors for which we had provided secured financing, and as a result $465 million of related loans were removed from our books and replaced with aircraft assets which have been or will be leased out. This also resulted in loan principal write-offs totalling $58 million.

During the year, impaired loans to 29 commercial borrowers and 2 sovereign borrowers, totalling $407 million of principal (2011 – 35 commercial borrowers totalling $74 million and sovereign borrowers nil) were written off. These loans were written off after all collection methods had been exhausted and no further prospect of recovery was likely. In the case of the sovereign write-offs, pursuant to the terms set out by the Paris Club these countries were granted full debt forgiveness by their creditor countries. For the five years ended December 2012, cumulative write-offs of impaired loans totalled $624 million, of which 88% occurred in the past three years.

During 2012, payments of principal and interest from impaired borrowers, as well as proceeds from sales of impaired loans were $225 million (2011 – $47 million). These amounts were applied against the carrying value of the impaired loans.

We sold $91 million in impaired loans to various counterparties in 2012 (2011 – $38 million). We recovered $46 million and the remaining $45 million was written off.

Interest income recognized on impaired loans was $41 million in 2012 (2011 – $9 million).

As at December 31, 2012, impaired loans totalling $776 million (2011 – $1,296 million) were secured by assets consisting of aircraft with an estimated fair value of $502 million (2011 – $925 million).

EDC Annual Report 2012 | 97

CONSOLIDATED FINANCIAL STATEMENTS

6. Allowance for Losses on Loans, Loan Commitments and Loan Guarantees

The composition of the allowance for losses on loans, loan commitments and loan guarantees is as follows:

(in millions of Canadian dollars)	Dec. 31, 2012	Dec. 31, 2011
Base allowance
Investment grade exposure	70	98
Non-investment grade exposure	869	1,216
Total base allowance	939	1,314
Counterparty concentration
Investment grade exposure	4	2
Non-investment grade exposure	93	102
Total counterparty concentration	97	104
Total collective allowance*	1,036	1,418
Allowance for individually impaired loans, loan commitments and loan guarantees	314	509
Total allowance for losses on loans, loan commitments and loan guarantees	$1,350	$1,927

*	Includes allowance on finance leases of $17 million (2011 – $23 million).

The following table provides a breakdown of our allowance for losses on loans, loan commitments and loan guarantees by commercial and sovereign risk:

(in millions of Canadian dollars)	Dec. 31, 2012			Dec. 31, 2011
	Collective	Individual	Total	Collective	Individual	Total
Commercial	958	275	1,233	1,327	476	1,803
Sovereign	78	39	117	91	33	124
Total allowance	$1,036	$314	$1,350	$1,418	$509	$1,927

During the year, changes to the allowance for losses on loans, loan commitments and loan guarantees were as follows:

(in millions of Canadian dollars)	Dec. 31, 2012			Dec. 31, 2011
	Collective	Individual	Total	Collective	Individual	Total
Allowance for losses on loans
Balance at beginning of year	1,258	422	1,680	1,304	257	1,561
Provision for (reversal of) losses on loans	(355)	92	(263)	(65)	227	162
Write-offs	–	(212)	(212)	–	(70)	(70)
Recovery of amounts written-off in prior years	–	5	5	–	5	5
Foreign exchange translation	(19)	(9)	(28)	19	3	22
Total	884	298	1,182	1,258	422	1,680
Allowance for losses on loan commitments
Balance at beginning of year	41	–	41	93	–	93
Provision for (reversal of) losses on loan commitments	15	3	18	(53)	–	(53)
Foreign exchange translation	(1)	–	(1)	1	–	1
Total	55	3	58	41	–	41
Allowance for losses on loan guarantees*
Balance at beginning of year	119	87	206	163	22	185
Provision for (reversal of) losses on loan guarantees	(21)	(74)	(95)	(50)	66	16
Foreign exchange translation	(1)	–	(1)	6	(1)	5
Total	97	13	110	119	87	206
Total allowance for losses on loans, loan commitments and loan guarantees	$1,036	$314	$1,350	$1,418	$509	$1,927

*	Included in the liability for loan guarantees.

98 | Adapting to the New Reality

In 2011, we initiated a multi-year project to update and standardize our credit risk rating methodology and processes. In 2012, this project resulted in changes to our allowance assumptions for probability of default. The updated probability of default rates were generated by a new credit risk rating tool that uses external historical experience to generate default tables. In prior years, default rates were based on a weighted average of Moody’s and Standard & Poor’s default tables. The difference between using our new tool and the approach from prior years as at December 31, 2012 is a $93 million release in provision and represents a change in accounting estimate. The impact on future periods has not been determined as it is impracticable to estimate.

In June 2012, we updated the loss given default assumption in our collective allowance calculation for our commercial unsecured and sovereign portfolios. The reduction in our assumption was a result of an analysis done on the historical loss rate of our portfolio. The difference between using the updated assumption and the prior assumption as at December 31, 2012 is a $53 million release in provision and represents a change in accounting estimate. The impact on future periods has not been determined as it is impracticable to estimate.

The provision for individually impaired loans, loan commitments and loan guarantees for 2012 of $21 million (2011 – $293 million) includes:

▶	a charge of $294 million (2011 – $376 million) as a result of new impairments and increases to allowances on existing impaired obligors, and

▶	reversals of $273 million (2011 – $83 million) due to changes in the estimated future cash flows or recoveries anticipated from existing impaired obligors.

7. Investments at Fair Value Through Profit or Loss

The investments portfolio is comprised of the following:

(in millions of Canadian dollars)	Dec. 31, 2012		Dec. 31, 2011
	Cost	Fair value	Cost	Fair value
Direct investments
Loans and debt securities	11	7	15	9
Equity interests	51	36	52	48
	62	43	67	57
Fund investments	402	386	344	328
Total investments	$464	$429	$411	$385

Investments revenue was $4 million in 2012 (2011 – $12 million). There was an unrealized loss of $10 million resulting from the change in fair value of investments in 2012 (2011 – $14 million). In 2012, we realized a capital gain of $13 million from the sale of two direct investments, recorded a capital gain of $10 million from six funds and a realized loss of $10 million from the write-off of three direct and one fund investments.

EDC Annual Report 2012 | 99

CONSOLIDATED FINANCIAL STATEMENTS

8. Equipment Available for Lease

Equipment available for lease consists of aircraft that were returned to us because of default under the related obligors’ loan agreements.

(in millions of Canadian dollars)	Dec. 31, 2012				Dec. 31, 2011
	Aircraft	Engines	Major overhaul costs	Total	Aircraft	Engines	Major overhaul costs	Total
Cost:
Balance at beginning of year	79	60	12	151	167	132	22	321
Additions	364	124	4	492	–	–	–	–
Transfers to held-for-sale	(5)	(3)	–	(8)	(88)	(72)	(10)	(170)
Balance at end of year	438	181	16	635	79	60	12	151
Accumulated depreciation and impairment:
Balance at beginning of year	(51)	(37)	(9)	(97)	(94)	(72)	(15)	(181)
Depreciation expense	(11)	(5)	(2)	(18)	(8)	(5)	(3)	(16)
Elimination on transfer to held-for-sale	3	2	–	5	51	40	9	100
Balance at end of year	(59)	(40)	(11)	(110)	(51)	(37)	(9)	(97)
Carrying amount	379	141	5	525	28	23	3	54
Lease setup costs				–				1
Total equipment available for lease				$525				$55
Number of aircraft*				54				20

*	In addition to the 54 aircraft, there are also two spare engines represented in this portfolio. In 2011, the 20 aircraft represent 19 aircraft and one airframe.

On a quarterly basis we assess whether there is any indication of impairment of our aircraft given current market conditions. In 2012, recent aircraft sales, leasing rates and other market conditions did not lead to any indication of impairment of our aircraft within this portfolio and therefore no impairment loss was recorded in 2012. Based on these same conditions, there was also no indication that a reversal of previous impairment losses would be required.

During 2012, 34 aircraft and two spare engines valued at $465 million (2011 – nil) that were returned to us as a result of loan foreclosures, were transferred into this portfolio. Also new to this portfolio are 2 aircraft valued at $23 million that were received from a non-monetary exchange agreement at the end of 2011. In 2011, these aircraft were classified under other assets as they were to undergo refurbishment in 2012. During 2012, we capitalized $4 million of major overhaul maintenance costs (2011 – nil), these costs will be amortized over a period of 36 months. In addition, we reclassified 1 aircraft and one airframe valued at $3 million (2011 – 23 aircraft and three engines valued at $71 million) out of this portfolio to the held-for-sale portfolio which is included in other assets.

The following table illustrates the carrying amount by aircraft type and summarizes the current leasing arrangements within the equipment available for lease portfolio:

(in millions of Canadian dollars)	Dec. 31, 2012				Dec. 31, 2011
	Number of aircraft in portfolio	Carrying amount	Number of aircraft on operating lease	Current lease term range	Number of aircraft in portfolio	Carrying amount	Number of aircraft on operating lease	Current lease term range
Aircraft type
CRJ200 Regional Jets	18	44	18	8 to 41	20	54	20	12 to 60
				months				months
CRJ900 Regional Jets	8	94	–	–	–	–	–	–
Dash 8 – Q400*	28	387	14	91 to 95	–	–	–	–
				months
Total portfolio	54	$525	32		20	$54	20	–

*	In addition to the 28 aircraft, there are two Dash8-Q400 spare engines available for lease.

100 | Adapting to the New Reality

Operating lease revenue for the year was $17 million (2011 – $21 million). At the end of December 2012, 32 aircraft were subject to operating leases with six airlines (2011 – 20 aircraft). The remaining 14 Dash 8 – Q400s and two spare engines are contracted to go out on lease with the same lessee in 2013 for a lease term of 96 months. At the end of December 2012 there were 8 idle CRJ900 regional jets available for lease (2011 – no idle aircraft).

The following table presents minimum future lease payments receivable:

(in millions of Canadian dollars)	Dec. 31, 2012	Dec. 31, 2011
2012	–	13
2013	51	12
2014	48	8
2015	44	4
2016	41	1
2017	41	–
2018 and beyond	122	–
Total	$347	$38

AIRCRAFT OR COMPONENT PARTS HELD-FOR-SALE

During 2012, we sold 7 aircraft, one airframe and three engines with a carrying value of $8 million.

In addition to the above sales, 4 aircraft valued at $11 million that were subject to a non-monetary exchange agreement at the end of 2011, were delivered in early 2012 and are no longer in the aircraft held-for-sale portfolio.

At year end there were 6 aircraft and two engines with a carrying value of $9 million that have been contracted for part-out whereby we will seek recovery by selling the component parts of the aircraft. During 2012, the carrying value of these assets were reduced by $3 million; $2 million was a result of a write-down of 4 aircraft values and the remaining $1 million was payments received from the sale of component parts.

9. Net Investment in Aircraft under Finance Leases

The following table presents the reconciliation between our gross investment in aircraft under finance leases and the present value of the minimum lease payments receivable:

(in millions of Canadian dollars)	Dec. 31, 2012	Dec. 31, 2011
Total minimum lease payments receivable	63	81
Estimated residual values of leased aircraft	33	34
Gross investment in finance leases	96	115
Unearned income	(17)	(23)
Finance lease interest receivable	1	–
Net investment in finance leases	80	92
Present value of estimated residual values	(25)	(24)
Present value of minimum lease payments receivable	$55	$68
Allowance for losses*	$17	$23

*	Included within the allowance for losses on loans.

EDC Annual Report 2012 | 101

CONSOLIDATED FINANCIAL STATEMENTS

The following table presents minimum lease payments receivable, estimated residual values, gross investment in finance leases, as well as the present value of minimum lease payments receivable:

(in millions of Canadian dollars)	Dec. 31, 2012				Dec. 31, 2011
	Minimum lease payments receivable	Estimated residual values	Gross investment in finance leases	Present value of minimum lease payments receivable	Minimum lease payments receivable	Estimated residual values	Gross investment in finance leases	Present value of minimum lease payments receivable
2012	–	–	–	–	17	–	17	16
2013	16	–	16	16	17	–	17	15
2014	16	–	16	15	17	–	17	14
2015	16	–	16	13	17	–	17	13
2016	12	20	32	9	11	21	32	9
2017	3	13	16	2	2	13	15	1
Total	$63	$33	$96	$55	$81	$34	$115	$68

Finance lease revenue for the year was $6 million (2011 – $7 million). At the end of December 2012, 13 aircraft were subject to finance leases with one airline, consistent with 2011. The remaining lease terms range from 40 to 59 months.

10. Recoverable Insurance Claims

During the year, changes to the recoverable insurance claims were as follows:

(in millions of Canadian dollars)	Dec. 31, 2012	Dec. 31, 2011
Balance at beginning of year	44	94
Claims paid	355	54
Claims paid – reinsured policies	3	1
Claims recovered	(22)	(40)
Change in recoverable portion of cumulative claims paid	(179)	(66)
Foreign exchange translation	(1)	1
Balance at end of year	$200	$44

Of the $358 million (2011 – $55 million) in claim payments made during 2012, 84% were related to the political risk insurance program (2011 – 72% related to the credit insurance program). The largest concentrations of claim payments and recoveries were in the following geographic areas:

(in millions of Canadian dollars)	Dec. 31, 2012		Dec. 31, 2011
	Claims paid	Claims recovered	Claims paid	Claims recovered
Middle East and Africa	305	2	5	2
North America and Caribbean	25	12	30	22
Europe	13	2	11	10
Asia and Pacific	11	1	4	–
South and Central America	4	5	5	6
Total	$358	$22	$55	$40

102 | Adapting to the New Reality

11. Other Assets

(in millions of Canadian dollars)	Dec. 31, 2012	Dec. 31, 2011
Restructuring payments receivable	48	55
Insurance premiums receivable/prepaid reinsurance	14	26
Aircraft or component parts held-for-sale*	9	31
Guarantee fees receivable	7	6
Prepaid expenses	5	7
Investment in joint ventures	1	2
Other aircraft*	–	23
Other	15	24
Total other assets	$99	$174

*	Refer to Note 8.

Restructuring payments receivable relate to an agreement between EDC and an airline obligor as part of the terms of a loan restructuring that was finalized in 2007. The receivable relates to a payable as shown in Note 15.

12. Property, Plant and Equipment

During the year, changes to property, plant and equipment were as follows:

(in millions of Canadian dollars)	Dec. 31, 2012				Dec. 31, 2011
	Computer hardware	Furniture and equipment	Leasehold improvements	Total	Computer hardware	Furniture and equipment	Leasehold improvements	Total
Cost:
Balance at beginning of year	22	19	50	91	73	33	32	138
Additions	3	1	1	5	9	12	30	51
Disposals	(1)	(3)	–	(4)	(60)	(26)	(12)	(98)
Balance at end of year	24	17	51	92	22	19	50	91
Accumulated depreciation:
Balance at beginning of year	(9)	(5)	(3)	(17)	(62)	(29)	(14)	(105)
Depreciation expense	(7)	(4)	(2)	(13)	(7)	(2)	(1)	(10)
Disposals	1	3	–	4	60	26	12	98
Balance at end of year	(15)	(6)	(5)	(26)	(9)	(5)	(3)	(17)
Carrying amount	$9	$11	$46	$66	$13	$14	$47	$74

Future contractual commitments related to property, plant and equipment as at December 31, 2012 were $1 million (2011 – $1 million).

EDC Annual Report 2012 | 103

CONSOLIDATED FINANCIAL STATEMENTS

13. Intangible Assets

During the year, changes to intangible assets were as follows:

(in millions of Canadian dollars)	Dec. 31, 2012			Dec. 31, 2011
	Internally developed software	Acquired computer software	Total	Internally developed software	Acquired computer software	Total
Cost:
Balance at beginning of year	81	86	167	78	76	154
Additions	6	8	14	3	10	13
Disposals	(3)	–	(3)	–	–	–
Balance at end of year	84	94	178	81	86	167
Accumulated amortization:
Balance at beginning of year	(71)	(56)	(127)	(66)	(46)	(112)
Amortization expense	(4)	(12)	(16)	(5)	(10)	(15)
Disposals	3	–	3	–	–	–
Balance at end of year	(72)	(68)	(140)	(71)	(56)	(127)
Carrying amount	$12	$26	$38	$10	$30	$40

Future contractual commitments related to intangible assets as at December 31, 2012 were $7 million (2011 – $4 million).

14. Building under Finance Lease

Our head office building is held under a finance lease. Future minimum lease payments under the obligation under finance lease as well as the present value of the minimum lease payments, based on an expected 25 year lease term are as follows:

(in millions of Canadian dollars)	Dec. 31, 2012		Dec. 31, 2011
	Minimum payments	Present value of minimum lease payments	Minimum payments	Present value of minimum lease payments
2012	–	–	11	11
2013	11	11	11	10
2014	11	10	11	10
2015	11	10	11	9
2016	11	9	11	9
2017	11	9	11	9
2018 and beyond	232	124	232	119
Total	287	173	298	177
Less: future finance charges	(114)	–	(121)	–
Present value of minimum lease payments	$173	$173	$177	$177
During the year changes to the building under finance lease were as follows:
(in millions of Canadian dollars)	Dec. 31, 2012	Dec. 31, 2011
Cost:
Balance at beginning of year	177	–
Additions	–	177
Balance at end of year	177	177
Accumulated depreciation:
Balance at beginning of year	(1)	–
Depreciation expense	(7)	(1)
Balance at end of year	(8)	(1)
Carrying amount	$169	$176

104 | Adapting to the New Reality

15. Accounts Payable and Other Credits

(in millions of Canadian dollars)	Dec. 31, 2012	Dec. 31, 2011
Restructuring payments payable	48	53
Employee benefit accruals	18	21
Aircraft maintenance reserve	14	13
Trade payables and accruals	12	19
Canada Account payable	11	11
Aircraft lease security deposit	3	8
Obligation under an exchange of non-monetary assets*	–	11
Other payables and other credits	7	23
Total accounts payable and other credits	$113	$159

*	Refer to Note 8.

Restructuring payments payable relate to an agreement between EDC and an airline obligor as part of the terms of a loan restructuring that was finalized in 2007. The payable relates to a receivable as shown in Note 11.

Aircraft maintenance reserve represents payments received from lessees for our leased aircraft that are reserved for major repairs and overhauls of the aircraft.

Canada Account payable primarily represents the amount of cash repayments (principal and interest) received by EDC from borrowers on Canada Account loans which were not yet remitted at year-end to the Consolidated Revenue Fund.

In 2011, we recorded an obligation under an exchange for non-monetary assets as a result of entering into an agreement to exchange 8 CRJ200 aircraft for 2 CRJ900 aircraft. Four of the aircraft were delivered in 2011 and the remaining 4 aircraft were delivered in early 2012. There is no obligation outstanding at the end of 2012.

Aircraft lease security deposits are received from lessees for our leased aircraft and are held over the life of the lease term.

16. Debt Instruments

We issue debt instruments in global capital markets. Short-term payables consist of commercial paper and other short-term debt related instruments that we issue with maturities under one year. Long-term payables represent bonds and other long-term instruments which we issue in Canadian dollars, U.S. dollars and other currencies. We use foreign exchange swaps as well as cross currency interest rate swaps to convert Canadian dollar and foreign currency denominated notes primarily to U.S. dollars. Interest rate swaps are principally used to convert fixed rate instruments to floating rates, primarily related to LIBOR. We use derivative contracts and structured notes to manage interest rate risk and foreign exchange risk, and also for asset liability management purposes.

EDC is wholly owned by the Government of Canada and our obligations are backed by the full faith and credit of the Government of Canada which holds an AAA credit rating. Therefore, there is no significant change in the value of our debt instruments that can be attributed to changes in our own credit risk.

LOANS PAYABLE

Loans payable (excluding derivatives) are comprised as follows:

(in millions of Canadian dollars)	Dec. 31, 2012			Dec. 31, 2011
	Designated at fair value through profit or loss	At amortized cost	Total	Designated at fair value through profit or loss	At amortized cost	Total
Short-term payables	4,435	–	4,435	3,567	–	3,567
Long-term payables due within current year over one year	5,482	–	5,482	5,426	1,016	6,442
	14,945	1,013	15,958	12,512	1,037	13,549
Total long-term payables	20,427	1,013	21,440	17,938	2,053	19,991
Accrued interest	–	5	5	–	12	12
Total loans payable	$24,862	$1,018	$25,880	$21,505	$2,065	$23,570

EDC Annual Report 2012 | 105

CONSOLIDATED FINANCIAL STATEMENTS

The amount to be paid at maturity on the debt designated at fair value through profit or loss is $24,317 million (2011 – $20,916 million), $545 million less than the December 2012 fair value (2011 – $589 million less than the December 31, 2011).

STRUCTURED NOTES

We have entered into a number of structured notes as part of our funding program. Structured notes are hybrid securities that combine debt instruments with derivative components.

Structured notes outstanding, included in loans payable, are as follows:

(in millions of Canadian dollars)	Dec. 31, 2012	Dec. 31, 2011
Zero coupon	320	611
Callable/extendible	97	258
Inverse floating rate note	40	58
Float to fixed	20	21
Dual currency	15	39
Total	$492	$987

We have executed swap contracts to mitigate interest rate risk and foreign exchange risk on these structured borrowings. These contracts ensure that we will receive proceeds from the swap to meet the requirements of settling and servicing the debt obligation. We have in substance created floating rate debt by issuing bonds at fixed rates and entering into swap contracts whereby we receive fixed rate interest and pay interest at a floating rate. In swapping out of the underlying bond issue, the potential interest rate risk has been converted to credit risk. Credit exposure on derivative instruments is further discussed in Note 17.

17. Derivative Instruments

We use a variety of derivative instruments to manage costs, returns and levels of financial risk associated with our funding, investment and risk management activities.

We currently use, but are not limited to, the following types of instruments:

Interest rate swaps – transactions in which two parties exchange interest flows on a specified notional amount on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest. Notional amounts upon which interest payments/ receipts are based are not exchanged.

Cross currency interest rate swaps – transactions in which two parties exchange currencies at inception and at maturity, as well as interest flows on the exchanged amounts on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest.

Foreign exchange swaps – commitments to exchange cash flows in different currencies where there are two exchanges, the first is made at the spot rate at inception and the second at a predetermined rate on a specified date in the future.

Foreign exchange forwards – commitments to exchange cash flows in different currencies, for which the foreign exchange rate is predetermined, at a specified date in the future.

Non-deliverable forwards – cash-settled, short-term forward contract, where the profit or loss at settlement date is calculated by taking the difference between the agreed upon exchange rate and the spot rate at the time of settlement, for an agreed upon notional amount of funds.

Non-deliverable foreign exchange swaps – a commitment to exchange cash flows in different currencies where there are two exchanges on pre-agreed dates and rates; with the unique characteristics that only the net value in a pre-agreed currency changes hands.

Credit default swaps – transactions between two counterparties that allow credit risks of a third-party reference entity or entities to be traded and managed. The buyer of credit protection pays a periodic fee to the protection seller over a specified term in return for compensation should a credit event (such as default or failure to pay) occur with the reference entity.

To diversify and reduce credit risk within our loan portfolio, we enter into credit default swap transactions that provide us with protection against credit risk. As at December 31, 2012 we held credit default swap protection against five single-name entities (December 31, 2011 – nine). In the past, to offset the cost of these transactions, we sold credit default swap protection on a series of collateralized debt obligations which contain a diversified group of corporate names. As at December 31, 2012 there was no outstanding credit default swap protection sold (December 31, 2011 – two).

106 | Adapting to the New Reality

In any transaction there is a potential for loss. This loss potential is represented by (1) credit risk, wherein the counterparty fails to perform an obligation as agreed upon, causing the other party to incur a financial loss, and (2) interest rate risk and foreign exchange risk, where an exposure exists as a result of changes in foreign exchange rates or interest rates.

We manage our exposure to interest rate risk and foreign exchange risk using limits developed in consultation with the Department of Finance and approved by our Board of Directors.

Both our internal policies and guidelines (established in the Risk Management Office and approved by our Board of Directors) and those set by the Minister of Finance limit our use of derivatives. We do not use derivatives for speculative purposes. We manage our exposure to derivative counterparty credit risk by contracting only with creditworthy counterparties, establishing netting agreements, and in certain cases entering into collateral agreements, using Credit Support Annex (CSA) with those counterparties. Collateral agreements provide for the posting of collateral by the counterparty when our exposure to that entity exceeds a certain threshold. Collateral is held by a third party custodian and at the end of December 2012 totalled $979 million (2011 – $788 million) and consists of AAA rated government issued securities. All derivative counterparties must have a minimum credit rating of A-. Any exception must be approved by the Board of Directors. Internal policies and procedures establish credit approvals, controls and monitoring. We do not anticipate any significant non-performance by the counterparties.

In 2012, we reviewed our contracts for embedded derivatives and determined they did not significantly modify the cash flows that otherwise would be required by the contract and consequently they need not to be presented separately in the consolidated statement of financial position.

Notional amounts are not recorded as assets or liabilities on our consolidated statement of financial position as they represent the face amount of the contract to which a rate or a price is applied to determine the amount of cash flows to be exchanged.

The remaining term to maturity for the notional amounts of our derivative contracts is as follows:

(in millions of Canadian dollars)	Dec. 31, 2012				Dec. 31, 2011
	Remaining term to maturity				Remaining term to maturity
	Under 1 year	1 to 3 years	Over 3 years	Total	Under 1 year	1 to 3 years	Over 3 years	Total
Interest rate swaps	4,355	6,333	2,788	13,476	3,337	4,232	4,349	11,918
Cross currency interest rate swaps	1,495	5,354	5,906	12,755	2,506	3,280	6,611	12,397
Foreign exchange swaps	2,146	–	–	2,146	2,673	–	–	2,673
Credit default swaps – protection purchased	119	263	–	382	589	107	269	965
Foreign exchange forwards	299	–	–	299	391	–	–	391
Non-deliverable forwards	60	–	–	60	414	64	–	478
Non-deliverable foreign exchange swaps	–	–	–	–	46	–	–	46
Credit default swaps – protection sold	–	–	–	–	(49)	–	–	(49)
Total derivative instruments	$8,474	$11,950	$8,694	$29,118	$9,907	$7,683	$11,229	$28,819

The following table provides the fair values for each category of derivative financial instrument:

(in millions of Canadian dollars)	Dec. 31, 2012	Dec. 31, 2011
Cross currency interest rate swaps	1,011	1,021
Interest rate swaps	289	292
Foreign exchange swaps	(44)	36
Credit default swaps – protection purchased	(24)	30
Credit default swaps – protection sold	–	(15)
Foreign exchange forwards	–	(1)
Total derivative instruments	$1,232	$1,363

The change in the fair value of the derivatives recognized in net income in 2012 amounted to a loss of $2 million (2011 – gain of $139 million).

EDC Annual Report 2012 | 107

CONSOLIDATED FINANCIAL STATEMENTS

18. Debt Instrument Maturities

We often combine debt instruments with derivative instruments to generate lower-cost funding. For example, a fixed rate debt issue can be combined with an interest rate swap to generate floating rate funding at a lower cost than issuing a floating rate note. The following table shows our resulting net fixed and floating rate debt positions, as well as the maturities and yields of those net positions. Although we measure our swaps and the majority of debt instruments at their fair value on the financial statements, they are shown below at their notional amounts in order to provide information on cash requirements at maturity of the instruments:

(in millions of Canadian dollars)	Dec. 31, 2012				Dec. 31, 2011
Year of maturity	Debt issues	Swap contracts	Net	Yield* (%)	Debt issues	Swap contracts	Net	Yield* (%)
Fixed rate issues
2012	–	–	–	–	5,833	(4,817)	1,016	4.64
2013	3,832	(3,832)	–	–	2,239	(2,239)	–	–
2014	3,899	(2,906)	993	3.19	2,870	(1,854)	1,016	3.19
2015	5,150	(5,150)	–	–	3,757	(3,757)	–	–
2016	2,029	(2,009)	20	8.16	2,159	(2,138)	21	8.16
2017	2,689	(2,689)	–	–	278	(278)	–	–
2018 to 2022	71	(71)	–	–	97	(97)	–	–
2023 and beyond	254	(254)	–	–	539	(539)	–	–
Subtotal	17,924	(16,911)	1,013	3.47	17,772	(15,719)	2,053	3.71

Floating rate issues
2012	–	–	–		4,091	4,653	8,744
2013	6,053	3,835	9,888		396	2,255	2,651
2014	1,214	2,714	3,928		585	1,677	2,262
2015	–	5,009	5,009		–	3,656	3,656
2016	–	1,934	1,934		–	2,081	2,081
2017	–	2,629	2,629		–	221	221
2018 to 2022	139	70	209		108	81	189
2023 and beyond	–	254	254		17	539	556
Subtotal	7,406	16,445	23,851	0.32	5,197	15,163	20,360	0.58
Total	$25,330	$(466)	$24,864		$22,969	$(556)	$22,413

*	Refers to yield to maturity for fixed rate issues, and yield to reset for floating rate issues.

At the end of December 2012, the contractual cash flows, including principal and interest, related to our debt portfolio are as follows:

(in millions of Canadian dollars)	Dec. 31, 2012					Dec. 31, 2011
	Under 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total	Under 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total
Debt	10,281	10,820	4,883	1,496	27,480	10,420	6,658	6,155	3,193	26,426
Swap contracts
Receivable	(4,186)	(8,591)	(4,860)	(1,353)	(18,990)	(5,234)	(4,619)	(6,140)	(3,037)	(19,030)
Payable	3,858	7,721	4,561	320	16,460	4,695	3,932	5,734	836	15,197
Total	$9,953	$9,950	$4,584	$463	$24,950	$9,881	$5,971	$5,749	$992	$22,593

Credit exposure and other details of derivative instruments are included as part of Note 17.

108 | Adapting to the New Reality

19. Policy and Claims Liabilities

The policy and claims liabilities broken down by program are as follows:

(in millions of Canadian dollars)	Dec. 31, 2012			Dec. 31, 2011
	Insurance	Reinsurance	Net liability	Insurance	Reinsurance	Net liability
Credit insurance	114	(8)	106	143	(10)	133
Contract insurance and bonding	96	(2)	94	122	(4)	118
Political risk insurance	373	(80)	293	610	(115)	495
Total	$583	$(90)	$493	$875	$(129)	$746

The policy and claims liabilities are comprised of the following components:

(in millions of Canadian dollars)	Dec. 31, 2012	Dec. 31, 2011
Deferred insurance premiums	100	93
Allowance for claims on insurance	483	782
Total policy and claims liabilities	$583	$875

During the year, the policy and claims liabilities were impacted by the following factors:

(in millions of Canadian dollars)	Dec. 31, 2012			Dec. 31, 2011
	Insurance	Reinsurance	Net liability	Insurance	Reinsurance	Net liability
Balance at beginning of year	875	(129)	746	640	(109)	531
Change in portfolio make-up and risk ratings	(259)	33	(226)	227	(16)	211
Update of actuarial assumptions	(23)	4	(19)	6	(13)	(7)
Change due to special assumptions and calculation platform change	–	–	–	(11)	13	2
Foreign exchange translation	(10)	2	(8)	13	(4)	9
Balance at end of year	$583	$(90)	$493	$875	$(129)	$746

20. Financing Commitments

We have three types of financing commitments.

The first type is undisbursed amounts on signed loan agreements totalling $13,382 million (2011 – $9,722 million). These commitments are immediately available to the obligor for drawdown subject to continued adherence to contractual covenants established under the financing agreements.

Undisbursed amounts on signed loan agreements with their committed fixed rates or committed floating rate spreads are outlined in the following table. All yields are computed on a weighted average basis and the spreads over floating interest rates represent the spreads over base rates which consist mainly of LIBOR for U.S. dollars.

(in millions of Canadian dollars)	Dec. 31, 2012					Dec. 31, 2011
	Fixed $	Estimated spot yield %	Floating $	Spread %	Total $	Fixed $	Estimated spot yield %	Floating $	Spread %	Total $
Commercial	569	3.16	12,728	1.87	13,297	314	4.54	9,202	1.83	9,516
Sovereign	44	5.93	41	3.19	85	103	5.93	103	3.33	206
Total	$613	3.36	$12,769	1.87	$13,382	$417	4.89	$9,305	1.85	$9,722

EDC Annual Report 2012 | 109

CONSOLIDATED FINANCIAL STATEMENTS

We also have loan commitments for which terms related to the transaction such as interest rate type and disbursement schedule have not yet been determined. This category of commitments includes letters of offer accepted and outstanding for loans of $3,857 million (2011 – $2,022 million) and loan guarantees of $52 million (2011 – $179 million) as well as unallocated, confirmed lines of credit of $111 million (2011 – $410 million).

We have $9 million of loan commitments for two obligors that are impaired.

The third type of financing commitments relate to investments and total $417 million (2011 – $283 million), of which all are commitments to investment funds. Commitments are generally drawn down over a five-year period and draw downs are normally at the discretion of the fund managers.

21. Contingent Liabilities

Our contingent liabilities include credit insurance, financial institutions insurance, contract insurance and bonding and political risk insurance policies and guarantees which represent direct risks undertaken. We increase our contingent liability by assuming exposure from other insurers. We reduce our contingent liability by ceding reinsurance to other insurance companies.

The credit insurance program protects exporters of goods and services trading on credit terms of up to a year against non-payment due to commercial and political risks. Commercial and political risks covered include buyer insolvency, default, repudiation of goods by buyer, contract cancellation and conversion and risk transfer, cancellation of export or import permits, or war-related risks. The financial institutions insurance program provides Canadian banks with credit risk and payment risk mitigation on terms usually not greater than one year. The contract insurance and bonding program provides cover for sales on exposure terms usually greater than one year and includes export credit insurance and guarantees, performance guarantees and surety, extending cover for risks inherent in performance related obligations. Political risk insurance provides risk protection for equity and other investments abroad.

At the end of December 2012, we had contingent liabilities of $23,636 million (2011 – $28,472 million) which mature as follows:

(in millions of Canadian dollars)	Dec. 31, 2012
	Credit insurance	Financial institutions insurance	Contract insurance and bonding	Political risk insurance	Guarantees	*	Total
2013	7,750	4,112	472	33	4,250		16,617
2014	–	5	370	83	3,815		4,273
2015	–	1	221	42	337		601
2016	–	–	43	313	244		600
2017	–	–	193	298	52		543
2018 – 2022	–	–	161	504	97		762
2023 and beyond	–	–	–	230	10		240
Total	$7,750	$4,118	$1,460	$1,503	$8,805		$23,636
*Includes $6,701 million of guarantees within the contract insurance and bonding program.
(in millions of Canadian dollars)	Dec. 31, 2011
	Credit insurance	Financial institutions insurance	Contract insurance and bonding	Political risk insurance	Guarantees	*	Total
2012	7,804	6,931	960	78	4,824		20,597
2013	–	35	455	138	4,216		4,844
2014	–	2	213	15	332		562
2015	–	1	201	37	96		335
2016	–	–	39	313	120		472
2017	–	–	175	469	68		712
2018 – 2022	–	–	162	477	61		700
2023 and beyond	–	–	–	241	9		250
Total	$7,804	$6,969	$2,205	$1,768	$9,726		$28,472

*	Includes $6,986 million of guarantees within the contract insurance and bonding program.

110 | Adapting to the New Reality

INSURANCE POLICIES

The major concentrations of risk by location are as follows:

CREDIT INSURANCE

(in millions of Canadian dollars)	Dec. 31, 2012				Dec. 31, 2011
	Credit insurance	Reinsurance assumed	Reinsurance ceded	Net credit insurance		Credit insurance	Reinsurance assumed	Reinsurance ceded	Net credit insurance
United States	3,702	42	(125)	3,619	United States	3,737	22	(72)	3,687
Canada	232	129	(13)	348	Canada	322	140	(7)	455
Japan	357	–	(10)	347	China	446	–	(2)	444
Indonesia	315	–	–	315	Indonesia	324	1	–	325
United King- dom	258	–	(15)	243	United Kingdom	289	1	(20)	270
Mexico	232	12	(5)	239	Japan	228	–	(1)	227
Other	2,690	1	(52)	2,639	Other	2,434	34	(72)	2,396
Total	$7,786	$184	$(220)	$7,750	Total	$7,780	$198	$(174)	$7,804

FINANCIAL INSTITUTIONS INSURANCE

(in millions of Canadian dollars)	Dec. 31, 2012		Dec. 31, 2011
China	1,012	China	1,973
Turkey	759	Turkey	1,022
India	497	India	722
Brazil	430	South Korea	475
South Korea	386	Brazil	465
Chile	302	Russia	391
Other	732	Other	1,921
Total	$4,118	Total	$6,969

CONTRACT INSURANCE AND BONDING

(in millions of Canadian dollars)	Dec. 31, 2012					Dec. 31, 2011
	Contract insurance and bonding	Reinsurance assumed	Net contract insurance and bonding	(2)		Contract insurance and bonding	Reinsurance assumed	Net contract insurance and bonding	(2)
Canada	44	1,045	1,089	(1)	Canada	31	1,542	1,573	(1)
United States	21	159	180		United States	50	163	213
China	45	–	45		China	87	–	87
United Arab Emirates	21	–	21		Mexico	63	–	63
Israel	16	–	16		United Arab Emirates	54	–	54
Other	103	6	109		Other	209	6	215
Total	$250	$1,210	$1,460		Total	$494	$1,711	$2,205

(1)	Of this amount, $243 million (2011 – $355 million) relates to our temporarily expanded mandate.
(2)	Excludes guarantees.

EDC Annual Report 2012 | 111

CONSOLIDATED FINANCIAL STATEMENTS

POLITICAL RISK INSURANCE

(in millions of Canadian dollars)	Dec. 31, 2012				Dec. 31, 2011
	Political risk insurance	Reinsurance assumed	Reinsurance ceded	Net political risk insurance		Political risk insurance	Reinsurance assumed	Reinsurance ceded	Net political risk insurance
Libya	300	–	–	300	Libya	300	–	–	300
China	39	179	–	218	Peru	366	–	(116)	250
Angola	271	–	(65)	206	China	29	183	–	212
Dominican Republic	316	–	(190)	126	Angola	277	–	(66)	211
Papua New Guinea	199	–	(99)	100	Thailand	188	–	(48)	140
Other	1,426	20	(893)	553	Other	1,320	61	(726)	655
Total	$2,551	$199	$(1,247)	$1,503	Total	$2,480	$244	$(956)	$1,768

GUARANTEES

We issue performance security guarantees which provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the buyer. Financial security guarantees are issued to provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the supplier and any foreign bank. Foreign exchange guarantees are also issued which provide a guarantee to secure the settlement risks associated with foreign exchange forward contracts. Each guarantee issued stipulates a recovery provision whereby the third party, the exporter, agrees to indemnify us should a payment be made under the guarantee. Unless otherwise stated, the indemnification agreement generally ranks as an unsecured liability of the exporter.

We issue loan guarantees to cover non-payment of principal, interest and fees due to banks and financial institutions providing loans to buyers of Canadian goods and services. Calls on guarantees result in our recognition of a loan asset within our financial statements and become a direct obligation of the buyer. At the end of December 2012, loan guarantees with performing obligors were $2,078 million of which $41 million were secured (2011 – $2,626 million in performing guarantees of which $53 million were secured). Our impaired guarantees were $26 million for 2012 of which $3 million are secured (2011 – $114 million of which none were secured).

At the end of December 2012, we have guarantees outstanding of $8,805 million (2011 – $9,726 million).

(in millions of Canadian dollars)	Dec. 31, 2012	Dec. 31, 2011
Contract insurance and bonding:
Performance security guarantees(1)	6,382	6,613
Foreign exchange guarantees	297	339
Financial security guarantees	22	34
Contract insurance and bonding guarantees	6,701	6,986
Loan guarantees(2)	2,104	2,740
Total	$8,805	$9,726

(1)	Includes $615 million of domestic performance security guarantees relating to our temporarily expanded mandate (2011 – $610 million).

(2)	Includes $64 million of domestic loan guarantees relating to our temporarily expanded mandate (2011 – $37 million).

Loan guarantees on the consolidated statement of financial position are comprised as follows:

(in millions of Canadian dollars)	Dec. 31, 2012	Dec. 31, 2011
Deferred guarantee fee revenue	51	60
Allowance for losses on loan guarantees	110	206
Total	$161	$266

We are involved in various legal proceedings in the ordinary course of business. Management does not expect the outcome of any of these proceedings to have a material effect on our consolidated financial position or our results of operations.

112 | Adapting to the New Reality

22. Reinsurance Agreements

We cede reinsurance to limit exposure to large losses. Reinsurance contracts do not relieve us of our obligations to the insured. However, they do provide for the recovery of claims arising from the liabilities ceded. We have treaty and facultative reinsurance agreements covering the credit insurance portfolio, some bonding obligors as well as some country political risk exposures. Our risk management group assesses and monitors counterparty risks of the reinsurers; management has determined that no additional allowance is required for this ceded exposure.

We have assumed export risks for a number of Canadian exporters under facultative arrangements with private credit insurers. For the surety bond insurance line of business, within the contract insurance and bonding program, we have general reinsurance agreements with several surety companies. In addition, we have assumed facultative reinsurance positions under our contract frustration, surety bonding and political risk insurance products.

The effect of reinsurance on our contingent liability is disclosed in Note 21 and the impact on premiums is as follows:

(in millions of Canadian dollars)	Dec. 31, 2012				Dec. 31, 2011
	Direct premium and guarantee fees	Reinsurance premium assumed	Reinsurance premium ceded	Total premium and guarantee fees	Direct premium and guarantee fees	Reinsurance premium assumed	Reinsurance premium ceded	Total premium and guarantee fees
Credit insurance	110	4	(6)	108	131	5	(7)	129
Financial institutions insurance	18	–	–	18	32	–	–	32
Contract insurance and bonding	44	6	(2)	48	51	8	(1)	58
Political risk insurance	32	2	(12)	22	24	–	(9)	15
Total	$204	$12	$(20)	$196	$238	$13	$(17)	$234

23. Insurance Risks

INSURANCE AND FINANCIAL RISK

The risks within our insurance program are mitigated by diversification across geographical markets, industries and a portfolio of insurance contracts across uncorrelated product lines. We further manage our risk through the application of a detailed underwriting process which ensures that exposures receive tiered levels of due diligence based on their size and level of risk. Our risk acceptance decisions are supported by the Corporation’s strong resources in the areas of economics, political risk and legal. Our risk management procedures also include the use of risk transfer arrangements.

The core operating principles for risk transfer activity are to (1) mitigate potential large losses due to existing high concentration in obligor, sector and country risk, (2) protect from credit deterioration within the portfolio, and (3) proactively acquire additional credit capacity.

We engage in various risk transfer activities primarily through co-insurance and reinsurance. Co-insurance can be defined as leveraging another insurer’s capacity by jointly sharing the risk of the original insurance policy. A co-insurance agreement is typically put in place at the time of origination of the transaction. Under this structure, we are not exposed to the credit risk of the co-insurer. Under a reinsurance structure, we assume the risk of the original policy, and cede that risk to a counterparty (the “reinsurer”). Under this structure, we are exposed to the credit risk of the reinsurer (referred to as counterparty risk.) To help mitigate this risk, our placement of reinsurance is diversified such that it is not dependent on a single reinsurer. Reinsurance counterparty exposure is managed under our reinsurance counterparty management procedures and monitored by our Market Risk Management team.

EDC Annual Report 2012 | 113

CONSOLIDATED FINANCIAL STATEMENTS

INSURANCE AND GUARANTEE CONTRACTS

We principally issue insurance to our customers to protect them against non-payment by an obligor and/or other losses due to political risk. Guarantees are typically issued to the counterparties of our customers in order to provide them with recourse should our customers not perform as contracted.

A. Credit Risk

Within our credit insurance, financial institutions insurance and contract insurance and bonding programs, our primary risk is credit risk. The credit risk may be that of our customers or their obligors. During our underwriting process, our assessment considers both an entity’s ability and willingness to pay. Ability to pay is primarily based on the financial strength, operations and leadership of the entity (commercial or sovereign) that is the source of our risk. Other factors such as their industry’s environment, the economy, as well as political and geographical events are also considered. Willingness to pay primarily involves an assessment of the entity’s payment history, reputation and governance.

B. Political Risk

Within our political risk insurance program, we primarily underwrite political risks as opposed to the credit risk as discussed above. Our assessment considers politically motivated events that may jeopardize our clients’ assets or income in a foreign market. As a baseline for our risk assessment of a given market we assess the transfer and convertibility of local currency, expropriation risk as well as the risk of political violence.

In addition to our risk management procedures discussed above, our Claims and Recoveries team thoroughly reviews debt files at all stages of the overdue, claim and recovery process. This team manages and pursues debt files so as to minimize losses. Continuously evolving documentation and analytical standards also ensure that the claims process and its outcomes are appropriate and consistent.

We also manage our exposure through policy structuring measures including the use of maximum liability amounts and risk sharing with our customers on certain contracts.

ACTUARIAL CALCULATION

PRINCIPAL RISKS

There is a limitation upon the accuracy of the policy and claims liabilities as there is an inherent uncertainty in any estimate of policy and claims liabilities. There is uncertainty in any estimate because future events could affect the ultimate claim amounts. Examples of future events include, but are not limited to:

(1)	economic cycles;
(2)	higher than anticipated claim loss development;
(3)	concentration of credit losses; and
(4)	geo-political considerations.

Therefore the actual ultimate claim amount may differ materially from estimates. However, we have employed standard actuarial techniques and appropriate assumptions to mitigate this risk.

KEY ASSUMPTIONS

The key risk components to the insurance provisioning exercise are claim frequency, claim severity, future claim development, and foreign exchange rates. These risk components are analyzed and estimated using EDC’s own loss experience. A qualitative component is added to these quantitative risk components as warranted by external factors as mentioned above.

SENSITIVITY ANALYSIS

The following table illustrates the impact on net income of variations in key risk components. A 10% change was applied to key risk components and the impact on policy and claims liabilities was quantified. The largest sensitivities pertain to claim frequency, claim severity and foreign exchange rates.

114 | Adapting to the New Reality

KEY RISKS SENSITIVITIES

(in millions of Canadian dollars)	Dec. 31, 2012
	Changes in assumptions	Impact on gross liabilities	Impact on net income
Frequency of claims	+10%	39	32
Frequency of claims	-10%	(41)	(33)
Severity of claims	+10%	41	35
Severity of claims	-10%	(42)	(35)
Foreign exchange rates	+10%	58	47
Foreign exchange rates	-10%	(48)	(39)
Claims development	+10%	5	5
Claims development	-10%	(5)	(5)

(in millions of Canadian dollars)	Dec. 31, 2011
	Changes in assumptions	Impact on gross liabilities	Impact on net income
Frequency of claims	+10%	45	36
Frequency of claims	-10%	(47)	(37)
Severity of claims	+10%	49	39
Severity of claims	-10%	(50)	(41)
Foreign exchange rates	+10%	63	48
Foreign exchange rates	-10%	(63)	(47)
Claims development	+10%	6	6
Claims development	-10%	(6)	(6)

CLAIMS DEVELOPMENT

As time passes the ultimate cost for the claims become more certain. The chart below compares actual claims with previous estimates for the credit insurance portfolio:

(in millions of Canadian dollars)
Underwriting Year	2008	2009	2010	2011	2012	Total
Estimate of cumulative claims:
At end of underwriting year	92	68	51	44	38
One year later	132	40	34	42
Two years later	115	38	33
Three years later	109	37
Four years later	105
Estimate of cumulative claims (at Dec. 31, 2012)	105	37	33	42	38	255
Cumulative incurred losses (at Dec. 31, 2012)	103	35	30	35	9	212
Effect of margin and discounting	2	–	–	1	4	7
2008 – 2012 Claim Liabilities (IBNR) (at Dec. 31, 2012)	$4	$2	$3	$8	$33	$50

EDC Annual Report 2012 | 115

CONSOLIDATED FINANCIAL STATEMENTS

24. Equity

EDC’s authorized share capital is $3.0 billion consisting of 30 million shares with a par value of $100 each. The number of shares issued and fully paid is 13.3 million (2011 – 13.3 million). These shares entitle our shareholder to receive a dividend from time to time. No shares were issued in 2012 (2011 – nil). In March 2012, a dividend of $500 million was paid to the Government of Canada (2011 – $350 million). The dividend per share in 2012 was $37.59 (2011 – $26.32).

25. Capital Management

EDC has a capital management process in place to ensure that we are appropriately capitalized and that our capital position is identified, measured, managed and regularly reported to the Board of Directors. We are not subject to externally imposed capital requirements.

Our primary objective with respect to capital management is to ensure that EDC has adequate capital to support the evolving needs of Canadian exporters and investors while remaining financially self-sustaining.

We manage our capital through a Board approved capital adequacy policy. Under our capital adequacy policy we determine whether we have adequate capital by comparing the supply of capital to the demand for capital. The policy also includes an eligible dividend methodology to guide the Board of Directors in determining a potential dividend amount. Demand for capital is calculated by a model which estimates the capital required to cover the extreme value of potential losses (including both expected and unexpected losses) arising from credit, interest rate, foreign exchange, operational and business risk. The supply of capital is determined by our financial statements and consists of paid-in share capital, retained earnings and allowances. Our capital adequacy policy was updated in 2012 to reflect the removal of strategic risk capital from the demand for capital calculation. Strategic risk capital was designated for facilitating higher risk business opportunities outside of our typical operational norm. The eligible dividend methodology was updated to capture our estimated need for capital related to this business while subjecting it to a foreign exchange test and to consider a standard set of stress tests which are performed according to current market practice.

A key principle in our capital management is the establishment of a target solvency standard or credit rating which determines the level of demand for capital that is required to cover EDC’s exposures in exceptional circumstances. We target a level of capitalization sufficient to cover potential losses consistent with a rating standard of AA.

The following table represents the breakdown of EDC’s supply of capital at December 31:

(in millions of Canadian dollars)	Dec. 31, 2012	Dec. 31, 2011
Allowance for losses on loans	1,182	1,680
Allowance for losses on loan commitments	58	41
Allowance for losses on loan guarantees	110	206
Allowance for claims on insurance	483	782
Reinsurers’ share of policy and claims liabilities	(90)	(129)
Share capital	1,333	1,333
Retained earnings	7,744	6,923
Supply of capital	$10,820	$10,836

116 | Adapting to the New Reality

26. Interest Rate Risk

The following table summarizes our interest rate risk based on the gap between the notional amount of assets and liabilities grouped by the earlier of contractual re-pricing or maturity dates. Notional amounts reflect our true exposure to re-pricing at various maturities. The differences between the notional amounts and the carrying values, the positions not subject to re-pricing risk and equity are presented in the non-interest rate sensitive column to ensure comparability with the consolidated statement of financial position. The effective interest rates shown indicate historical rates for fixed rate and floating rate instruments.

(in millions of Canadian dollars)	Immediately rate-sensitive	Up to 6 months	Over 6 to 12 months	Over 1 to 5 years	Over 5 years	Non-interest rate sensitive (2)	Dec. 31, 2012 Total
Assets
Cash and marketable securities	80	2,055	17	1,485	466	133	4,236

Gross loans receivable	226	21,799	452	3,675	3,024	1,160	30,336
Effective interest rate %	5.02%	2.89%	5.18%	5.30%	4.74%

Less:
Deferred revenue and other credits	–	–	–	–	–	(362)	(362)
Allowance for losses on loans	–	–	–	–	–	(1,182)	(1,182)

Aircraft under finance leases	–	5	5	69	–	1	80
Effective interest rate %	–	7.32%	7.32%	7.32%	–

Investments at fair value through profit or loss	–	–	–	–	–	429	429

Equipment available for lease, other assets and accrued interest	–	–	–	–	–	2,696	2,696
Total assets	$306	$23,859	$474	$5,229	$3,490	$2,875	$36,233

Liabilities and equity
Loans payable	–	10,918	409	13,688	315	550	25,880
Effective interest rate %	–	0.90%	2.87%	2.59%	7.95%

Total pay side instruments on swap contracts	–	21,376	84	–	–	6,870	28,330
Effective interest rate %	–	0.56%	0.43%	–	–

Total receive side instruments on swap contracts	–	(7,411)	(489)	(13,668)	(316)	(6,852)	(28,736)
Effective interest rate %	–	4.19%	4.66%	3.48%	4.11%

Cumulative foreign exchange translation on cross currency interest rate swaps(1)	–	–	–	–	–	406	406
Total loans payable							25,880
Other liabilities and deferred revenue	–	–	–	–	–	1,276	1,276

Equity						9,077	9,077
Total liabilities and equity	$–	$24,883	$4	$20	$(1)	$11,327	$36,233

At December 31, 2012
Total gap	306	(1,024)	470	5,209	3,491	(8,452)	–
Cumulative gap	306	(718)	(248)	4,961	8,452	–	–

Canadian dollar	183	1,081	48	229	213	(1,753)	–
Foreign currency	123	(2,105)	422	4,980	3,278	(6,699)	–
Total gap	$306	$(1,024)	$470	$5,209	$3,491	$(8,452)	$–

(1)	Due to foreign exchange translation, the pay and receive side instruments may not net to zero. This amount represents the difference caused by foreign exchange translation on the pay and receive side instruments on swap contracts.
(2)	Included in non-interest rate sensitive amounts are the differences between the carrying amounts and the notional amounts, foreign exchange contracts and foreign exchange forwards not sensitive to interest rates.

EDC Annual Report 2012 | 117

CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Canadian dollars)	Immediately rate-sensitive	Up to 6 months	Over 6 to 12 months	Over 1 to 5 years	Over 5 years	Non-interest rate sensitive (2)	Dec. 31, 2011 Total
Assets
Cash and marketable securities	90	1,690	104	1,372	505	125	3,886

Gross loans receivable	350	19,702	478	3,546	3,212	1,805	29,093
Effective interest rate %	5.43%	3.04%	5.33%	5.57%	5.12%

Less:
Deferred revenue and other credits	–	–	–	–	–	(558)	(558)
Allowance for losses on loans	–	–	–	–	–	(1,680)	(1,680)

Aircraft under finance leases	–	5	5	66	16	–	92
Effective interest rate %		7.31%	7.31%	7.36%	7.20%
Investments at fair value through profit or loss	–	–	–	–	–	385	385

Equipment available for lease, other assets and accrued interest	–	–	–	–	–	2,378	2,378
Total assets	$440	$21,397	$587	$4,984	$3,733	$2,455	$33,596

Liabilities and equity
Loans payable	–	7,561	3,644	10,886	878	601	23,570
Effective interest rate %	–	1.25%	3.36%	3.21%	5.81%

Total pay side instruments on swap contracts	–	19,979	409	–	–	6,884	27,272
Effective interest rate %	–	0.98%	–	–	–

Total receive side instruments on swap contracts	–	(6,142)	(3,036)	(10,930)	(879)	(6,916)	(27,903)
Effective interest rate %	–	4.19%	4.66%	3.48%	4.11%

Cumulative foreign exchange translation on cross currency interest rate swaps(1)	–	–	–	–	–	631	631
Total loans payable							23,570

Other liabilities and deferred revenue	–	–	–	–	–	1,770	1,770

Equity						8,256	8,256
Total liabilities and equity	$–	$21,398	$1,017	$(44)	$(1)	$11,226	$33,596

At December 31, 2011
Total gap	440	(1)	(430)	5,028	3,734	(8,771)	–
Cumulative gap	440	439	9	5,037	8,771	–	–

Canadian dollar	186	1,166	(200)	(462)	503	(1,193)	–
Foreign currency	254	(1,167)	(230)	5,490	3,231	(7,578)	–
Total gap	$440	$(1)	$(430)	$5,028	$3,734	$(8,771)	$–

(1)	Due to foreign exchange translation, the pay and receive side instruments may not net to zero. This amount represents the difference caused by foreign exchange translation on the pay and receive side instruments on swap contracts.
(2)	Included in non-interest rate sensitive amounts are the differences between the carrying amounts and the notional amounts, foreign exchange contracts and foreign exchange forwards not sensitive to interest rates.

118 | Adapting to the New Reality

27. Foreign Currency Balances

We have substantial assets and liabilities denominated in U.S. dollars and in other currencies. In addition, we have derivative instruments denominated in various currencies. The purpose of these derivative instruments is to minimize our cost of capital and optimize our yields, while remaining within treasury guidelines and limits approved by our Board of Directors.

The following table shows where we have used derivative instruments to manage the foreign currency exposures of our asset and liability positions. The net foreign currency exposure at the end of December 2012 (expressed in Canadian equivalent dollars) is as follows:

(in millions of Canadian dollars)	Dec. 31, 2012
							Net foreign	Foreign
	Assets			Liabilities			currency	exchange
	Gross	DI*	Net	Gross	DI*	Net	exposure	rate
U.S. dollars	27,980	132	28,112	(18,168)	(10,172)	(28,340)	(228)	0.9933
Euros	1,687	–	1,687	(6)	(1,680)	(1,686)	1	1.3107
Australian dollars	868	–	868	(3,146)	2,282	(864)	4	1.0321
British pounds	808	–	808	(2,476)	1,669	(807)	1	1.6138
Mexican peso	153	–	153	(22)	(129)	(151)	2	0.0771
Japanese yen	123	–	123	(438)	317	(121)	2	0.0115
Norwegian krone	92	–	92	(279)	187	(92)	–	0.1787
Polish zloty	75	–	75	–	(72)	(72)	3	0.3211
Czech koruna	64	–	64	–	(62)	(62)	2	0.0523
New Zealand dollars	35	–	35	(294)	257	(37)	(2)	0.8211
Tanzanian shilling	10	–	10	–	–	–	10	0.0006
Hong Kong dollars	1	–	1	(13)	13	–	1	0.1282
Turkish lira	–	–	–	(76)	76	–	–	0.5568
Brazilian real	–	–	–	(255)	256	1	1	0.4849
Swiss franc	–	–	–	(304)	304	–	–	1.0857
*DI represents derivative instruments. See Note 17.
(in millions of Canadian dollars)	Dec. 31, 2011
							Net foreign	Foreign
	Assets			Liabilities			currency	exchange
	Gross	DI*	Net	Gross	DI*	Net	exposure	rate
U.S. dollars	26,157	32	26,189	(17,187)	(9,287)	(26,474)	(285)	1.0164
Euros	1,260	–	1,260	(15)	(1,258)	(1,273)	(13)	1.3173
British pounds	997	–	997	(1,324)	330	(994)	3	1.5766
Australian dollars	654	–	654	(2,140)	1,464	(676)	(22)	1.0414
Japanese yen	287	–	287	(574)	287	(287)	–	0.0132
Mexican peso	164	–	164	–	(166)	(166)	(2)	0.0728
Polish zloty	67	–	67	–	(67)	(67)	–	0.2951
Czech koruna	63	–	63	–	(62)	(62)	1	0.0515
Brazilian real	45	–	45	–	(45)	(45)	–	0.5455
New Zealand dollars	42	–	42	–	(52)	(52)	(10)	0.7927
Hong Kong dollars	35	–	35	(276)	241	(35)	–	0.1309
Tanzanian shilling	11	–	11	–	(6)	(6)	5	0.0006
Turkish lira	–	–	–	(27)	27	–	–	0.5392
Swiss franc	–	–	–	(315)	315	–	–	1.0836
Swedish krona	–	–	–	(446)	446	–	–	0.1477
Norwegian krone	–	–	–	(457)	461	4	4	0.1701

*	DI represents derivative instruments. See Note 17.

EDC Annual Report 2012 | 119

CONSOLIDATED FINANCIAL STATEMENTS

28. Fair Value of Financial Instruments

Fair value represents our estimation of the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

As with any estimate, uncertainty is inherent due to the unpredictability of future events. In the case of estimating the fair value of our financial instruments, this uncertainty is magnified due to the large number of assumptions used and the wide range of acceptable valuation techniques. Estimates of fair values are based on market conditions at a certain point in time, and may not be reflective of future market conditions. Therefore, the estimates of the fair value of financial instruments outlined as follows do not necessarily reflect the actual values that may occur should the instruments be exchanged in the market.

(in millions of Canadian dollars)	Dec. 31, 2012		Dec. 31, 2011
	Carrying value	Fair value	Carrying value	Fair value
Assets
Performing fixed rate loans	7,462	8,237	7,481	7,768
Performing floating rate loans	20,666	20,774	18,364	17,132
Total performing loans receivable	28,128	29,011	25,845	24,900
Carrying value of individually impaired loans	838	838	1,178	1,178
Loans receivable and accrued interest and fees	28,966	29,849	27,023	26,078
Cash	80	80	90	90
Marketable securities:
At fair value through profit or loss	4,082	4,082	3,720	3,720
At amortized cost	74	75	76	76
Investments at fair value through profit or loss	429	429	385	385
Recoverable insurance claims	200	200	44	44
Derivative instruments	1,352	1,352	1,541	1,541
Liabilities
Accounts payable	113	113	159	159
Loans payable:
Designated at fair value through profit or loss	24,862	24,862	21,505	21,505
At amortized cost	1,018	1,060	2,065	2,155
Derivative instruments	120	120	178	178
Loan guarantees	161	161	266	266

We have controls and policies in place to ensure that our valuations are appropriate and realistic. In general, the methodologies, models and assumptions used to measure the fair value of our financial assets and liabilities are determined by our Market Risk Management team, which is not involved in the initiation of the transactions. The models, valuation methodologies, and market-based parameters and inputs that are used, are subject to regular review and validation, including a comparison with values from outside agencies. In limited circumstances where the valuation of a financial instrument is not independent from the initiation of the transaction, the resulting valuation is subject to review by a valuation committee.

The assumptions and valuation techniques that we use to estimate fair values are as follows:

LOANS RECEIVABLE

In order to estimate the fair value of our performing loans receivable (including accrued interest receivable), we separate them into risk pools and calculate the net present value of principal and interest cash flows. The discount rates are obtained from yield curves for each risk pool and are specific to the credit risk and term to maturity associated with each principal and interest cash flow.

The fair value of impaired loans is considered to be equal to their carrying value.

MARKETABLE SECURITIES

We estimate the fair value of marketable securities using observable market prices. If such prices are not available, we determine the fair value by discounting future cash flows using an appropriate yield curve.

120 | Adapting to the New Reality

INVESTMENTS

Our approach to fair value measurement has been derived by guidelines issued by the International Private Equity and Venture Capital (“IPEVC”) Valuation Guideline. Depending on the type of investment, we estimate fair value using one of the following: (i) market-based methodologies, such as the quoted share price or the price of recent investments; (ii) discounted earnings or cash flow approaches; or (iii) liquidation or asset-based methods. The valuations are established by management and reviewed and approved by an independent valuation committee with representatives from our Risk Management and Finance groups.

Significant assumptions used in the determination of fair value can include discount or capitalization rate, rate of return and the weighting of forecasted earnings.

RECOVERABLE INSURANCE CLAIMS

The fair value of recoverable insurance claims is considered to be equal to their carrying value.

LOANS PAYABLE

The fair value of our less complex loans payable is determined using the discounted cash flow method. Forward rates are used to value floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.

For our more complex loans payable which may include optionality, we estimate fair value using valuation models when independent market prices are not available. Inputs to these models include option volatilities and correlations in addition to interest rate yield curves and foreign exchange rates.

DERIVATIVE INSTRUMENTS

Foreign exchange forwards and foreign exchange swaps are valued by discounting the notional amounts using the respective currency’s yield curve and converting the amounts using the spot Canadian dollar exchange rate.

Interest rate and cross currency interest rate swaps are valued using a discounted cash flow method. Forward rates are used to determine floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.

For more complex swaps which may include optionality, including cross currency interest rate swaps, interest rate swaps, and non-deliverable forwards, the fair value is determined using models which are developed from recognized valuation techniques. Inputs to these models include option volatilities and correlations in addition to interest rate yield curves and foreign exchange rates. Credit default swaps are valued with the additional input of market based par credit default swap spreads or by using quoted prices from dealers where appropriate.

The valuations determined using the methodologies described above are adjusted for the credit risk of the counterparty where appropriate.

FINANCIAL INSTRUMENTS WITH CARRYING VALUE APPROXIMATING FAIR VALUE

Fair value is assumed to equal carrying value for cash, accounts payable and loan guarantees due to the short-term nature of these instruments.

FAIR VALUE HIERARCHY

The following table presents the fair value hierarchy for those items carried on our statement of financial position at fair value. The fair value hierarchy prioritizes the valuation techniques used to determine the fair value of a financial instrument based on whether the inputs to those techniques are observable or unobservable.

▶	Level 1 – fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

▶	Level 2 – fair values are determined using inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

▶	Level 3 – fair values are determined using inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

EDC Annual Report 2012 | 121

CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Canadian dollars)	Dec. 31, 2012				Dec. 31, 2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Marketable securities:
At fair value through profit or loss	2,131	1,951	–	4,082	2,029	1,691	–	3,720
Investments at fair value through profit or loss	–	–	429	429	–	–	385	385
Derivative instruments	–	1,288	64	1,352	–	1,517	24	1,541
Liabilities
Loans payable:
Designated at fair value through profit or loss	–	24,542	320	24,862	–	20,894	611	21,505
Derivative instruments	–	120	–	120	–	178	–	178

The following table summarizes the reconciliation of Level 3 fair values between 2011 and 2012 for investments at fair value through profit or loss, loans payable designated at fair value through profit or loss and derivative instruments.

(in millions of Canadian dollars)	Dec. 31, 2012
	Investments at fair value through profit or loss	Loans payable designated at fair value through profit or loss	Derivative instruments	Total
Balance at beginning of year	385	(611)	24	(202)
Unrealized gains (losses) included in income	(10)	(12)	55	33
Purchases of assets/issuances of liabilities	121	–	–	121
Matured assets/liabilities	–	288	(14)	274
Return of capital	(53)	–	–	(53)
Write-off	(10)	–	–	(10)
Foreign exchange translation	(4)	15	(1)	10
Balance at end of year	$429	$(320)	$64	$173
Total gains (losses) for the year included in comprehensive income for instruments held at end of the year	$3	$(36)	$35	$2

(in millions of Canadian dollars)	Dec. 31, 2011
	Investments at fair value through profit or loss	Loans payable designated at fair value through profit or loss	Derivative instruments	Total
Balance at beginning of year	317	–	–	317
Unrealized gains (losses) included in income	(14)	(64)	26	(52)
Purchases of assets/issuances of liabilities	106	(519)	(2)	(415)
Return of capital	(29)	–	–	(29)
Foreign exchange translation	5	(28)	–	(23)
Balance at end of year	$385	$(611)	$24	$(202)
Total gains (losses) for the year included in comprehensive income for instruments held at end of the year	$(7)	$(64)	$26	$(45)

Changes in valuation methods may result in transfers into or out of levels 1, 2, and 3. In 2012 there were no transfers between levels (2011 – none).

In 2012, a sensitivity analysis was performed using possible alternative assumptions to recalculate the fair value of our Level 3 financial instruments. The fair value of Level 3 financial instruments is in whole or in part based on unobservable inputs. In preparing financial statements, appropriate levels for these unobservable inputs parameters are chosen so that they are consistent with prevailing market evidence or management judgment.

122  |  Adapting to the New Reality

In order to perform our sensitivity analysis we adjusted the yield curve and volatility assumptions used to value our Level 3 loans payable and derivative assets. The results of our analysis on our Level 3 loans payable ranged from an unfavourable change of $15 million to a favourable change of $22 million. On our Level 3 derivative assets the impact ranged from an unfavourable change of $20 million to a favourable change of $11 million.

The effects of applying other possible alternative assumptions to our Level 3 Investments would range from a decrease of $3 million to an increase of $14 million of their fair value.

29. Financial Instrument Risks

The principal risks that we are exposed to as a result of holding financial instruments, are credit, market and liquidity risk.

CREDIT RISK

Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. We are exposed to credit risk on financial instruments under both our loans program and our treasury activities. Our objectives, policies and processes for managing credit risk as well as the methods we use to measure this risk are disclosed in the notes related to our derivative instruments and debt instruments, as well as in the text displayed in green font in management’s discussion and analysis on pages 66 to 67 of this annual report.

CONCENTRATION OF CREDIT RISK

Concentration of credit risk exposure exists when a number of counterparties operate in the same geographical market or industry, or engage in similar activities. Changes in economic or political conditions may affect their ability to meet obligations in a similar manner. We have limits in place to ensure that our exposure is not overly concentrated in any one country, industry or counterparty. Exposure in excess of these limits requires approval of our Board of Directors.

The following table provides a breakdown, by the country in which the risk resides, of the maximum gross exposure to credit risk of financial instruments:

(in millions of Canadian dollars)	Gross loans receivable	Loan guarantees	Investments	Marketable securities and derivative instruments	Dec. 31, 2012 Exposure		Dec. 31, 2011 Exposure
Country					$	%	$	%
United States	8,153	485	18	3,395	12,051	31	13,894	37
Canada	4,022	978	167	1,401	6,568	17	6,651	18
Brazil	2,252	51	14	–	2,317	6	1,456	4
Mexico	1,890	98	32	–	2,020	5	1,891	5
India	1,493	3	61	–	1,557	4	1,552	4
Australia	1,153	–	–	217	1,370	4	750	2
United Kingdom	863	–	19	297	1,179	3	1,025	3
Chile	1,136	–	–	–	1,136	3	960	3
Qatar	745	–	–	–	745	2	768	2
Germany	566	5	–	44	615	2	472	1
Other	8,063	484	118	234	8,899	23	8,226	21
Total	$30,336	$2,104	$429	$5,588	$38,457	100	$37,645	100

EDC Annual Report 2012 | 123

CONSOLIDATED FINANCIAL STATEMENTS

The concentration of credit risk by industry sector for our financial instruments is as follows:

(in millions of Canadian dollars)	Gross loans receivable	Loan guarantees	Investments	Marketable securities and derivative instruments	Dec. 31, 2012 Exposure		Dec. 31, 2011 Exposure
Industry					$	%	$	%
Commercial:
Aerospace	9,493	80	–	–	9,573	25	10,136	27
Extractive	8,472	279	13	–	8,764	23	6,835	18
Surface transportation	3,458	608	–	–	4,066	11	4,915	13
Financial institutions	1,036	28	167	2,105	3,336	9	3,233	9
Infrastructure and environment	2,693	306	70	–	3,069	8	3,094	8
Information and communication technology	2,550	140	107	–	2,797	7	2,855	8
Other	1,444	527	72	14	2,057	5	1,804	5
Total commercial	29,146	1,968	429	2,119	33,662	88	32,872	88
Sovereign	1,190	136	–	3,469	4,795	12	4,773	12
Total	$30,336	$2,104	$429	$5,588	$38,457	100	$37,645	100

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign exchange risk, interest rate risk, and other price risk. We are exposed to potential negative impacts on the value of financial instruments resulting from adverse movements in interest and foreign exchange rates. We have policies and procedures in place to ensure that interest rate and foreign exchange risks are identified, measured, managed and regularly reported to management and the Board of Directors.

INTEREST RATE RISK

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to potential adverse impacts on the value of financial instruments resulting from differences in the maturities or repricing dates of assets and liabilities, as well as from embedded optionality in those assets and liabilities.

FOREIGN EXCHANGE RISK

Foreign exchange risk is the potential adverse impact on the value of financial instruments resulting from exchange rate movements. We are exposed to foreign exchange rate risk when there is a mismatch between assets and liabilities in any currency.

Our objectives, policies and processes for managing market risk as well as a sensitivity analysis for our exposure to both interest rate and foreign exchange risk is disclosed in the text and tables displayed in green font in management’s discussion and analysis on pages 68 to 69 of this annual report.

LIQUIDITY RISK

Liquidity risk is the risk that we would be unable to honour daily cash commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. We maintain liquidity through a variety of methods such as holding cash and marketable securities and having access to commercial paper markets.

Our objectives, policies and processes for managing liquidity risk as well as the methods we use to measure this risk are disclosed in the text and tables displayed in green font in management’s discussion and analysis on pages 69 to 70 of this annual report.

124  |  Adapting to the New Reality

30. Loan Revenue

(in millions of Canadian dollars)	2012	2011
Loan interest – floating rate	551	469
Loan interest – fixed rate	385	425
Loan fee revenue	129	98
Impaired revenue	41	9
Other loan revenue	10	8
Total loan revenue	$1,116	$1,009

31. Marketable Securities Revenue

(in millions of Canadian dollars)	2012	2011
Instruments at fair value through profit or loss
Short-term instruments	5	5
Long-term instruments	31	41
Total marketable securities revenue	$36	$46

32. Interest Expense

(in millions of Canadian dollars)	2012	2011
Loans payable designated at fair value through profit or loss and related derivatives
Short-term payables	28	23
Long-term payables – floating	100	78
Long-term payables – fixed*	(33)	(26)
Loans payable carried at amortized cost
Long-term payables – fixed	71	78
Total interest expense on loans payable and related derivatives	166	153
Interest income on currency swaps related to capital	(66)	(70)
Other	8	10
Total interest expense	$108	$93

*	Includes interest on instruments with cash flows that offset the cash flows of some long-term payables carried at amortized cost.

33. Leasing and Financing Related Expenses

(in millions of Canadian dollars)	2012	2011
Maintenance and technical costs	4	4
Depreciation	18	16
Other	10	12
Total leasing and financing related expenses	$32	$32

EDC Annual Report 2012 | 125

CONSOLIDATED FINANCIAL STATEMENTS

34. Provision for (Reversal of) Credit Losses

The composition of the provision for credit losses, expressed on the consolidated statement of comprehensive income, is as follows:

(in millions of Canadian dollars)	2012	2011
Changes in portfolio composition(1)	(162)	(164)
Updates to independent variables:
Changes in collateral values	75	190
Updated probability of default rates(2)	(156)	(84)
Update to loss given default(3)	(63)	–
Changes in loss emergence period	(12)	50
Increased concentration threshold	(4)	(28)
Credit migration	(13)	186
Other	(5)	(25)
Provision for (reversal of) credit losses	$(340)	$125

(1)	Represents provision requirement (release) as a result of repayments, disbursements and new financing commitments.

(2)	Refer to Note 6. Included in this amount is $93 million due to the change in estimate.

(3)	Refer to Note 6. Included in this amount is $53 million due to the change in estimate.

(in millions of Canadian dollars)	2012	2011
Provision for (reversal of) losses on loans	(263)	162
Provision for (reversal of) losses on loan commitments	18	(53)
Provision for (reversal of) losses on loan guarantees	(95)	16
Provision for (reversal of) credit losses	$(340)	$125

35. Claims-Related Expenses (Recovery)

The composition of the claims-related expenses (recovery), expressed on the consolidated statement of comprehensive income, is as follows:

(in millions of Canadian dollars)	2012	2011
Claims paid	355	54
Claims paid – reinsured policies	3	1
Claims recovered	(22)	(40)
Actuarial increase/(decrease) in the net allowance for claims	(233)	179
Reinsurers’ share of claims recovered	–	1
Decrease/(increase) in recoverable insurance claims	(156)	50
Claims handling and settlement expenses	15	2
Total claims-related expenses (recovery)	$(38)	$247

36. Other Income (Expenses)

(in millions of Canadian dollars)	2012	2011
Net unrealized gain on derivatives related to loans payable	68	135
Net unrealized loss on loans payable designated at fair value through profit or loss	(36)	(147)
Net realized and unrealized gain (loss) on loan related credit default swaps	(70)	24
Net realized and unrealized gain on marketable securities at fair value through profit or loss	9	71
Net realized and unrealized gain (loss) on investments at fair value through profit or loss*	3	(7)
Foreign exchange translation gain (loss)	2	(23)
Other	8	8
Total other income (expenses)	$(16)	$61

* Refer to Note 7.

126  |  Adapting to the New Reality

We have designated the majority of our long-term bonds at fair value through profit or loss in order to obtain the same accounting treatment as their related derivatives. In general, these derivatives are entered into to manage interest and foreign exchange rate risks on the related bonds.

During both 2012 and 2011 most rates relevant to the valuation of our debt fell leading to a loss on our loans payable and a gain on the related derivatives. These same rates fell less than in 2011 leading to a smaller loss on loans payable and gain on the related derivatives. In accordance with IFRS, our debt is valued on the basis of our credit rating (AAA) while the related derivatives are valued based on curves that reflect the credit risk of the resulting exposure. In 2012, the credit exposure of these instruments decreased and this further contributed to the gain on the related derivatives.

In 2012, we recorded a net realized and unrealized loss of $70 million (2011 – gain of $24 million) on our portfolio of loan related credit default swaps. The loss is primarily related to a decrease in the fair value of the credit default swaps we bought to mitigate our credit exposure as the credit condition of the underlying entities improved during 2012.

The majority of our marketable securities are measured at fair value through profit or loss; consistent with our business model for managing these instruments. At the end of December 2012 realized and unrealized gains on marketable securities at fair value through profit or loss totalled $9 million (2011 – $71 million). The gain is less in 2012 as the rates applicable to the valuation of these instruments decreased less in 2012.

37. Administrative Expenses

(in millions of Canadian dollars)	2012	2011
Salaries and benefits	150	154
Pension, other retirement and post-employment benefits	62	30
Accommodation	26	20
Amortization and depreciation	29	25
Other	47	55
Total administrative expenses	$314	$284

38. Retirement Benefit Obligations

PENSION PLANS

The defined benefit component of the pension plan was established on April 24, 2000 and is available for employees hired prior to January 1, 2012. The plan provides benefits to retirees based on years of service and the best five consecutive years’ average salary of the employees. Upon retirement, the benefits are fully indexed to inflation. All permanent employees hired prior to January 1, 2012 are members of the Registered Pension Plan; however, employee contributions to the plan are optional.

Upon the establishment of the defined benefit pension plan, employees made an election to transfer their benefits from the Public Service Superannuation Fund. The related obligation and the assets to fund the plans that were transferred from the Government of Canada are included in the obligation and assets shown in the table on the next page.

Effective January 1, 2012, we established the defined contribution component for all new permanent employees hired on or after January 1, 2012. Pension benefits are based on the accumulation of contributions and investment income allocated to the employee’s account. Employee contributions are mandatory and may be 4%, 5% or 6% of an employee’s annual earnings. The contributions are invested as directed by each employee from a selection of investment options that are authorized by the Pension Plan. We match the employee’s contribution based on points determined by an employee’s age and years of eligible service.

We maintain a registered and a supplemental pension plan for both the defined contribution and defined benefit plans. The purpose of the Supplementary Retirement Plan is to supplement benefits to those members whose benefits and/or contributions under the registered plan are affected by Income Tax Act maximums. It does so by increasing their benefits to the level which would be payable under the Registered Pension Plan if these maximums did not apply.

For 2012 the average remaining working lives of employees participating in the pension plans was 11 years (2011 – 11 years).

EDC Annual Report 2012 | 127

CONSOLIDATED FINANCIAL STATEMENTS

Our appointed actuaries measure the defined benefit obligations and the fair value of the plans’ assets for accounting purposes as at December 31 of each year. We fund our defined benefit pension plans in accordance with actuarially determined amounts required to satisfy employee benefit obligations under current federal pension regulations. The most recent funding valuation for the Registered Pension Plan was as at December 31, 2011. The next required valuation, to be completed in 2013, will be as at December 31, 2012. For the Supplementary Retirement Plan, an annual funding valuation is prepared as at December 31 each year.

OTHER BENEFIT PLANS

We maintain a retiring allowance program and provide certain life insurance, health and dental care benefits to retired employees. These plans are funded as the cost of benefits is incurred and costs are accrued based on actuarial calculations. In 2011, EDC announced changes to both our Severance Policy and our Supplementary Death Benefit.

▶	Effective July 1, 2013, employees will no longer accumulate service in respect of the retiring allowance portion of the corporate Severance Policy. Service accumulated as at July 1, 2013 will be banked and the relevant retiring allowance will be paid out, as per the policy, when the employee leaves the Corporation. As the defined benefit obligation is only reflective of service to date, this change in policy will not impact the pension obligation until the effective date.

▶	Effective July 1, 2013, the Supplementary Death Benefit will be cancelled. The cancellation of this benefit resulted in a reduction of the defined benefit obligation for other benefit plans of $1.8 million of which $1 million was recognized immediately in the 2011 defined benefit expense as it represented a vested past service cost benefit. The remainder of the impact was included in unrecognized past service benefit – non-vested and was partially amortized in 2012 using the corridor approach. The unamortized balance will be recognized in equity at January 1, 2013 as part of the transition to the revised IAS 19 standard.

For 2012 the average remaining working lives of employees participating in the other benefit plans was 13 years (2011 – 14 years).

The following table presents the financial position of our retirement benefit obligations:

(in millions of Canadian dollars)	Dec. 31, 2012			Dec. 31, 2011
	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans
Defined benefit obligation:
Obligation beginning of year	630	52	139	471	35	103
Current service costs	29	2	8	20	2	6
Interest cost on benefit obligation	30	2	7	27	2	6
Employee contributions	7	–	–	7	–	–
Actuarial (gain) loss on benefit obligation	(18)	(6)	(2)	119	14	27
Benefits paid	(18)	(1)	(2)	(14)	(1)	(1)
Past service costs	–	–	–	–	–	(2)
Defined benefit obligation at end of year	660	49	150	630	52	139
Fair value of plan assets:
Fair value at beginning of year	444	44	–	396	46	–
Expected return on plan assets	30	1	–	31	2	–
Actuarial gain (loss) on plan assets	14	1	–	(24)	(3)	–
Employer contributions	63	4	2	48	–	1
Employee contributions	7	–	–	7	–	–
Benefits paid	(18)	(1)	(2)	(14)	(1)	(1)
Fair value at end of year	540	49	–	444	44	–
Funded status – plan (deficit) surplus	(120)	–	(150)	(186)	(8)	(139)
Unamortized net actuarial loss	153	13	37	197	22	41
Unrecognized past service cost (benefit) non-vested	–	–	(1)	–	–	(1)
Defined benefit asset (liability)	$33	$13	$(114)	$11	$14	$(99)

The unamortized net actuarial loss in our Registered Pension Plan was $153 million (2011 – $197 million; which exceeded 10% of the defined benefit obligation by $87 million (2011 – $134 million) at the end of December 2012. Using the corridor method the excess amount is being amortized on a straight-line basis to pension expense over the expected average remaining working lives of employees participating in the plan. Effective January 1, 2013 under the revised IAS 19 standard the corridor method will no longer be permitted and the unamortized actuarial losses will be recognized in equity upon transition at January 1, 2013. Subsequent to January 1, 2013 any actuarial gains/losses will be recorded in other comprehensive income.

128  |  Adapting to the New Reality

ASSET MIX

Plan assets are invested in debt securities, equity securities, real estate and held in cash. For the Registered Pension Plan, the target allocation percentages are 30% in debt securities, 55% in equity securities and 15% in real estate. The actual investment allocations at the end of December 2012 were 31% in debt securities, 54% in equity securities (2011 – 34% and 53%), and 15% in real estate (2011 – 13%). For the Supplementary Retirement Plan, the target is 100% in equity securities, net of the cash in a refundable tax account as prescribed by Canada Revenue Agency. This resulted in actual investment allocations of 54% in cash and 46% in equity securities at the end of 2012 (2011 – 55% and 45%).

IAS 19 requires entities to disclose the defined benefit obligation, plan assets, surplus or deficit and the experience adjustments arising on plan assets and liabilities for the current annual period and previous four annual periods. Upon transition to IFRS, we elected to disclose this information prospectively from the date of transition. Additional years’ information will be included as it becomes available.

Amounts for the current and previous two years are as follows:

(in millions of Canadian dollars)	Dec. 31, 2012			Dec. 31, 2011
	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans
Defined benefit obligation	660	49	150	630	52	139
Plan assets	540	49	–	444	44	–
Deficit	(120)	–	(150)	(186)	(8)	(139)
Experience adjustments on plan liabilities	(18)	(6)	(1)	3	(5)	(1)
Experience adjustments on plan assets	14	1	–	(24)	(3)	–

(in millions of Canadian dollars)	Dec. 31, 2010
	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans
Defined benefit obligation	471	35	103
Plan assets	396	46	–
Surplus (deficit)	(75)	11	(103)
Experience adjustments on plan liabilities	2	(1)	4
Experience adjustments on plan assets	4	–	–
DEFINED BENEFIT EXPENSE
(in millions of Canadian dollars)	2012			2011
	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans
Current service costs	29	2	8	20	2	6
Interest cost on benefit obligation	30	2	7	27	2	6
Expected return on plan assets	(30)	(1)	–	(31)	(2)	–
Actuarial loss recognized during the period	11	2	2	1	–	–
Past service cost benefit-vested	–	–	–	–	–	(1)
Total expense recognized in profit or loss*	$40	$5	$17	$17	$2	$11
Actual return on plan assets	$44	$2	$–	$7	$(1)	$–

*An additional $212 thousand was recognized in profit or loss relating to the defined contribution plan.

TOTAL CASH PAYMENTS

Total cash payments for our retirement benefit obligations in 2012 totalled $68 million (2011 – $50 million). The payments consisted of cash contributions to the pension plans and payments paid directly to beneficiaries for the unfunded other benefit plans. Included in total cash payments in 2012 was $42 million (2011 – $28 million) in additional contributions to the Registered Pension Plan in relation to a plan deficit identified as a result of the funding valuations for 2011, 2010, 2009 and 2008 and a $4 million special contribution to the Supplementary Retirement Plan in relation to a plan deficit identified as a result of the 2011 funding valuation. In addition, $212 thousand in contributions were made to the defined contribution plan in 2012. We expect to contribute $62 million to the pension plans in 2013 which includes $59 million in contributions to the Registered Pension Plan and $3 million for the other benefit plans.

EDC Annual Report 2012 | 129

CONSOLIDATED FINANCIAL STATEMENTS

Assumptions	Dec. 31, 2012			Dec. 31, 2011
(Weighted average)	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans
Defined benefit obligation:
Discount rate	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%
Rate of compensation increase	3.25% to	3.25% to	3.25% to	3.25% to	3.25% to	3.25% to
	5.65%	5.65%	5.65%	5.60%	5.60%	5.60%
Benefit costs:
Expected rate of return on plan assets	6.50%	3.25%	n/a	7.50%	3.75%	n/a
Discount rate on projected defined benefit obligation	4.50%	4.50%	4.50%	5.50%	5.50%	5.50%
Inflation	2.25%	2.25%	2.25%	2.25%	2.25%	2.25%
Rate of compensation increase	3.25% to	3.25% to	3.25% to	3.25% to	3.25% to	3.25% to
	5.65%	5.65%	5.65%	5.60%	5.60%	5.60%

As per IAS 19, the discount rate used to determine the defined benefit obligations should be based on market rates for high-quality corporate bonds that match the currency and estimated term of the obligations. Given the long-term nature of pension plan obligations, the yields for bonds with long terms to maturity are most important. In a market such as Canada, high-quality long-term corporate bonds are few in number. Due to this lack of depth in the long-term market, it is necessary to extrapolate the long end of the high-quality corporate bond yield curve with additional data points. Our methodology used to set the discount rate is based on the Canadian Institute of Actuaries’ (CIA) preferred methodology which supplements the long-end of the curve by including Canadian provincial bonds rated AA with an adjustment to account for credit risk differentials when compared to corporate bond yields. We have further refined this model in deriving our discount rate of 4.50% which was then used to determine the defined benefit obligation for 2012.

The rate of compensation increase used for the defined benefit obligation represents a long-term assumption and includes components for inflation, productivity increases and merit and promotion adjustments.

The expected rate of return on plan assets is determined based on the target asset mix of the portfolio set out in the investment policy and on expected long-term real returns of the different asset classes.

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics in the form of post-retirement mortality table. Consistent with 2011, the table used for 2012 was UP94 with dynamic projection (generational) using scale AA. These tables translate the average life expectancy of a pensioner retiring at age 65 into years.

For the other benefit plans, the initial annual rate of increase for covered medical care benefits is assumed to be 7.36% (2011 – 7.93%). This rate is projected to trend down over five years to an ultimate rate of 4.50% for 2017 (2011 – 4.50% for 2017) and subsequent years. For dental care, the trend rate used was consistent with 2011 at 4.50%.

SENSITIVITY ANALYSIS

The following table outlines the potential impact of changes in certain key assumptions used in measuring the defined benefit obligations and benefit costs. The sensitivity analysis contained in this table is hypothetical and should be used with caution.

(in millions of Canadian dollars)	2012
	Registered Pension Plan		Supplementary Retirement Plan		Other benefit plans
Sensitivity of Assumptions	Obligation	Expense	Obligation	Expense	Obligation	Expense
Discount rate	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%
Impact of: 1% increase ($)	(111)	(18)	(8)	(1)	(27)	(4)
1% decrease ($)	148	24	10	2	37	5
Expected long-term rate of return on assets	n/a	6.50%	n/a	3.25%	n/a	n/a
Impact of: 1% increase ($)	n/a	(5)	n/a	–	n/a	n/a
1% decrease ($)	n/a	5	n/a	–	n/a	n/a
Rate of compensation increase*	3.25% to	3.25% to	3.25% to	3.25% to	3.25% to	3.25% to
	5.65%	5.65%	5.65%	5.65%	5.65%	5.65%
Impact of: 1% increase ($)	24	6	10	3	2	–
1% decrease ($)	(24)	(6)	(6)	(2)	(2)	–

* The rate of compensation increase includes a promotional component which varies by years of service for each individual employee.

130 | Adapting to the New Reality

The financial health of a pension plan is measured by actuarial valuations, which are prepared on both a going-concern and a solvency basis. The EDC Registered Pension Plan ratios as at December 31, 2011 were 87.9% on a going-concern basis and 62.4% on a solvency basis. Since EDC’s solvency ratio for the Registered Pension Plan is less than 100%, we are required by federal pension legislation to make special monthly solvency contributions. During 2012 we contributed special payments of $42 million into the Registered Pension Plan and will continue to remit all required solvency payments. The solvency ratio for the Supplementary Retirement Plan as at December 31, 2011 was 91.5% and EDC made a special contribution of $4 million to this plan in 2012 in order to eliminate this deficit. The next formal valuations will be conducted by the plans’ actuaries in 2013 and will be as at December 31, 2012.

A one percentage point increase in assumed health care cost trends would have increased the service and interest costs by $3.8 million (2011 – $2.6 million) and the obligation by $35.2 million (2011 – $31.6 million). A one percentage point decrease in assumed health care cost trends would have decreased the service and interest costs and the obligation by $2.7 million (2011 – $1.9 million) and $25.9 million (2011 – $23.3 million).

39. Related Party Transactions

We enter into transactions with other government departments, agencies and Crown corporations in the normal course of business, under terms and conditions similar to those that apply to unrelated parties. The following disclosure is in addition to the related party disclosure provided elsewhere in these financial statements. All material related party transactions are either disclosed below or in the relevant notes. These transactions are measured at their exchange amounts.

CANADA ACCOUNT ADMINISTRATIVE EXPENSE RECOVERY

As described in Note 40, we enter into certain financial and contingent liability transactions on behalf of the Government of Canada known as “Canada Account” transactions. We are compensated for expenses and overhead relating to Canada Account activities. In 2012, we retained $5 million (2011 – $7 million) from Canada Account receipts and recoveries for these expenses and overhead. These amounts are netted against administrative expenses on the consolidated statement of comprehensive income.

KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel include the Board of Directors and the Executive Management team. Compensation paid or payable to key management personnel during the year, including non-cash benefits subject to income tax, was as follows:

(in millions of Canadian dollars)	2012	2011
Salaries and other short-term benefits	4	4
Post-employment benefits	2	1
Total	$6	$5

40. Canada Account Transactions

Pursuant to the Act, the Minister, with the concurrence of the Minister of Finance, may authorize us to undertake certain financial and contingent liability transactions on behalf of the Government of Canada. These transactions and the legislative authorities that underlie them have come to be known collectively as “Canada Account”. Accounts for these transactions are maintained separately from our accounts and are consolidated annually as at March 31 with the financial statements of the Government of Canada, which are reported upon separately by the Government and audited by the Auditor General of Canada. The assets under the Canada Account, mainly loans receivable and accrued interest and fees recorded in accordance with the accounting policies and practices of the Government of Canada, amounted to $3,722 million at the end of December 2012 (2011 – $3,894 million).

The Act allows the Canada Account to have outstanding loans and commitments to borrowers, and arrangements giving rise to contingent liabilities under contracts of insurance and other agreements up to a maximum of $20 billion. The position against this limit at December 31, determined in accordance with the requirements of the Act, was $3.4 billion (2011 – $3.7 billion). The position against the statutory limit increases accordingly as we sign each new obligation that has the effect of extending credit or giving rise to a contingent liability.

EDC Annual Report 2012 | 131

TEN-YEAR REVIEW

STATEMENT OF FINANCIAL POSITION

as at December 31 (in millions of Canadian dollars)	2012(1)	2011(1)	2010(1)
Gross loans receivable	30,336	29,093	26,997
Accrued interest and fees receivable(3)	157	145	163
Deferred loan revenue and other credits	(362)	(558)	(549)
Risk mitigation insurer’s share of loan allowance	–	–	–
Allowance for losses on loans	(1,182)	(1,680)	(1,561)
Net loans receivable	28,949	27,000	25,050
Equipment available for lease	525	55	143
Net investment in aircraft under finance leases	80	92	99
Investments at fair value through profit or loss(2)	429	385	317
Cash and marketable securities	4,236	3,886	3,803
Reinsurers’ share of policy and claims liabilities	90	129	109
Property, plant and equipment	66	74	33
Intangible assets	38	40	42
Other assets	1,820	1,935	2,286
Total Assets	$36,233	$33,596	$31,882

Loans payable	25,880	23,570	22,484
Other liabilities	474	588	459
Allowance for losses on loan commitments(4)	58	41	93
Policy and claims liabilities	583	875	640
Loan guarantees(5)	161	266	245
Total liabilities	27,156	25,340	23,921
Share capital	1,333	1,333	1,333
Retained earnings	7,744	6,923	6,628
Accumulated other comprehensive income (loss)	–	–	–
Equity	9,077	8,256	7,961
Total Liabilities and Equity	$36,233	$33,596	$31,882

(1)	2009 through 2003 numbers are based on previous Canadian GAAP; 2012, 2011 and 2010 are based on IFRS.

(2)	Title has been updated to investments at fair value through profit or loss from equity financing at fair value through profit or loss.

(3)	Accrued loan interest and fees were reclassified to loans receivable for IFRS presentation purposes. For 2009 through 2003, accrued loan interest and fees is included in other assets.

(4)	2009 through 2003 allowance for losses on loan commitments includes allowance for losses on loan guarantees. In 2012, 2011 and 2010 allowance for losses on loan guarantees is included with loan guarantees.

(5)	Loan guarantees include deferred guarantee fee revenue and allowance for losses on loan guarantees. 2009 through 2003 allowance for losses on loan guarantees is grouped with allowance for losses on loan commitments and guarantees and deferred guarantee fee revenue is grouped with loans receivable.

132 | Adapting to the New Reality

2009(1)	2008(1)	2007(1)	2006(1)	2005(1)	2004(1)	2003(1)
26,823	30,898	19,108	19,581	17,306	19,419	21,459
–	–	–	–	–	–	–
(556)	(689)	(589)	(825)	(1,053)	(1,289)	(1,487)
–	–	–	61	124	–	–
(1,948)	(1,928)	(1,316)	(1,674)	(2,148)	(2,674)	(3,290)
24,319	28,281	17,203	17,143	14,229	15,456	16,682
315	334	372	233	114	–	–
113	142	122	–	–	–	–
196	150	95	58	44	44	40
5,432	3,843	2,528	3,353	3,263	2,894	2,576
159	157	88	67	40	59	120
17	15	7	7	9	10	13
41	36	32	28	31	37	44
2,306	2,298	2,642	1,936	1,999	2,250	1,682
$32,898	$35,256	$23,089	$22,825	$19,729	$20,750	$21,157

24,435	25,882	15,583	15,140	13,424	15,545	17,325
369	1,627	375	787	596	696	497
713	807	564	394	355	448	472
793	824	543	518	590	584	628
–	–	–	–	–	–	–
26,310	29,140	17,065	16,839	14,965	17,273	18,922
1,333	983	983	983	983	983	983
5,317	5,077	5,121	5,003	3,781	2,494	1,252
(62)	56	(80)	–	–	–	–
6,588	6,116	6,024	5,986	4,764	3,477	2,235
$32,898	$35,256	$23,089	$22,825	$19,729	$20,750	$21,157

EDC Annual Report 2012 | 133

TEN-YEAR REVIEW

STATEMENT OF COMPREHENSIVE INCOME

for the year ended December 31 (in millions of Canadian dollars)	2012(1)	2011(1)	2010(1)
Financing and investment revenue:
Loan	1,116	1,009	1,004
Finance lease	6	7	8
Operating lease	17	21	32
Debt relief	–	4	25
Marketable securities	36	46	47
Investments	4	12	8
Total financing and investment revenue	1,179	1,099	1,124
Interest expense	108	93	147
Leasing and financing related expenses	32	32	53
Net Financing and Investment Income	1,039	974	924

Loan Guarantee Fees	38	32	33

Insurance premiums and guarantee fees	204	238	210
Reinsurance assumed	12	13	11
Reinsurance ceded	(20)	(17)	(11)
Net Insurance Premiums and Guarantee fees	196	234	210

Other income (expenses)	(16)	61	(49)
Administrative expenses	314	284	273
Income before Provision and Claims-Related Expenses (Recovery)	943	1,017	845

Provision for (Reversal of) Credit Losses	(340)	125	(631)
Claims-Related Expenses (Recovery)	(38)	247	1
Net Income	1,321	645	1,475
Other comprehensive income	–	–	–
Comprehensive Income	$1,321	$645	$1,475

(1)	2009 through 2003 numbers are based on previous Canadian GAAP; 2012, 2011 and 2010 are based on IFRS.

134 | Adapting to the New Reality

2009(1)	2008(1)	2007(1)	2006(1)	2005(1)	2004(1)	2003(1)

1,321	1,355	1,405	1,174	1,155	1,148	1,249
9	9	8	–	–	–	–
32	43	37	4	–	–	–
49	–	1	261	64	43	56
41	81	123	123	123	63	60
3	2	1	–	–	–	–
1,455	1,490	1,575	1,562	1,342	1,254	1,365
381	611	717	628	494	345	404
68	43	46	19	–	–	–
1,006	836	812	915	848	909	961

24	20	14	12	9	8	7

197	171	149	147	147	153	140
–	–	–	–	–	–	–
–	–	–	–	–	–	–
197	171	149	147	147	153	140

(76)	(13)	45	9	–	(7)	7
246	240	219	203	182	178	173
905	774	801	880	822	885	942

431	346	196	(301)	(554)	(312)	644
216	222	132	(75)	41	98	140
258	206	473	1,256	1,335	1,099	158
–	–	–	(34)	(48)	143	–
$258	$206	$473	$1,222	$1,287	$1,242	$158

EDC Annual Report 2012 | 135

TEN-YEAR REVIEW

CORPORATE ACCOUNT

FINANCIAL ARRANGEMENTS FACILITATED (in millions of Canadian dollars)	2012(1)	2011(1)	2010(1)
Financing
Direct financing	13,754	13,734	12,472
Guarantees	864	893	936
Total	14,618	14,627	13,408

Insurance
Credit insurance	54,087	62,872	52,073
Financial institutions insurance	9,295	13,914	8,324
Contract insurance and bonding	531	1,049	2,514
Political risk insurance(2)	2,855	2,859	2,420
Guarantees	6,063	7,179	5,877
Total	72,831	87,873	71,208

FINANCIAL AND OTHER DATA
Financing (in millions of Canadian dollars)
Value of gross loans receivable	30,336	29,093	26,997
Value of investments	429	385	317
Value of undisbursed loans(3)	13,382	9,722	8,775
Value of undisbursed investments	417	283	314
Value of loan disbursements(3)	11,887	10,393	10,095
Value of disbursements for investments	121	106	117
Value of liability on loan guarantees	1,907	2,506	2,304
Undisbursed amounts on loan guarantees	197	234	243
Amounts available for allocation under confirmed LOC	111	410	384
Loan amounts rescheduled	–	4	25
Loan amounts written off	408	76	75
Number of current lines of credit and protocols	37	56	57

Insurance (in millions of Canadian dollars)
Value of liability on insurance and guarantees	21,532	25,732	23,171
Value of claims paid	358	55	126
Value of claims recovered	22	40	36
Value of claims outstanding at end of year	627	381	440
Value of claims under consideration at end of year	11	315	8
Number of policies issued	7,525	7,913	9,714
Number of insurance policies and guarantees in force	8,214	8,665	9,238

(1)	2009 through 2003 numbers are based on previous Canadian GAAP; 2012, 2011 and 2010 are based on IFRS.

(2)	Figures prior to 2007 were not restated to reflect current presentation.

(3)	Includes investments prior to 2006.

136  |  Adapting to the New Reality

2009(1)	2008(1)	2007(1)	2006(1)	2005(1)	2004(1)	2003(1)

11,148	12,966	11,362	8,665	4,298	5,075	4,763
761	1,120	1,222	1,313	793	1,077	1,176
11,909	14,086	12,584	9,978	5,091	6,152	5,939

52,658	56,304	44,661	41,580	40,659	39,192	36,722
6,037	5,124	2,776	1,336	906	985	545
3,733	3,736	3,935	5,494	4,566	3,450	4,078
2,622	2,432	2,989	4,845	3,892	3,501	3,332
5,810	4,137	3,077	2,858	2,330	1,623	1,244
70,860	71,733	57,438	56,113	52,353	48,751	45,921

26,823	30,898	19,108	19,581	17,306	19,419	21,459
196	150	95	58	44	44	40
8,814	8,024	6,096	3,913	2,994	2,794	3,040
367	279	143	85	–	–	–
10,555	13,324	9,972	8,321	4,574	4,172	4,194
74	96	56	22	–	–	–
3,166	3,612	2,549	2,442	1,470	1,909	1,820
392	553	418	537	1,004	820	509
459	509	2,373	2,607	2,550	1,682	1,732
53	–	2	251	128	64	232
58	5	21	6	39	81	113
71	72	65	69	60	47	61

22,395	24,075	17,609	16,299	14,060	12,175	11,468
258	104	60	59	46	68	80
20	24	15	38	32	25	31
422	266	171	199	221	261	282
32	32	5	17	25	38	52
10,573	10,120	9,708	10,458	10,427	10,756	10,184
9,252	9,328	9,330	9,104	8,748	8,209	7,491

EDC Annual Report 2012 | 137

TEN-YEAR REVIEW

CANADA ACCOUNT

FINANCIAL ARRANGEMENTS FACILITATED (in millions of Canadian dollars)	2012	2011		2010
Financing
Direct financing	1	–		76

Insurance
Credit insurance	41	44		129
Financial institutions insurance	–	–		–
Contract insurance and bonding	–	–		–
Political risk insurance	–	–		–
Subtotal	41	44		129
Total	$42	$44		$205

FINANCIAL AND OTHER DATA
Financing (in millions of Canadian dollars)
Value of total loans and notes receivable	3,164	3,442		4,720
Value of undisbursed loans	–	–		505
Value of loan disbursements (net of guarantees)	–	569	(2)	446	(2)
Value of liability on loan guarantees	208	241		295
Undisbursed amounts on loan guarantees	–	–		–
Amounts available for allocation	–	–		–
Loan amounts rescheduled	–	–		2
Number of transactions financed	–	–		5
Number of current lines of credit and protocols	–	–		–

Insurance (in millions of Canadian dollars)
Value of liability on insurance and guarantees	9	8		10
Value of claims paid	–	–		–
Value of claims recovered	–	–		–
Value of claims outstanding at end of year	–	13		13
Number of policies issued	–	–		1
Number of insurance policies and guarantees in force	1	4		7

(1)	Includes activity pursuant to the Softwood Lumber deposit refund mechanism transactions.

(2)	Includes amounts disbursed in conjunction with the Ontario Financing Authority relating to loans in the automotive sector.

138  |  Adapting to the New Reality

2009		2008	2007		2006		2005	2004	2003

14,222	(2)	–	27	(1)	3,645	(1)	649	987	1,209

628		–	–		–		–	–	1
–		–	–		–		–	–	–
–		–	–		–		–	–	–
–		–	–		–		–	–	–
628		–	–		–		–	–	1
$14,850		$ –	$27	(1)	$3,645	(1)	$649	$987	$1,210

5,905		3,226	2,765		3,592	(1)	3,994	3,786	3,219
607		1	2		1,516	(1)	1,526	2,368	3,303
14,398	(2)	–	31	(1)	3,647	(1)	650	1,020	981
385		457	462		535		1,311	1,341	1,486
–		–	–		15		59	145	225
–		–	–		–		39	52	61
1		–	–		15		41	6	31
16		–	27	(1)	803	(1)	37	55	45
–		–	–		–		1	2	2

120		–	–		–		–	–	–
–		–	–		–		–	–	–
11		15	8		–		–	–	–
13		22	35		44		44	44	45
103		–	–		–		–	–	2
53		2	2		2		4	4	5

EDC Annual Report 2012 | 139

GLOSSARY OF FINANCIAL TERMS

Actuarial Gains or Losses – Changes in the value of the defined benefit obligation and the plan assets due to differences between actuarial assumptions and what has actually occurred and due to changes in actuarial assumptions.

Actuarial Valuation (re: Pension Benefit Plans) – An assessment of the financial status of a benefit plan performed by an independent actuary. It includes the valuation of any plan assets and the defined benefit obligation using estimates of future events that will affect the costs and obligation for employee benefits plans.

Amortized Cost – The amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability.

Basis Point – One one-hundredth of a percentage point.

Collective Allowance – Allowance established for losses which we estimate to have occurred, but have not yet been individually identified within our portfolio.

Contingent Liability – Potential debt which arises from past events and may become an actual obligation if certain events occur or fail to occur. Contingent liability is also referred to as insurance policies and guarantees outstanding.

Credit Risk – The risk of loss incurred if a counterparty fails to meet its financial commitments.

Defined Benefit Obligation – The actuarial present value, without deducting any plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and prior periods.

Derivative Instruments – Financial contracts that derive their value from changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities, market indexes or other financial measures. Such instruments include futures, interest rate, foreign exchange, equity, commodity and credit default swaps.

Effective Interest Rate – The rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.

Facultative Reinsurance – Reinsurance provided on a transactional basis.

Fair Value – The amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Financial Institutions Insurance – Includes credit risk mitigation provided directly to Canadian financial institutions that cover their foreign bank and foreign buyer counterparty risk in business transactions.

Foreign Exchange Risk – The risk of potential adverse impact on the value of financial instruments resulting from exchange rate movements.

Gross Loans Receivable – Principal amounts outstanding under existing loan agreements.

Hedge – A risk management practice used to manage interest rate or foreign exchange exposures arising from the normal course of business operations.

IFRS – International Financial Reporting Standards.

Individually Impaired Loans – Loans where there is objective evidence that an impairment loss has occurred.

Interest Rate Risk – The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

LIBOR – London Inter-Bank Offered Rate – The interest rate at which banks in London are prepared to lend funds to first-class banks.

Liquidity Risk – The risk that we would be unable to honour daily cash outflow commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions.

Market Risk – The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign exchange risk, interest rate risk, and other price risk.

Net Finance Margin – Net financing and investment income expressed as a percentage of average income earning assets.

Net Financing and Investment Income – Revenue earned on financing, leasing, marketable securities and investment assets, less interest and leasing and financing related expenses.

Net Revenue – Net income excluding the provision for credit losses, claims-related expenses and administrative expenses.

Operational Risk – The risk of direct or indirect loss resulting from the organizational environment, external events, inadequate internal processes, people, or systems.

Productivity Ratio – Administrative expenses expressed as a percentage of net revenue excluding debt relief and the unrealized gains and losses on long-term debt and derivatives.

Projected Benefit Method Pro Rated on Services – An actuarial valuation method in which an equal portion of the total estimated future benefit is attributed to each year of service.

Special Purpose Entity (SPE)– SPE is an entity created to accomplish a narrow and well defined objective. Such an SPE may take the form of a corporation, trust, partnership or unincorporated entity. SPEs often are created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the SPE.

Undisbursed Loan Commitments – A contractual amount under an existing loan agreement that has yet to be advanced to the borrower.

140 | Adapting to the New Reality

CORPORATE REPRESENTATION

NATIONAL

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Cover (outside) Top Left: Courtesy of Pratt & Whitney Canada Top Right: © Martin Lipman Bottom © José Fuste Raga/age fotostock (inside) Left: © Martin Lipman Right: © Mel Stuart/Westend61/Corbis

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